As submitted confidentially to the U.S. Securities and Exchange Commission on May 1, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Once Upon a Farm, PBC

(Exact name of registrant as specified in its charter)

Delaware	2000	47-3648280
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2111 San Pablo Avenue, Suite 2216

Berkeley, CA 94702

(888) 983-1606

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Foraker

Chief Executive Officer

2111 San Pablo Avenue, Suite 2216

Berkeley, CA 94702

(888) 983-1606

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Ashley Sinclair 333 West Wolf Point Plaza Chicago, IL 60654 (312) 862-2000	Alexander D. Lynch Barbra J. Broudy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated  , 2025

Shares

Common Stock

This is the initial public offering of shares of common stock of Once Upon a Farm, PBC. We are offering   shares of common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price for our common stock will be between $   and $   per share. We intend to list our common stock on     under the symbol “    .” However, no assurance can be given that our listing application will be approved. If our listing application is not approved by    , we will not be able to consummate this offering.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. We elected in March 2021 to be treated as a public benefit corporation under Delaware law. As a public benefit corporation, we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including those affected by the specific benefit purposes set forth in our certificate of incorporation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize stockholder value. See “Prospectus Summary—Public Benefit Corporation Status.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to   additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about      , 2025.

Goldman Sachs & Co. LLC*	J.P. Morgan*	BofA Securities	William Blair

*	In alphabetical order

Prospectus dated  , 2025.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our common stock and the distribution of this prospectus outside the United States.

Through and including    (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

BASIS OF PRESENTATION

All financial statements presented in this prospectus have been prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States (“GAAP”). We also supplement our financial statements with the following non-GAAP financial measures in this prospectus: Contribution Margin and Adjusted EBITDA. See “Prospectus Summary—Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless otherwise noted or the context otherwise requires, as used in this prospectus:

•	“CAVU” means CAVU Consumer Partners LLC.

•	“CAVU Investors” means CAVU Venture Partners II LP and CAVU Venture Partners III LP, collectively, investment funds managed by CAVU.

•	“S2G” means S2G Ventures Fund I, L.P., S2G Ventures Fund II, L.P., and S2G Builders Food and Agricultural Fund III, L.P. collectively, investment funds managed by S2G Investments, LLC.

TRADEMARKS AND TRADE NAMES

“Once Upon a Farm,” “A Better Story Starts Here,” “Tractor Wheels” and other trademarks or service marks of Once Upon a Farm appearing in this prospectus are the property of Once Upon a Farm. This prospectus contains additional trade names, trademarks, and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ® or ™ symbols. Other trademarks, trade names, service marks or copyrights of any other company appearing in this prospectus are, to our knowledge, the property of their respective owners.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We have also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. Additionally, from time to time, these sources may change their input information or methodologies, which may change the related results. While we believe the estimated market position, market opportunity, and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Certain information in the text of this prospectus is contained in independent industry reports and other information publicly available, including the following:

•	GutCheck, Once Upon a Farm Shopper Journey Exploration – July 2024 (“GutCheck”);

•	Mintel, Baby Food & Drink – US – 2024 – April 19, 2024 (“Mintel, Baby Food”);

•	Mintel, Marketing to Moms – US – 2024 – October 22, 2024 (“Mintel, Marketing”);

•	Mintel, Grocery Retailing – US – 2024 – June 28, 2024 (“Mintel, Grocery”);

ii

•	Numerator, Brand Health Tracker, Total Sample, Fielded January 8 - 15, 2025, n=1,029 Verified O’Farm Purchasers with high familiarity to brand (n=119) (“Numerator, Brand Health Tracker”);

•	Numerator Analysis, Latest 12 months ended February 25, 2025 (“Numerator Analysis”);

•	Numerator Insights, New Item Source of Volume, First nine months following launch ended June 2024 (“Numerator, Nine months post-June 2024 launch”);

•	Numerator Insights, New Item Source of Volume Report, First six months following launch ended March 2024 (“Numerator, Six months post-March 2024 launch”);

•	Numerator Insights, Shopper Comparison Report, Latest 52 weeks ended February 23, 2025 (“Numerator, Shopper Comparison”);

•	Numerator Insights, Shopper Metrics Report, Latest 52 weeks ended February 23, 2025 (“2025 Numerator, Shopper Metrics”);

•	Organic Trade Association, Consumer Perception of USDA Organic and Competing Label Claims – 2025 (“Organic Trade Association”);

•	SIVO, Insights and Recommendations – March 2023, n=1,451, with total study covering 2,100 consumers (“SIVO”);

•

SPINS, U.S. MULO + Natural Expanded Channel Data – 52 weeks, 24 weeks, and 12 weeks ended February 23, 2025, respectively, 52 weeks ended December 29, 2024, and 24 weeks ended January 1, 2023 (“SPINS, U.S. MULO”);

•	SPINS, Stores Selling & ACV Data – December 2024 and February 2023 (“SPINS, Stores”);

•	SPINS, 2025 CPG Outlook: Industry Update & Trends Predictions – January 2025 (“SPINS, CPG Outlook”);

•	Renub Research, United States Kids Food and Beverage Market (2020-2032) – 2024 (“Renub”); and

•	84.51° Stratum, Digital Journey Insights – October 2024 (“84.51° Stratum”).

iii

PROSPECTUS SUMMARY

The following summary contains selected information contained elsewhere in this prospectus about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references in this prospectus to “Once Upon a Farm,” the “Company,” “we,” “us,” “our,” or similar terms refer to Once Upon a Farm, PBC.

Overview

Our Company

At Once Upon a Farm, we are driving systemic change in childhood nutrition with real, organic, farm-fresh food – made with no added sugar, no preservatives, and nothing artificial. From baby’s first bites to kid’s school-ready snacks, we are a rapidly growing leader in modern childhood nutrition that provides innovative, nutrient-packed, delicious food to on-the-go parents for their babies and kids. We revolutionized the childhood nutrition category with what we believe is the first-ever cold-pressed Pouch, setting a new standard for nutrition that parents love and kids crave. From one mother’s kitchen and farmers markets to a beloved household brand, we are the #1 growth brand in the category1, elevating parents’ expectations for the food their children consume and eliminating the need to compromise taste and quality for convenience.

Our mission and commitment to our consumers guides every decision we make and is at the heart of our identity and journey ahead. We are a public benefit corporation, which requires us to uphold high social and environmental standards and provide transparency for all of our stockholders. Additionally, we believe we are the first baby through kid parent-ally brand with a deep commitment to superior, fresh products with high nutritional standards and incredible taste. Our thoughtful recipes are crafted with high-quality organic ingredients, from cold-pressed Pouches and freshly Frozen Meals, to Refrigerated Oat Bars and Dry Baby Snacks, earning us the trust of parents, and creating a loyal and fast growing consumer base. This is reflected in our Net Promoter Score (“NPS”) of 472, outpacing all of the established category players, according to a Numerator survey conducted on January 15, 2025. This is coupled with impressive and consistently growing repeat purchasing rates as 46%3 of our consumers with children repeat purchased Once Upon a Farm products in the latest 52 weeks ended February 23, 2025.

Our success in developing nutritious food that kids love, and parents feel good providing, has resulted in a remarkable growth trajectory. We have surpassed $250 million of in-store retail sales and are the #1 brand driving dollar growth to the categories we play in, for the 52 weeks ended February 23, 20254. Our products are available in the aisles where parents frequently shop and are sold in more than 20,0005 doors nationwide across U.S. Multi-Outlet (“MULO”) and the Natural/Specialty channel. We have strong relationships with well-known retailers, both in brick-and-mortar stores and e-commerce.

[1]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[2]	Numerator, Brand Health Tracker. NPS is a metric used to gauge customer loyalty and satisfaction by measuring how likely customers are to recommend a company or product to others.
[3]	2025 Numerator, Shopper Metrics.
[4]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[5]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.

We believe we are distinct and attractive to our retail customers as we sell in both the fresh perimeter and center of store allowing for an “all aisle” presence for our consumers that is available on-premise and online. Our playbook is effective as we unlock incremental traffic and growth in the aisles our products are presented in, and our velocities have remained best-in-class as our distribution has expanded. Retailers value this given that we help attract larger basket shoppers and generate better margin outcomes. For example, in baby food we are the #1 growth brand and more than 60% incremental to the category, with upwards of 35% new purchasing as of July 13, 2024, according to management estimates. We believe our brand is enhancing childhood nutrition options and categories as we provide modern, better-for-you products that yield satisfaction and smiles.

From A Mission to A Movement

In 2015, Cassandra Curtis and Ari Raz started Once Upon a Farm with a mission centered around two main pillars:

•	Kids should be eating food that is organic, fresh, clean, and real; and

•	Parents need food options that are delicious, nutritious, and convenient.

Cassandra created the original recipes in her kitchen to feed her own children because nothing she could buy at the grocery store from existing food brands met her high personal standards. Inspired by this mission, in 2017, industry veteran, longtime leader of Annie’s, and former president of the Annie’s operating unit at General Mills, John Foraker partnered with actor, philanthropist, and entrepreneur / businesswoman, Jennifer Garner, to join with Cassandra and Ari to create the next generation childhood nutrition company. Subsequently, we assembled a team of Consumer-Packaged Goods (“CPG”) veterans, with experience disrupting category norms, and built an organization filled with talented, passionate and success-seeking people. We have grown Once Upon a Farm to $157 million in annual net sales for the fiscal year ended December 31, 2024, representing a 64.6% compound annual growth rate (“CAGR”) from 2018 to 2024.

Through the power of our team, we believe we are a pioneer in modern childhood nutrition with a deep connection to our consumers built on trust, quality, and transparency. Our brand’s “farm fresh first” approach resonates with parents wanting to increase their kids’ consumption of fruits and veggies, resulting in high consumer loyalty and advocacy. It is through these foundational advocates that we have enjoyed continued success, as our brand is amplified via their enthusiastic word-of-mouth, which is sincere, effective, and comes at no cost to our business. Peer-to-peer marketing has become increasingly significant in how parents are introduced to our brand. The primary way consumers find out about our brand is by word-of-mouth advocacy, and that has increased to 34%, up from 23% in 20206, showing the brand’s continued breadth and trust. Parents who purchase our products often brag about our quality and taste profile that kids love. Despite this, and the

[6]	GutCheck.

significant reach our brand has for its size, we only have household penetration of 3.8%7 as of the latest 52 weeks ended February 23, 2025, which should provide us with significant growth opportunities.

Once Upon a Farm’s reach is further supported by our modern and multi-faceted, consumer-driven marketing strategy that spans social media, traditional marketing, national partnerships, and commercial TV campaigns that are paramount to further driving consumer awareness. We utilize full-funnel marketing strategies by focusing our activations on both our core products and innovations to attract new and repeat consumers.

The Proof is in The Pouches…And Our Innovative Products

At the heart of our business is our never-ending drive to perfect our core product: our Pouches. Over time, we have enhanced the formulations, improved the format, and updated the packaging, which are then applied to subsequent product rollouts. We boast an unrelenting focus on taste and quality of our products and leverage our innovation capabilities and supply chain expertise to bring these products into the homes of our consumers.

Pouches, our core category, include Fruit & Veggie Blends, Functional Blends, and Smoothies. We designed our Pouches to deliver innovation and modernization to the stagnant dairy aisle, where, adjacent to legacy kid positioned yogurt brands, we initially placed our products during our 2018 national roll-out. We believe that we continue to raise the bar for industry standards. We make our Pouches by blending fresh and Instant Quick Frozen (“IQF”) fruits and vegetables, sourced at peak ripeness, with other high-quality ingredients. We process them using high, cold pressure, never heating them above 40 degrees, which preserves enough shelf life to allow for refrigerated distribution to stores nationwide. The result is a fresh product with a taste and texture as if it were homemade. Kids love the taste, and parents feel great about the simple ingredients and freshness.

We also have sought-after and on-trend functional offerings for our Pouches, such as our Immunity and Smart Blends which are designed to support children’s health and development as people look to food as a means for preventative health benefits. For the 52 weeks ended February 23, 2025, these Pouches were the highest velocity products among our Kid & Baby Pouch portfolio8. According to SPINS, U.S. MULO data reflecting retail sales, as of the 52 weeks ended February 23, 2025, our portfolio of Pouches has $134 million of retail sales, with the #1 position in the category contributing more growth dollars and units to the category compared to any other brand.

Building upon our Pouches’ strong foundation of trust, loyalty, and passion with our consumers, we expanded into baby and kid pantry snacking with Dry Baby Snacks and Refrigerated Oat Bars. In 2023, we launched what we believe was the first-of-its-kind Refrigerated Oat Bar at a time when bars in the market were full of sugar, preservatives, and lacking flavor and nutrition. In 2024, we launched Dry Baby Snacks which include Fruit & Veggie Puffs, Melts, and Tractor Wheel Bars. Per SPINS, U.S. MULO data on retail sales, as of the 52 weeks ended February 23, 2025, we are the #1 velocity Baby & Toddler Snack brand in the U.S., specifically with the #1 velocity in Puffs, Melts, and Toddler Bars, making our Dry Baby Snacks the #4 brand in the category by dollar sales. We also launched our Soft-Baked Bars for kids and have quickly become the fastest growing brand driving segment growth in the Natural / Organic Breakfast Bar category where carried9. We believe this presents a substantial opportunity for us to further establish our reputation as a leading bar brand in a $7 billion Bar category, according to SPINS, U.S. MULO data as of the 52 weeks ended February 23, 2025.

[7]	2025 Numerator, Shopper Metrics.
[8]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[9]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.

Our portfolio also includes a line of freshly frozen organic meals, mostly sold on our direct-to-consumer (“DTC”) platform hosted on Shopify. This line is focused on veggie forward finger feeding products that are an important bridge for parents transitioning babies to solid foods. These products also give us a foothold and experience in the Frozen category, which represents a significant opportunity for further brand expansion in the future should we decide to pursue that opportunity. This product also addresses the heightened demand for healthier and better-for-you frozen options that millennials and younger generation parents look for, a trend that we have observed coming out of the pandemic.

One of the most exciting opportunities ahead of us is the opportunity to broaden our cooler installations and presence in the baby aisle, which is traditionally home to only shelf stable products. From our earliest days, we began placing and testing coolers in baby aisles, experimenting with different sizes and product assortments to discover the best retail results and category incrementality. In 2022, these efforts paid off as we began to slowly scale the roll-out of fresh baby coolers at key retailers to meet the growing demand of parents seeking fresh baby food and clean snack options. Today, we believe we have identified the right strategy to drive a broader and more emphatic cooler presence, as we have over 2,000 coolers deployed nationally and are well-positioned to continue to steward this initiative into a meaningful growth engine for Once Upon a Farm and our retail customers. Our coolers not only create convenience and efficiency for shoppers, but also are highly incremental to baby food category growth, leading to larger and more profitable baskets for retailers. Our baby aisle coolers are 61% incremental and aisles featuring our coolers see +10 percentage points of total category dollar growth post-cooler launch, according to management estimates.

% of Net Sales by Product Type
4 %
2 %
94 %
3 %
19 %
78 %
2023A
2024A
Pouches
Snacks
Other

Omnichannel Route-to-Market with Leading Partners

We have built and fortified strong relationships with top retailers, both brick-and-mortar and online, some going back to our national roll-out in 2018. Our retail customers are aligned with and supportive of our mission in the baby and kids’ aisles. They have been constructive in furthering the Once Upon a Farm’s brand presence in their stores, recognizing both the growth opportunity they see and the high-value consumers that our brand attracts.

Retail Stores: We have a strong presence at brick-and-mortar stores as evidenced by our over 360,00010 points of distribution, expanding shelf space, and cooler placement in over 2,000 stores. Our products are available at leading retail customers, including Target, Whole Foods, Kroger, Walmart, Publix, and Wegmans. We work with leading national retailers and collaborate with them to ensure Once Upon a Farm is prominently displayed across the store to meet parents where they shop and support our goal of “owning the aisles.” Retailers who have our products filling over 15% of their Refrigerated Kid segment see an average increase of approximately 11.2%11 in their topline growth compared to U.S. MULO.

[10]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[11]	SPINS, U.S. MULO, for the 12-week period ended February 23, 2025.

E-Commerce: In 2024, according to management estimates, 40% of our sales volume started with a “click”, whether it was on our own DTC platform, our retail customers’ websites or third-party e-commerce and delivery platforms. As consumers increasingly shift to purchasing online, especially new parents, we ensure our products are also available on our retail customers’ online platforms, and seek to optimize our products’ placement for visibility and availability on their digital shelves. A greater portion of sales of our products are sold online by our key retail customers than our competitors. For example, other brands within our key retail customers may typically have 10% of their business done online, but 24% of our business is done online. This is important to our retail customers as digital baskets are 3 times12 more valuable than in-store baskets, highlighting the value of the e-commerce shopper. Based on management estimates, we are also the #1 indexing brand in the baby food, bars, and yogurt categories for retailer e-commerce platforms, selling 2 times the category average via Pickup and Delivery. Despite being in its infancy, we are seeing strong early traction with Thrive Market launching in the fiscal year ended December 31, 2024 and Amazon revenue growing 249.5% year-over-year from the year ended December 31, 2024 to the year ended December 31, 2023, with both retailers on track to rank among the Company’s top 10 retailers for the year ending December 31, 2025.

Additionally, we have our own established, profitable DTC platform that is an essential omnichannel connection point with consumers. Our platform enables us to have direct relationships with thousands of consumers that we survey to gain valuable insights that we can leverage across our portfolio to drive growth and develop products.

A Strategically Differentiated Supply Chain

We are committed to consistently delivering delicious, high-quality products using the highest quality ingredients, sourcing, and production. We understand that any compromise of these principles could have immense implications for our brand and business, which is why we maintain strict oversight across our entire supply chain. We consider our global sourcing relationships, our knowledge of the organic supply chain, our complex manufacturing processes, and our contract manufacturing network to be distinct competitive advantages presenting a strong barrier to entry. We believe that our role in improving childhood nutrition starts with how our food is grown, picked, and packed, which is why we carefully manage most of these processes.

We have bespoke and strategic relationships with our contract manufacturers, enabling strict oversight of our manufacturing process. Through these partnerships and contractual agreements, we source all ingredients

[12]	84.51° Stratum.

directly to meet our high standards and enforce rigorous quality control at every stage of production. While most food companies allow their third-party manufacturers to manage their product formulation, blending, and packaging, we handle those steps on our own, relying only on our contract manufacturers for their high-pressure processing lines. This gives us oversight and traceability into a critical part of our value chain, truly setting us apart in the industry, while maintaining gross margins of greater than 40%, which are among the best of our public company peers.

We are committed to the highest standards of social responsibility within our supply chain. For the year ended December 31, 2024, 73.1% of our domestic ingredients come from farms certified by the Equitable Food Initiative (“EFI”), which partners with growers and retailers to create a more transparent food chain and healthier workplace for the well-being of farmers growing and harvesting our high-quality raw ingredients. According to EFI, Once Upon a Farm is the first and only consumer packaged goods company committed to source and pay premiums on fruit from EFI certified farms. We view our farmers as true partners and utilize a “follow the harvest” strategy sourcing from all over the world to ensure that we are using the freshest ingredients that are in season.

Our Financial Profile

Our strong track record of continuous innovation, expansion of our product assortment, and increased brand awareness and household penetration has resulted in rapid growth since our inception. Our compelling financial profile and balanced asset-lite business model is characterized by high growth, robust gross margins, and Contribution Margins, and increasing profitability as reflected in our results from 2022 to 2024.

•	Our net sales increased from $66.3 million in the year ended December 31, 2022 to $156.8 million in the year ended December 31, 2024, representing a CAGR of 53.8%

•	Our gross margins increased by 430 basis points from 39.3% in the year ended December 31, 2022 to 43.6% in the year ended December 31, 2024

•	Our Contribution Margins increased by 882 basis points from 28.0% in the year ended December 31, 2022 to 36.8% in the year ended December 31, 2024

•	Our net loss increased from a $19.3 million loss in the year ended December 31, 2022 to a $23.8 million loss in the year ended December 31, 2024

•	Our Adjusted EBITDA decreased from a loss of $14.0 million in the year ended December 31, 2022 to a loss of $3.7 million in the year ended December 31, 2024

Our Industry

We operate within the large U.S. Natural and Organic Food and Beverage industry, which according to SPINS, U.S. MULO and Natural Expanded Channel data, accounted for approximately $75 billion in retail sales in the 52 weeks ended February 23, 2025 and has grown at a 5.4% CAGR for the comparable periods from 2023 to 2025, outpacing total U.S. Food and Beverage sales, excluding U.S. Natural and Organic Food and Beverage sales, of 3.0% over the same period. We believe approximately 38% of the U.S. market is comprised of tracked channels with the remaining 62% in untracked channels such as Costco, e-commerce, and Food Service. Our industry has been shaped by a long-term secular shift in consumer behavior towards health and wellness, and we believe that nutrition and health have never been more closely linked for U.S. consumers.

Growing consumer awareness of the health benefits of natural and organic foods has led to a significant increase in demand. Younger millennials and Generation Z consumers are increasingly prioritizing products that are organic and healthy, and these cohorts are expected to hold 47-60% of buying power by 203013. We believe that these preferences for natural and organic nutrition will continue to extend into the baby and kid aisles as these cohorts mature, increase their income, and have families.

[13]	SPINS, CPG Outlook.

Expecting parents and parents of infants are the highest indexing household types the Organic Trade Association refers to as “Committed Organic Consumers” (purchasing 5 or more organic categories in the last 12 months). As a result, the Baby Food category boasts the highest penetration of households purchasing organic across all categories14, providing a significant opportunity for our products. Parents have increasingly sought to prioritize the health and nutrition of their children, as ages 0-12 represent some of the most critical years for biological, cognitive, and social development, and for the prevention of negative life-long health impacts. According to the Mintel, Grocery report, 9 out of 10 parents with children under the age of 18 report purchasing natural and organic products. We believe this prioritization has highlighted the prevalence of preservatives and fillers, over-processing and added sugars in kids’ packaged food, and the need for better options with simple, clean ingredients that still taste delicious and are convenient for parents. As a baby and kid nutrition company committed to providing fresh, organic, and delicious food in a sustainable and transparent manner, we believe we are well positioned to leverage these secular shifts in consumer demand as a catalyst for growth.

While our focus is specific to natural and organic, we are also seeking to capture market share from the broader U.S. Kids Food & Beverage industry, which, according to Renub Research, is projected to exceed $57 billion in sales value in 2024 and to grow at a 6.5% CAGR from 2024 to 202715. Through our portfolio of products, we are able to cover many need states spanning across functional, dairy, fruits & veggies, and snacking. We track our performance in retailers using SPINS data, where our products today are captured primarily within the Baby & Toddler Foods, Refrigerated Yogurt & Plant-Based Yogurt, and Wellness & Snack Bars categories. When combined, these categories accounted for approximately $21 billion in retail sales in the 52 weeks ended February 23, 2025, according to SPINS, U.S. MULO and Natural Expanded Channel data. The Baby & Toddler Food category accounted for approximately 93% of our SPINS retail sales in the 52 weeks ended February 23, 2025 according to SPINS, U.S. MULO and Natural Expanded Channel data; all of our Pouch products have been coded to this category, irrespective of whether the intended consumer is a baby, toddler, or older child, and irrespective of placement in the dairy or baby aisle. The category breakdown as well as our estimate of the target demographic in each category is as follows:

(1)	SPINS LLC, U.S. MULO + Natural Expanded Channels, 52 Weeks ending February 23, 2025
(2)	Management estimates
(3)	Excludes U.S. Natural and Organic F&B Sales

[14]	Organic Trade Association.
[15]	Renub.

When parents are considering which brands and products to feed to their kids, the purchase decision is often dependent on brand trust and loyalty, and 65% of parents express a desire for a single childhood food brand that spans all ages16. We believe that our core values, diverse product platform, dedication to taste, and healthy products, and disciplined investments position us well to serve these consumers, benefit from industry trends, capture market share, and continue driving industry-leading growth in the coming years.

Competitive Strengths

We believe that the following strengths differentiate our brand and have built the foundation for our continued growth and stewardship of children’s nutrition:

Modern & Deeply Trusted Brand Covering Baby Through Kid

Once Upon a Farm is a modern, premium brand that has earned the trust of parents by offering simple, great-tasting, and highly nutritious organic foods that both parents and children love. Our company mission is to drive systemic change in childhood nutrition for a happier, healthier, and more equitable world. We are addressing what we believe is an unmet need that legacy manufacturers of children’s packaged food options, especially ones kids crave the most, have historically failed to address. Many of the most popular and widely available children’s snacks contain preservatives, artificial flavors, and colors, and lots of added refined sugars. We are a next generation brand providing convenient, fresh, organic, and better-for-you food options for babies and kids, that on-the-go parents trust.

Our products resonate with our consumers no matter where they shop – across aisles and channels, evidenced by our strong NPS of 47 according to a Numerator survey conducted on January 15, 2025, which leads our competitive set and reinforces the trust and favorability we have built over the years. We have a loyal base of consumers that we have cultivated over an extended period of time through repeated positive consumer interactions with our brand and products. Most recently, a survey from January 2025 found that Once Upon a Farm is seen as one of the most trustworthy brands by 73%17 of shoppers. That same survey showed our aided brand awareness increased to 68%18, from 59%19 two years prior. We are viewed as a ‘badge brand’ that parents gravitate towards given our brand is associated with a high standard of quality, transparency, and taste that kids love. As a result, we believe consumers are proactively sharing our brand through peer-to-peer connections because of their love for our products and their desire to share that experience with their friends and family members. We have earned the trust of parents by never compromising on our promise to them to provide healthy food choices, making Once Upon a Farm a go-to choice for playdates, parks, and busy families everywhere. However, with household penetration only at 3.8%20 as of the latest 52 weeks ended February 23, 2025, we believe we still have so much opportunity ahead of us.

Consistently Delicious Products Made With High Quality Ingredients

Our unwavering commitment is to create delicious products that children love using high quality, fresh, and clean ingredients. Parents appreciate our transparency and dedication to providing products that are safe, organic, non-GMO Project Verified, contain no added sugar, and are free from artificial flavors, colors, and artificial preservatives, as evidenced by the graphic below derived from Numerator, Brand Health Tracker data. Our simple and easy to understand ingredients are correctly perceived as healthy by parents, differentiating us from most category competition. Once Upon a Farm’s entire portfolio, which utilizes over 115 diverse ingredients,

[16]	SIVO.
[17]	Numerator, Brand Health Tracker.
[18]	Numerator, Brand Health Tracker.
[19]	Numerator, Brand Health Tracker.
[20]	2025 Numerator, Shopper Metrics.

adheres to strict organic standards and is certified with the United States Department of Agriculture (the “USDA”) Organic seal.

We carefully design each product to meet the nutritional needs of different developmental stages, from a baby’s first bites to school-age snacks. Certain products are further enhanced via functionality, such as added immunity, belly, and brain health supportive ingredients. Our Immunity Blend Pouches, which contain probiotics that support immune health, and our Smart Blend Pouches, which contain Omega 3s and choline that support brain health, are the highest velocity products across our Kid & Baby Pouch portfolios21. We believe this demonstrates how parents are increasingly looking for products that are simple, clean, and that they believe can do more for their kids without sacrificing on delivering a superior taste to ensure kids want to keep coming back for more.

We understand the importance of maintaining trust with the children who consume our products and their parents, which is why we are committed to upholding our products to the highest quality standards. Our pouches have received verification from The Clean Label Project and have earned us the Purity Award Certification, solidifying us as a top choice for parents in the category. We believe these recognitions, coupled with our repeat rates showcase our ability to strike the perfect combination of flavor, taste, and nutritional value.

Leading In-House Innovation Capabilities Redefining The Baby & Kid Food Markets

Innovation is at the core of Once Upon a Farm – we constantly seek to optimize and improve our products to provide relevant options that meet the needs of today’s families while staying true to our mission. We disrupted the industry in 2015 when we introduced our cold-pressed Pouches, for the first time providing families with nutrition-packed, fresh homemade taste without the preparation and clean-up. Our Pouches are designed for on-the-go convenience, with easy-to-use spouts, making feeding simpler and mess-free. Aside from novel formats, we continue to explore new ingredient combinations and functional benefits. For instance, in 2022, we expanded our line of Pouches with Immunity Blends which now have the highest growth rates across our portfolio, according to SPINS for the 52 weeks ended February 23, 2025. An analysis conducted by Numerator demonstrates that new to brand households purchasing Immunity Blends in their first year are shown to be more valuable to our total brand compared to new to brand households purchasing any other segment.

Following the launch of our core Pouches, and establishing our brand’s trust with families, we expanded our portfolio into additional categories with great success. Our first entry into snacking was via expansions into Refrigerated Oat Bars and Dry Baby Snacks, and today, new products outside of our core Pouches represent 24% of our portfolio and drove 50%22 of growth contribution in our last full fiscal year ended December 31, 2024.

[21]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[22]	SPINS, U.S. MULO.

Over time, our goal is to be the go-to brand for babies, toddlers, and big kids, as 65%23 of parents want a brand that spans all ages, which enhances the market position of Once Upon a Farm as we believe there are no competitive substitutes that span those ages.

Our new product ideation is greatly enhanced by the data and analytics we gather via our DTC platform. The direct feedback we gain from our carefully cultivated and empathetic relationships with over 17,000 subscribers provides us with valuable insights into their unmet needs. Leveraging these insights, coupled with ongoing product evaluation, we maintain a robust pipeline of new products, and are confident we have the team, capabilities, and most importantly, the brand to continue to lead and disrupt the industry.

Core Demographic Comprised of Loyal Consumers With Strong Brand Affinity

We relentlessly focus on being a consumer-led brand and an ally for parents. Our brand’s attributes have and continue to win over a valuable, attractive, and passionate consumer base. This connection often begins before consumers actually start buying Once Upon a Farm products. According to the Mintel, Marketing report, first time moms exhibit heightened information-seeking behaviors, especially across digital sources where they are up to 35% more likely than all moms to seek information. Once the baby arrives, the Mintel, Baby Food report indicates that 57% of parents rely heavily on recommendations from their pediatricians and 55% rely on word-of-mouth from friends and family with young children when it comes to feeding their babies. According to the same Mintel report, 76% of consumers believe that brands play a role in educating parents about nutrition. Our brand’s growing awareness, coupled with our full-funnel marketing strategies, has resulted in our brand consistently showing up as a leading name during this phase for parents.

This established trust and introduction to Once Upon a Farm creates early adoption and serves as a gateway for babies to our Kid offerings and establishes long-term brand loyalty among parents with our average consumer around 2-5 years old. As noted, we boast a strong brand NPS score, and have immensely favorable brand sentiment around product attributes such as “high quality,” “trust,” and “health/nutrition” among our purchasers according to a Numerator survey conducted January 15, 202524. By consistently delivering on our consumer expectations, we have established a devoted consumer base and created a community of loyal parents who are advocates for our brand. This is evident through their strong repeat purchasing rates of 46%25 among households with kids for the 52 weeks ended February 23, 2025. In addition to repeat purchasing, our customers are loyal to our brand, as demonstrated through their shopping across our product portfolio. Notably, approximately 40% of households buying our refrigerated products also purchase our products in other categories where available, according to management estimates. We are fortunate to have such amazing parents in our consumer base, and hope to continue enhancing and expanding that trust for years to come.

Deep & Symbiotic Retail Relationships

We partner with the most-trafficked retailers nationally who rely on us to deliver category leading innovation, excellent growth opportunities, and a brand that draws attractive consumers into the store. Retail customers value the incremental categories we offer, the strong velocities we bring, and the resulting growth and premium margins we deliver for them. Our shoppers spend approximately 1.5 times26 more annually on groceries compared to the average grocery shopper with 2-4 times larger shopper baskets for cross-shopping households compared to perimeter only, according to management estimates. We are also able to deepen our assortment across the store by driving higher dollar sales per store, or point of distribution (“$SPP”), which is beneficial to both us and our retail customers. Our $SPP is a metric that is accelerating as of recent, growing from 23% across

[23]	SIVO.
[24]	2025 Numerator, Shopper Metrics.
[25]	Numerator, Brand Health Tracker
[26]	Numerator, Shopper Comparison.

the total U.S. MULO for the 52 weeks ended February 23, 2025, to 32% growth across the 12 weeks ended February 23, 2025. Our strategic retail customers on the leading edge of this strategy are seeing $SPP growth upwards of 50% to 100% over this same timeframe. In other words, each point of our all-commodities-volume weighted distribution (“ACV distribution”) for our leading U.S. retailers is worth 50% to 100% more today than it was just a year ago. In addition to driving foot traffic, according to management estimates, our consumers are digitally savvy with 35% of our retail sales being made online in 2024, which is 3 times more valuable to retailers than in-store according to 84.51° Stratum.

We are the #1 brand27 driving dollar growth for retailers in the categories we play in. In the Kid Yogurt section of the dairy category, our pouches contribute more retail dollar sales and unit growth compared to any other brand which results in our leading retail customers’ Kid Yogurt categories growing on average approximately 13.2%28 more than U.S. MULO. Due to our points of differentiation from the competition, we are 69% incremental to the Kid Yogurt category, according to management estimates, and 73% incremental to the Refrigerated Bar category29. We also achieved the distinction of being the #1 velocity Baby & Toddler Snack brand in the U.S.30, and when Dry Baby Snacks launched, according to management estimates, became 80% incremental to each of the Baby & Toddler Puffs, Melts, and Bars categories, with 50% of that from new to category households31. Additionally, our Soft-Baked Bars that launched in 2024 are now the fastest growing Natural / Organic Breakfast bar brand32.

Difficult to Replicate, Scaled, and Global Supply Chain Network

From “farm to kid,” we have built a best-in-class and capital efficient supply chain that enables us to produce complex and differentiated products with organic, high-quality ingredients at scale. We view our farmers as true partners and we source ingredients globally using a “follow the harvest” strategy to ensure each ingredient meets our standards for quality, freshness, and availability. We employ a comprehensive quality assurance program, which includes strict supplier qualifications, audits, and thorough regular testing of raw materials and finished products. We share the results of these tests with our consumers as we know how much they value transparency. To maintain freshness year-round, we utilize a combination of fresh and individually quick-frozen fruits and vegetables in our products. Additionally, we maintain requisite inventory based on demand forecasting, so that we can consistently meet our customer needs.

Our differentiated supply chain, along with our manufacturing and procurement expertise, enables us to produce products of the highest quality, with leading gross margin and Contribution Margin of 43.6% and 36.8%, respectively, in the year ended December 31, 2024, which we believe will be difficult for new or incumbent competitors to replicate.

Mission-Driven Leadership Team With A Proven Track-Record, Developing A Best-in-Class Culture

We believe we have one of the most talented C-suites in the industry for a business of our size. This is purposeful, as we are building Once Upon a Farm for the future. Our leadership team has 125 years of collective experience in CPG, and most have been working closely together at the company for over five years. The majority of our C-suite has prior experience in helping to scale disruptive, high growth brands that challenged category norms and reset industry standards.

[27]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[28]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[29]	Numerator, New Item Source of Volume, first nine months post-June 2024 launch.
[30]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[31]	Numerator, New Item Source of Volume, first six months post-March 2024 launch.
[32]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.

Our Chief Executive Officer and Co-Founder, John Foraker, has over 30 years of experience in the natural and organic food industry having joined Annie’s as an investor in 1998, becoming its Chief Executive Officer when it was still a small company in 2003, growing it into an industry leader and spearheading its 2012 IPO, which was followed by its eventual sale to General Mills in 2014. John is one of our earliest investors, and in 2017, he joined us as our Chief Executive Officer to lead our endeavor to build an innovation-led children’s nutrition brand for babies and kids. Lawrence Waldman, our President and Chief Financial Officer, has over 27 years of experience in entrepreneurial CPG brands, including at Annie’s, where he was responsible for building the supply chain that fueled the successful expansion of that business and strong financial model. He joined Once Upon a Farm in November 2017 and has leveraged his know-how to build a strong and differentiated supply chain model with very favorable unit economics.

Our leadership team’s belief in our mission and shared values underpinning our organization has fostered a winning culture that prioritizes high performance, excellence in execution, talent development, trust, and open communication. The brand we’ve built, the confidence we have in our future growth, and the powerful attraction of our core mission enables us to attract best-in-class candidates across CPG and retain top talent, creating a deep bench of talent at all management levels. We further prioritize training and otherwise nurturing that talent as critical to our long-term success. We are proud of our high employee engagement scores and high retention. Our culture is the glue that holds our organization together, and as a result has made us a highly sought-after place to work. Our team is motivated by a shared goal to sustainably nourish families for years to come. As just one example of this devotion, we proudly formed our A Million Meals program in partnership with the non-profit organization, Save the Children. Through this program, we have pledged to distribute 1,000,000 nutritious meals to children in food-insecure communities in the U.S. We are committed to giving kids a better start for a healthier, happier tomorrow.

Our Growth Strategies

Grow Brand Awareness To Drive Increased Household Penetration

We lead with our core values in all aspects of our business. We believe this mission-led approach resonates with our consumers and creates authentic connections, reinforcing our identity as a parent ally brand. Kids love the taste of our products and parents love the high-quality nutritional profile and convenience we bring, resulting in repeat customers, earned trust, and brand loyalty. Parents are excited to share our products with other parents, enabling us to grow our brand awareness through word-of-mouth as parents share our story. We believe we can achieve meaningful scale in the years ahead, similar to what leading brands have accomplished during periods of category leadership. For example, Nestle reported approximately $2 billion in annual sales for the Gerber brand at the time of its acquisition in 2007. While we are at an earlier stage, we believe the strength of our brand, innovative go-to-market model, and growing consumer demand position us well to capture long-term value in the category. As of the latest 52 weeks ended February 23, 2025, our household penetration per the 2025 Numerator, Shopper Metrics report was 3.8%, up 65% year-over-year from 2.3%, but still under-penetrated when compared to an average household penetration of our top 3 competitors, which include Gerber, GoGo SqueeZ, and Stonyfield Baby/Kid, of 13%. This leaves us with significant room to deepen household penetration into the mid-teens or beyond, as we continue to grow brand awareness. We also found that our buy rate grows as we increase household penetration, suggesting that there is significant whitespace to meet consumer needs. As of the latest 52 weeks ended February 23, 2025, our buy rate per the 2025 Numerator, Shopper Metrics report was $33.6033, up from $30.8034 in the prior year.

We intend to continue to expand and extend the age distribution of our end consumers upwards to establish a comprehensive baby through big kid portfolio. We will leverage our highly disruptive baby portfolio as a

[33]	Numerator, Shopper Metrics
[34]	Numerator, Shopper Metrics

critical entry point and further establish ourselves as a trusted ally for parents during the crucial early stages of their baby’s development. This provides us significant runway to leverage our broader product portfolio to meet the evolving nutritional needs of babies and kids.

Our omnichannel approach meets consumers wherever they are, eliminating the need for them to shop elsewhere, which creates a formidable moat that we believe drives long-term retention and loyalty. Our DTC platform serves as an essential omnichannel connection point, enabling us to conveniently engage with parents and gain deep insights and analytics on evolving consumer preferences, allowing us to build direct and meaningful relationships with parents.

We intend to effectively engage and connect with consumers through our full-funnel, modern marketing initiatives. By creating authentic, peer-to-peer connections, we promote future sharing of our brand through word-of-mouth. This approach includes leveraging critical retail media networks, influencer programs, high-frequency national media campaigns, engaging social media, impactful sponsorships, and immersive in-store activations. Through the goodwill we have created with consumers and the connections we have established with parents, we believe we can reduce friction throughout the customer journey and push consumers through the funnel more effectively. We are confident that once consumers are introduced to our brand and our products, we can efficiently drive conversion from trials to repeat purchases, further fostering long-term loyalty.

Deepen and Expand Our Reach With Retailers

We have cultivated and continue to maintain strong and mutually beneficial relationships with our retail customers, who we believe are critical to our long-term growth strategy. We are prioritizing expanding our presence in retail locations and optimizing our distribution across all applicable stores. Our goal is to increase our distribution with current retailers by deepening our existing product assortment through increased SKU counts. As of December 29, 2024, we had 52% of ACV distribution in nearly 20,000 stores, across six product categories, with an average of 20 SKUs in each of our doors for the U.S. MULO35, and leading retailers carrying upwards of 30-60 SKUs and growing. We believe there remains significant opportunity to continue driving retail sales growth through assortment expansion within existing categories as well as potential to extend across aisles and penetrate into new categories through our product innovations.

We also intend to grow sales while amplifying the excitement of our in-store presence and expanding our in-store footprint by continuing the capital-efficient execution of our national baby cooler deployment. As of December 31, 2024, we have strategically deployed over 2,000 coolers across the nation, reflecting a compound annual growth rate of 68% from 2022 to 2024. Coolers play a highly disruptive role in our brand journey, serving as a key entry point into the brand for new consumer households. We are rapidly scaling our cooler program to extend our brand presence and increase our product assortment and SKU count across retailers. Our coolers can be found replacing standard shelving in the baby aisle as an endcap or free standing, and they currently feature our widest selection of pouches and baby food meals with baby positioning and nutrition designed for what we believe parents walking down the baby aisle are looking for. We estimate that there is an opportunity to expand across North America into a footprint of more than 15,000 coolers in stores. We typically share the cost of our branded coolers with our retail customers. Our contribution averages between $3,000 and $8,000 per unit, depending on cooler size and retailer-specific arrangements, and is generally recorded as slotting fees which we recognize as a reduction in net sales. Our capital-efficient cooler program continues to demonstrate strong in-store sales performance at the point of purchase. For the 12 weeks ended December 29, 2024, average in-store retail sales per cooler were approximately $10,600. As we have accelerated our roll-out, we have also increased the productivity of our coolers and believe there are further productivity enhancement opportunities as we scale the program and optimize our cooler placement in stores, broaden our product assortment in each cooler, increase brand awareness, and bring additional innovation. We expect our continued cooler deployment into the baby aisle

[35]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.

to drive growth to our dairy aisle assortment, as excitement about our brand and products crosses aisles. In addition, according to management estimates, our coolers contribute a 1.8 times lift to the basket size for the entire baby department. Due to the incrementality and uplift our coolers provide, retailers are eager to partner with us on this initiative. This enables us to grow our brand with balanced capital investments, while generating high return on investment and solidifying our position as the fresh baby category leader and a key long-term growth partner for retailers.

In addition to our primary retail growth strategy of increasing depth within existing accounts, we believe there is significant opportunity to increase e-commerce retail sales and expand into new retail customers and international markets.

Continue Innovation-Led Category Disruption

Our belief in the high demand for nutritious and delicious foods for babies through kids is reinforced by the success of our core portfolio and our track-record of carefully expanding and enhancing our offerings. For example, we have introduced more than 25 new products from new product lines since 2023. These new products are also quickly gaining market share as evidenced by the top three performance of our Dry Baby Snack SKUs within 6 months after launching, according to SPINS, U.S. MULO data. As another example, our Immunity Blends have seen impressive success in driving trials and repeat purchasing. When a new Once Upon a Farm household purchases Immunity Blends in their first year, they boast higher purchase frequency and a buy rate on our total brand, 69% higher than new-to-brand households purchasing our core pouches, driving strong customer loyalty36. Our strategic approach to product innovation also contributes to complementary performance of our products across aisles. According to management estimates regarding consumer purchasing behavior of our products, approximately 40% of households buying our Refrigerated Kid products cross-shop our products across additional categories where available, ultimately resulting in larger baskets, benefiting both our brand and our retail customers.

Our goal is to continue meeting the evolving needs and preferences of our consumers. We are witnessing a growing demand for functional baby and kid nutritional offerings due to the prevalence and rise of health and wellness trends. Leveraging the direct connections with parents built through our DTC website and our extensive consumer analytics, we believe we have the platform to enhance and expand our existing portfolio to fulfill these unmet needs and preferences. This includes building out our functional portfolio across formats, temperature states, and key elements such as protein, brain health support, and gut health support, which not only provide parents the functionality they are looking for but also satisfy the cravings of babies and kids.

Innovation is at the core of our Company, and we constantly strive to create new products that align with our core values and mission of providing tasty, fresh, and organic food to families without compromise. By leveraging our established reputation and trust with families, led by our disruptive baby portfolio, we can strategically deliver innovative products to older kids. This will expand our brand and extend the lifetime value of our core consumers. We believe there are several high-potential adjacent categories where we can leverage our tested brand standards for ingredients, nutrition, and taste, to provide consumers with new and improved choices across the kid’s lunchboxes. We have also developed a robust pipeline to serve key needs that we believe will make Once Upon a Farm a one-stop-shop for all things baby. We are confident that through innovation in new products, product line extensions, and packaging types, we will continue to drive meaningful growth for our Company.

Drive Sustained, Profitable Growth

We have made significant investments into building out our infrastructure to support long-term growth and to enhance the profitability of our core operating model as we grow. Margins have expanded consistently over

[36]	Numerator, Custom.

recent years, with gross margins in 2024 up 2.5% points versus 2023, and 4.3% points versus 2022. Our investments include assembling best-in-class talent from high-growth, CPG, and public company backgrounds, implementing strategic sales management principles, building scalable information and technology systems, and establishing a “follow the harvest” global procurement network. These investments are designed to drive execution of our growth strategy and significant operating leverage to our model as we continue to grow.

Additionally, we have developed a scalable production platform with partners who understand and believe in our brand, share our commitment to quality, and have invested alongside us to support our growth. These investments in expanded capacity and operational efficiency have been integral to our margin expansion efforts, and we believe they will continue to be so in the future. With our extensive experience and expertise in manufacturing and procurement, developed in collaboration with our trusted partners, we believe we are well-positioned to consistently deliver the highest quality, premium products to our consumers while also ensuring profitability and sustainability for Once Upon a Farm.

As we extend our presence with existing retail customers, we believe there is also opportunity to further increase our operating margins. The strength of our brand and ability to efficiently deliver industry-disrupting products to our consumers have consistently resulted in attractive and expanding gross margins.

We expect our highly disciplined financial model and leading gross margin profile to be significant drivers of value going forward.

Risk Factors Summary

Investing in our common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. Some of the most significant risks we face are the following:

•

We may suffer adverse public relations, need to recall our products and experience product liability claims if our products are contaminated, alleged to be contaminated or are rumored to have adverse effects, or if our products are alleged to cause illness or injury.

•	Factors outside of our and our suppliers’ control that disrupt our operations or impact the inputs, commodities, and ingredients that we use in our business.

•	The failure to manage our supply chain effectively, including inventory levels and transportation services.

•	The availability of natural, plant-rich, and organic ingredients.

•	Our ability to protect personal, proprietary, and confidential information and prevent security incidents.

•	Damage to the reputation of the Company, products, our management team, or co-founders.

•	Adverse weather conditions, natural disasters, pestilence, climate change, and other conditions beyond our control that could disrupt our operations.

•	The failure to retain and motivate our management team or other key team members, including our co-founders.

•	We rely on a limited number of independent contract manufacturers and suppliers, including co-packers, for certain equipment, ingredients, and packaging materials.

•	The loss of a significant customer.

•	Changing consumer preferences, perceptions, and spending habits.

•	The failure to successfully pursue growth or implement our growth strategy on a timely basis or at all.

•	Disruptions in the worldwide economy.

•	The inability to compete successfully in our highly competitive markets.

•	Any damage or disruption at any facility where our finished goods inventory is located.

•	Many of our customers are not obligated to continue purchasing products from us.

•	If our growth strategy related to the deployment of coolers proves to be unsuccessful or the operating capacity of our coolers is harmed.

•	The fluctuation in our business as a result of price actions, promotional activities, chargebacks, and seasonality.

•	Our ability to expand existing customer relationships and acquire new customers.

•	If our estimated market opportunity proves to be inaccurate.

•	A failure of our enterprise resource planning system or deficient information sharing capabilities.

•	The sufficiency and effectiveness of our marketing and trade spending programs and whether we are able to develop and maintain our brand.

•	Our ability to implement initiatives to improve productivity and streamline operations to control or reduce costs.

•	We are subject to significant governmental regulation.

•

Failure by our network of farms, suppliers of raw materials, co-packers, or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products.

•	The ability of our information technology systems, including artificial intelligence (“AI”) technologies, to perform adequately and accurately.

•	Our ability to achieve or sustain profitability.

•	Changes in tax laws.

•	Our ability to generate sufficient cash to service all of our indebtedness.

•	Our status as a public benefit corporation may not result in the benefits that we anticipate.

•	Our focus on a specific public benefit purpose and our ability to produce a positive effect for society.

•	Our duty to balance a variety of interests as a public benefit corporation, which may result in actions that do not maximize stockholder value.

•	The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance.

•	An active trading market for our common stock may never develop or be sustained.

•	The incurrence of increased costs as a result of operating as a public company.

•	We have reduced disclosure requirements as an “emerging growth company.”

•

Provisions in our amended and restated certificate of incorporation to be in effect upon completion of the offering (our “certificate of incorporation”) and bylaws to be in effect upon completion of this offering (our “bylaws”), could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occur, our business, financial condition, results of operations, cash flows, and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

only being required to present two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

Public Benefit Corporation Status

As a demonstration of our long-term commitment to our mission to offer delicious and nutritious snacks and meals for children of all ages, we elected in March 2021 to be treated as a public benefit corporation under Delaware law. As provided in our certificate of incorporation, we are dedicated to the following public benefits: (i) driving improvements in childhood nutrition for a healthier and happier planet; (ii) committing to a portfolio of products and an innovation pipeline that leads in how it approaches access, nutrient excellence, and changing the fresh snacking marketplace; (iii) working across our industry on recyclability initiatives and investing in renewable energy sources while continuing to implement improved sustainability measures across our organization; and (iv) supporting and championing farmers, organic foods, sustainable agriculture, and community engagement. Being a public benefit corporation underscores our commitment to our purpose and our stakeholders, including farmers and suppliers, consumers and customers, communities and the environment, crew members, and stockholders. See “Business—Public Benefit Corporation Status” and “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation Status” for additional information.

Corporate Information

We were incorporated in Delaware in February 2014. In March 2021, we became a Delaware public benefit corporation. Our principal executive offices are located at 2111 San Pablo Avenue, Suite 2216, Berkeley, CA 94702 and our telephone number is (888) 983-1606. Our website address is www.onceuponafarmorganics.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Offering

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares of common stock	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), based on an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use net proceeds received by us from this offering as follows: (i) approximately $ million to repay outstanding borrowings under our Term Loan Facility and Revolving Credit Facility (each as defined herein), (ii) approximately $ million to purchase new equipment needed for operations, (iii) approximately $ of cash consideration tied to a change in control event, and (iv) the remainder of such net proceeds will be used for general corporate purposes.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Any future determination relating to a dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol	We intend to apply to list our common stock on under the symbol “ .”

The number of shares of common stock that will be outstanding following this offering is based on     shares of common stock outstanding as of        , 2025, after giving effect to (i) the conversion of      shares of our preferred stock outstanding as of     , 2025, into an aggregate of      shares of common stock; (ii) the conversion of     convertible notes outstanding as of        , 2025 into an aggregate of    shares of common stock; and (iii) the assumed net exercise of convertible preferred stock warrants issued to a customer into      shares of common stock at the then effective conversion ratio and exercise price, and does not include (i)    shares of our common stock issuable on the exercise of stock options outstanding as of     , 2025 under our 2021 Omnibus Incentive Plan (the “2021 Plan”), (ii)     shares of our common stock reserved for future issuance under the Company’s omnibus equity incentive plan to be adopted upon completion of this offering (the “Omnibus Plan”), and (iii)      shares of common stock issuable upon exercise of convertible preferred stock warrants. See “Executive Compensation—Actions Taken in Connection with this Offering——Omnibus Incentive Plan.”

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes:

•	a 1-for- stock split of our common stock to be effected prior to the closing of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of our common stock;

•	an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	the effectiveness of our certificate of incorporation and bylaws.

Summary Financial Data

The following tables set forth our summary financial data. We have derived the following statements of operations data for the years ended December 31, 2023 and 2024, except for pro forma amounts, from our audited financial statements included elsewhere in this prospectus. Such financial statements, except for pro forma amounts, have been prepared in accordance with GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

Statements of Operations Data:	Year Ended December 31,
(in thousands, except per share data)	2023	2024
Net sales	$94,286		$156,801
Cost of goods sold	55,494		88,464

Gross profit	38,792		68,337
Selling, general and administrative expenses	54,114		74,655

Loss from operations	(15,322)		(6,318)
Other income (expense):
Interest expense	(1,548)		(1,611)
Interest income	1,216		892
Change in fair value of derivative liability	(1,803)		(16,037)
Other expense, net	(146)		(712)

Total other income (expense)	(2,281)		(17,468)

Net loss before income tax provision	(17,603)		(23,786)
Income tax provision	(34)		(50)

Net loss and comprehensive loss	$(17,637)		$(23,836)

Net loss per share attributable to common stockholders:
Basic and diluted(1)	$(52.14)		$(69.46)

Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted(1)	338,260		343,140

Pro forma net loss per share, basic and diluted (unaudited)(2)		$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(2)

(1)

See Note 2 and Note 16 to our audited financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(2)

Basic and diluted unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2024 gives effect to (i) the automatic conversion of     outstanding shares of convertible preferred stock into a number of shares of common stock at the effective conversion ratio, without giving effect to any anti-dilution adjustments relating to our convertible preferred stock and the related reclassification of the carrying value of our convertible preferred stock to stockholders’ (deficit) equity, (ii) the automatic conversion of approximately $     million of principal on convertible notes into      shares of convertible preferred stock, (iii) the elimination of the Company’s remaining derivative liability of approximately $     as a result of the conversion of the convertible notes, and (iv) the assumed net exercise of convertible preferred stock warrants issued to a customer into      shares of common stock at the then effective conversion ratio and exercise price. These unaudited pro forma adjustments have been reflected, as if they had occurred effective January 1, 2024.

The following table summarizes our unaudited pro forma net loss per share for the year ended December 31, 2024:

Year Ended December 31, 2024
(in thousands, except share and per share data)
Numerator:
Net loss attributable to common stockholders	$(23,836)
Denominator:
Weighted-average shares used in computing net loss attributable to common stockholders - basic and diluted
Pro forma adjustment for assumed conversion of convertible preferred stock to common stock
Pro forma adjustment to reflect the assumed net exercise of convertible preferred stock warrants issued to customers

Weighted-average shares used to calculate pro forma earnings per share attributable to common stockholders—basic and diluted

Pro forma earnings per share attributable to common stockholders - basic and diluted	$

Balance Sheet Data:

	December 31, 2024
(in thousands)	Actual	Pro Forma(1)	Pro Forma as Adjusted (1)(2)
		(unaudited)
Cash and cash equivalents	$17,306	$	$
Working capital	30,467
Total assets	68,964
Nonconvertible debt, net	7,876
Convertible notes	16,856
Derivative liability	23,847
Convertible preferred stock warrant liability	1,396
Convertible preferred stock	101,967
Accumulated deficit	(118,488)
Total stockholders’ (deficit) equity	(112,138)

(1)

The unaudited pro forma balance sheet data gives effect to (i) the automatic conversion of      outstanding shares of convertible preferred stock into a number of shares of common stock at the effective conversion ratio, without giving effect to any anti-dilution adjustments relating to our convertible preferred stock and the related reclassification of the carrying value of our convertible preferred stock to stockholders’ (deficit) equity, (ii) the assumed net exercise of convertible preferred stock warrants issued to customers into shares of common stock, (iii) the conversion of approximately $     million of principal on convertible notes into     shares of common stock and reclassification of the carrying amount to stockholders’ (deficit) equity, (iv) the reclassification to stockholder’s (deficit) equity of the Company’s remaining derivative liability of approximately $     as a result of the conversion of the convertible notes, (v) the repayment of the aggregate principal amount outstanding and accrued interest on the Term Loan Facility and Revolving Credit Facility of up to $    , and (vii) the payment of $     of cash consideration tied to a change in control event.

(2)

The pro forma as adjusted basis gives effect to our issuance and sale of     shares of common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.
(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity (deficit) by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price of $     per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets, and total stockholders’ equity (deficit) by approximately $     million.

RISK FACTORS

Risks Relating to Our Business and Industry

If our products are contaminated, alleged to be contaminated or are rumored to have adverse effects, or if our products are alleged to cause illness or injury, be mislabeled, or misbranded or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.

The sale of food products involves the risk of illness or injury to consumers. Such illness and injury may result from inadvertent mislabeling, tampering by unauthorized third parties, product contamination, food-borne illnesses, allergens, or spoilage. We believe our consumers rely on us to provide them with high-quality natural and organic food products. Concerns regarding the ingredients used in our products, the safety or quality of our products, or our supply chain may cause consumers to stop purchasing our products, even if the basis for the concern is unfounded, has been addressed, or is outside of our control. There can be no assurance that our products, many of which contain ingredients that we buy from third-party suppliers, will always comply with the standards set for our products. For example, genetically modified organisms may contaminate our products (including through cross-pollination) and not be easily detected, a potential issue that may be exacerbated if we are unable to trace the affected raw materials to their supplier lots. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-manufacturers and suppliers, including co-packers, comply in all material respects with all applicable laws and regulations, if ingredients or materials used for our products are alleged or proved to include contaminants that affect the safety or quality of our products or are otherwise rumored to have adverse effects, for any reason, we may need to find alternate ingredients or materials for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations.

We have in the past and may in the future be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to cause illness or injury or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise, in order to protect our brand’s reputation. Product recalls or withdrawals can result in substantial and unexpected expenditures, destruction of product inventory, and lost sales due to the unavailability of the product for a period of time, which could reduce profitability and cash flow. In addition, a product recall or withdrawal may require significant management attention. As an example, in June 2024 we initiated a voluntary recall of a single product due to potential Listeria contamination, which we discovered after conducting routine finished product testing. See “Business—Our Product Quality and Safety.” Although we received no reports of harm to customers as a result of this potential contamination, this recall resulted in diversion of management time to identify and remediate the issue. Product recalls, product liability claims (even if unmerited or unsuccessful), or any other events that cause consumers to no longer associate our brand with high quality may also result in adverse publicity or legal challenges, harm our reputation and hurt the value of our brand, lead to a decline in consumer confidence in and demand for our products, and lead to increased scrutiny, fines, or other penalties by federal and state regulatory agencies of our operations, which could have a material adverse effect on our business, financial condition, and results of operations. For example, despite our rigorous testing for heavy metals (e.g., arsenic, cadmium, lead, and mercury), and our robust programs to ensure compliance with food safety laws and regulations, such as Assembly Bill 899 in California, we may fail to adequately detect such toxins before our products reach the shelf, which could subject our products to a recall, and may negatively impact consumer perception of our products and our reputation.

We also may be subject to product liability claims and adverse public relations if consumption or use of our products is alleged to cause injury or illness, and our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage (which may result in future product liability claims being uninsured). A product liability judgment against us or an agreement to settle a product liability claim could also result in substantial and unexpected expenditures, which would reduce profitability and cash flow. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims could harm our brand’s image, be costly and time-consuming and may require management to spend time defending the claims rather than operating our business. From time to time, we may be subject to claims from competitors or consumers, including consumer class actions, alleging that our product claims are deceptive, such as products being mislabeled or misbranded. For example, we have had legal claims brought against us in California for our use of the phrases “4g Plant Protein,” “Omega-3’s,” and “Excellent Source of Choline” in describing certain of our products. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Whether or not a false marketing claim is successful, such assertions could have an adverse effect on our business, financial condition, and results of operations, and the negative publicity surrounding them could harm our reputation and brand.

Adverse publicity about the quality or safety of our products, whether or not ultimately based on fact, may discourage consumers from buying our products and have an adverse effect on our brand, reputation, and operating results, particularly if our products are perceived as posing illness or risk of injury to children. We have no control over our products once purchased by consumers. Accordingly, consumers may fail to refrigerate our products or store our products for long periods of time, which may adversely affect the quality of our products. If consumers do not perceive our products to be of high quality, our reputation and the value of our brand could be diminished, and our business, financial condition, and results of operations would be adversely affected. Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Further, the growing use of social and digital media by us, our consumers, and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands, or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain a favorable perception of our brands, our business, reputation, financial condition, and results of operations could be adversely affected. Any such adverse effect on our business, reputation, results of operations, or financial condition could be exacerbated by our position in the market as a socially conscious, Clean Label Project-certified purveyor of high-quality natural and organic food products and may significantly reduce our brand value.

The inputs, commodities, and ingredients that we require are subject to macroeconomic factors, government regulation, and other factors outside of our and our suppliers’ control, including, but not limited to, price increases, inflationary and interest rate pressures, tariffs, trade wars, product or agricultural industry labor shortages, livestock disease or pestilence, any of which could adversely affect our results of operations.

Prices for our inputs, commodities, and ingredients that we use may be volatile, and we may experience shortages in these items due to factors beyond our control, such as commodity market fluctuations, animal feed and plant fertilizer costs, availability of supply, increased demand (whether for the item we require or for other items, which in turn impacts the item we require), weather patterns and conditions, natural disasters, the effects of climate change, currency fluctuations, inflationary and/or interest rate pressures, governmental programs and regulations (including import restrictions), trade and tariff policies, agricultural programs or issues, energy programs, geopolitical concerns, including the ongoing conflict between Ukraine and Russia, labor strikes and shortages, the financial health of our suppliers, and pandemics or other outbreaks of contagious diseases. For instance, in recent years, we have experienced elevated commodity and supply chain costs, including the costs of raw materials, packaging, labor, energy, fuel, freight, and other inputs necessary for the production and distribution of our products, and we expect elevated levels of inflation to continue in 2025. Our ability to meet our needs for these inputs while controlling for the applicable costs is subject to external factors, such as employment levels, prevailing wage rates, minimum wage legislation, changing demographics, health and other insurance costs, and governmental labor and employment requirements.

Uncertainty around potential tariffs, embargoes, or similar restrictions could cause disruption in our supply chain, whether or not any such tariffs, embargoes, or similar restrictions are ultimately enacted, and could have a negative material impact on our business and our profitability. For example, in April 2025, the U.S. presidential administration announced the imposition of tariffs on substantially all countries that trade with the United States. As the implementation of tariffs is ongoing, more tariffs may be added in the future and countermeasures may be adopted by other countries. The imposition of certain of these tariffs remains uncertain as the situation is dynamic and rapidly evolving. If allowed to become or remain effective, these or any new or increased tariffs or resultant trade wars could have an adverse effect on us or on our suppliers, which could lead to significant increases in the costs of materials, and as a result could negatively impact our results of operations, cash flow, and financial condition. New or increased tariffs could also negatively affect U.S. national or regional economies or lead to increased inflation or a recession, which also could negatively impact our sales growth, and our business and results of operations. Any tariffs or other barriers to trade affecting Mexico and South America in particular, two regions from which we source a significant portion of our key fruit and vegetable ingredients, could lead to, among other things, shortages and higher cost of procurement, and could negatively impact our business and profitability.

Further, our freight costs have increased and may continue to increase due to factors such as inflation and increased demand, labor shortages, increased fuel costs, limited carrier availability, increased compliance costs associated with new or changing government regulations, pandemics, or other outbreaks of contagious diseases. Higher prices for natural gas, propane, electricity, and fuel may also increase our ingredient, production, and delivery costs. Historically, the prices of certain of our raw materials, energy, and other supplies used in our business have fluctuated widely. In addition, we have experienced shortages of certain of our raw materials, which result in us paying increased costs for such inputs and impact our ability to produce our products. Production delays could lead to reduced sales volumes and profitability, as well as loss of market share. The prices charged for our products may not reflect changes in our input costs at the time they occur, or at all. Accordingly, changes in input, commodity, and ingredient costs may limit our ability to maintain existing margins and may have a material adverse effect on our business, financial condition, results of operations, and cash flows. If we are not able to implement our productivity initiatives, lock in prices on quantities required to meet our anticipated production requirements or increase our product prices to offset price increases of our inputs, commodities, and ingredients, consumers may shift to lower priced product offerings, or may forego some purchases altogether, which would adversely affect our results of operations. Our competitors may be better able than we are to implement productivity initiatives or effect price increases or to otherwise pass along cost increases to their customers. Moreover, if we increase our prices in response to increased costs, we may need to increase marketing spending, including trade promotion spending, in order to retain our market share. Such increased marketing spending may significantly offset the benefits, if any, of any price increase and materially and adversely impact our business, financial condition, and results of operations.

If we do not manage our supply chain effectively, including inventory levels and transportation services, our business, financial condition, and results of operations may be adversely affected.

Our supply chain is complex and critical to our ability to manufacture, package, transport, and sell products. The inability of any supplier, co-packer, co-manufacturer, third-party distributor, or transportation provider to deliver or perform for us in a timely or cost-effective manner for any reason could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand and customer expectations, as well as having too much inventory on hand that may reach its expiration date and become unsaleable. In addition, if we are unable to maintain and develop our processing, manufacturing, and production capacity as we continue to grow and scale our business, we may face higher rates of out of stock products, which may result in customer order cancellations and overall customer dissatisfaction, and may cause us to lose certain opportunities or damage our relationships with our retail customers. If we are unable to manage our inventory levels effectively and ensure that our products are available to meet consumer demand and customer expectations or requirements, our operating costs could increase and our profit margins could decrease.

Further, changes in the availability and cost of freight may affect our supply chain and ultimately the pricing and availability of our products. We use third-party transportation providers for our product shipments and rely on a limited number of primary providers for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking, and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Our failure to successfully manage our logistics and fulfillment processes could cause a significant disruption in our supply chain. Moreover, in the future, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition, and results of operations. In addition, given our continued growth, we may be unable to locate other third-party transportation providers with favorable terms or at all, which could prevent us from meeting increased customer demand and harm our business.

Our future results of operations may be adversely affected by the availability of natural, plant-rich, and organic ingredients.

Our ability to ensure a continuing supply of natural and organic ingredients used in certain of our products at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow natural and organic crops, climate conditions, increased demand for natural and organic ingredients by our competitors for these scarce ingredients, global unrest, changes in national and global economic conditions, and currency fluctuations. If our supplies of natural and organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply products to our customers and adversely affect our business, financial condition, and results of operations.

We are subject to cybersecurity risks and may incur increasing costs in an effort to minimize those risks, which efforts may or may not be effective. Security incidents may result in legal and financial exposure and reputational harm.

In the course of our business, we collect and process information, including personal, proprietary, and confidential information, from our customers, employees, suppliers, and others, including personal identification information. While we take steps designed to ensure the security of such information and of our information technology systems, such measures may not be adequate to prevent disclosure or loss of such information or unauthorized access to or compromise of such systems or the data that is stored or processed by these systems. We also rely on third-party service providers to secure certain information technology systems and our data. Security incidents (including but not limited to, successful phishing attacks, ransomware attacks, denial-of-service attacks, and computer malware) are prevalent in our industry and could expose us to a risk of loss or misuse of this information, litigation, liability, and reputational harm. We, or third-party service providers on whom we rely, may not successfully anticipate, or prevent rapidly-evolving types of cybersecurity threats, including those generated by AI, and our or their security measures may not be adequate to prevent attacks. Attacks may be targeted at us, our customers, and suppliers or others who we have entrusted with our information. Actual or suspected cyber-attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, provide additional training for employees, engage third-party experts and consultants, make notifications to governmental bodies and affected individuals and provide remedial measures (such as credit monitoring) to such individuals, and may subject us to fines or litigation. In addition, data and security breaches can also occur as a result of non-technical issues, including breach by us, our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Furthermore, the increased use of smartphones, tablets, and other wireless devices, as well as continued work-from-home arrangements for a substantial portion of our corporate employees, may heighten these and other operational risks. Any compromise or breach of our security, or those of our third-party service providers, could result in a violation of applicable privacy and other laws, including federal, state, and foreign laws, which could result in significant legal and financial exposure and a loss of confidence in our security measures, which could have an adverse effect on our business, reputation, financial condition, and results of operations.

If the reputation of our Company, products, management team, or co-founders erodes significantly, it could have a material impact on our business.

Our financial success is directly dependent on the perception of our Company, products, management team, and co-founders, including Jennifer Garner, among our customers, consumers, employees, and other constituents. Our results could be negatively impacted if our Company or one or more of our products or management members or co-founders suffers substantial damage to their reputation due to any number of reasons, including real or perceived issues related to the quality or safety of our products, employee relations, or the Company’s governance and sustainability. In particular, we believe the success of our brand depends in part on our ongoing affiliation with Jennifer Garner.

In addition, if our public partners face negative scrutiny from certain constituencies, or are subject to private investigations or public inquiries, this in turn may damage our reputation. Further, the growing use of social media by consumers has greatly increased the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our management team, co-founders, public partners, or products on social media could seriously damage our brands and reputation. Additionally, negative reactions to our marketing and advertising, including our social media content, could result in damage to our products and reputation.

Adverse weather conditions, natural disasters, pestilences, global or local pandemics, climate change, and other conditions beyond our control can disrupt our operations, which can adversely affect our business, financial condition, and results of operations.

Our ability to ensure a continuing supply of natural and organic ingredients used in certain of our products at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow natural and organic crops, climate conditions, increased demand for natural and organic ingredients by our competitors for these scarce ingredients, global unrest, changes in national and global economic conditions, and currency fluctuations. The ingredients that we use in the production of our products (including, among others, vegetables, fruits, whole grains, vitamins, and minerals) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, frosts, fires, hurricanes, temperature extremes, extreme storms, wildfires, earthquakes, tornadoes, infestations, and pestilences. Further, global climate change may exacerbate adverse weather conditions and natural disasters, and cause other effects that could impact our operations, such as extreme temperatures and rising sea levels. Adverse weather conditions and natural disasters, including as a result of climate change, can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs, or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacturing and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Such potential water shortages may have a particular impact on our sourcing of certain key ingredients that we use in our products, such as apple, banana, strawberry, pineapple, mango, blueberry, and pear, given they are sourced in part from high water stress areas, including southern California and Mexico. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of natural and organic ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition, and results of operations.

Additionally, adverse weather conditions, natural disasters, or other natural conditions, including global or local pandemics affecting our operating activities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. Further, any related losses may not be adequately covered by insurance and the continued impacts of climate change may make it challenging to obtain insurance on acceptable terms, or at all.

If our operations are damaged by a fire, flood, or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition, and results of operations. During the past several years, we have seen an increase in the frequency and intensity of severe weather events, and we expect this trend to continue due to climate change. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with managing climate risks. Such climate risks may adversely affect our business, financial condition, and results of operations.

If we fail to retain and motivate members of our management team or other key team members, including our co-founders, or fail to attract, train, develop, and retain additional qualified team members to support our operations, our business and future growth prospects may be harmed.

Our success and future growth depend largely upon the continued services of our executive officers as well as our other key team members, including our co-founders. These executives and key team members are primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture, and the reputation we enjoy with farmers, suppliers (including co-packers), co-manufacturers, distributors, customers, and consumers. From time to time, there may be changes in our executive management team or other key team members resulting from the hiring or departure of these personnel. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our team members and lead our company, could harm our business. We rely heavily on key product development and brand strategy employees to fulfill our mission to create delicious and nutritious, farm-fresh products. The loss of certain key personnel may prevent us from successfully implementing our growth strategy, which could adversely affect our business. Furthermore, effective succession planning for executive management and key personnel is vital to our long-term continued success. Failure to ensure effective transfer of knowledge, maintenance of our culture, setting of strategic direction, and smooth transitions involving executive management and key personnel could hinder our long-term strategies and success. In addition, our success and ability to achieve our operating goals depends in part upon our ability to identify, attract, hire, train, develop, and retain a sufficient number of team members who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. We compete with other companies both within and outside of our industry for talented employees. If we are unable to hire and retain employees capable of performing at a high-level, our ability to efficiently operate our overall business could be adversely affected. Moreover, if we are unable to win in a competitive market for top talent capable of meeting our business needs and expectations, our business and brand image may be impaired. Additionally, substantially all of our team members work remotely on a permanent basis. Although we believe we manage our operations to handle remote working conditions efficiently, it is possible that such remote work arrangements could adversely impact team member cohesiveness, efficiency, professional development, operational agility, and retention. Any failure to meet our staffing needs or any material increase in turnover rates of our team members could lead to increased costs, such as increased overtime to meet demand, costs to hire and train new employees, and increased wage rates, salaries, or employee benefits to attract and retain employees. An overall labor shortage, lack of skilled labor, increased turnover, labor inflation, and changes in applicable employment laws and regulations could lead to increased labor costs and/or reduced operating efficiencies, which could have a material adverse impact on our business, financial condition, and results of operations.

In addition, we believe our brand depends, in part, on our ongoing affiliation with Jennifer Garner. The loss of the services of Ms. Garner, or the loss of our ability to use Ms. Garner’s likeness, could have an adverse effect on our business, financial condition, and results of operations. Our brand may also depend on the positive image of Ms. Garner to maintain and increase brand recognition. If Ms. Garner’s image, reputation, or popularity is materially and adversely affected, this could negatively affect the marketability and sales of our products and could have an adverse effect on our business, financial condition, and results of operations.

Our reliance on a limited number of independent contract manufacturers and suppliers, including co-packers, for certain equipment, ingredients, and packaging materials and processes could negatively impact our business, financial condition, results of operations, and cash flows.

For fiscal year 2023 and 2024, all of our sales were derived from products manufactured at independent contract manufacturers, or co-manufacturers. We believe there are a limited number of high-quality co-manufacturers in the industry, and many of our co-manufacturers produce products for other companies as well. Therefore, if we lose or need to change one or more co-manufacturers or fail to retain co-manufacturers for newly acquired or developed products or brands, production of our products may be delayed or postponed and/or the availability of some of our products may be reduced or eliminated, which could have a material adverse effect on our business, financial condition, and results of operations. If we choose to diversify our supply chain through the addition of new co-manufacturers, there is no guarantee that any efforts to diversify our supply chain will be successful and such efforts may require a significant amount of time and resources. In addition, if we are not successful in our efforts to onboard new co-manufacturers, we may have an insufficient supply of products to meet customer demand, and our financial performance may be adversely affected.

We also rely on a limited number of third-party suppliers, including co-packers, to provide certain equipment, ingredients, and packaging materials and processes used in our business. The primary ingredients used in our business include fruits and vegetables, and 19 suppliers provide the majority of such ingredients. We may not have adequate sources for the supply of such ingredients and packaging materials and processes, and increases in demand for such items and services (both within our industry and in general) can result in shortages and higher costs. Our suppliers may not be able to meet our delivery schedules, we may lose a significant or sole supplier, a supplier may not be able to meet performance and quality specifications, and we may not be able to purchase such items at a competitive cost. The failure for any reason of a supplier to fulfill its obligations under the applicable agreement with us or the termination or renegotiation of any such supply agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations.

Certain of our relationships with third-party ingredient and packaging suppliers are also subject to minimum volume commitments, whereby the third-party supplier has committed to sell, and we have committed to purchase, minimum quantities and we or, in some cases the third-party supplier, may alternatively pay the other a mostly fixed amount rather than sell or purchase the minimum quantities. Despite the minimum volume commitments, we may nonetheless experience situations where such third-party suppliers are unable to fulfill their minimum volume obligations under our agreements or cannot provide sufficient amounts of ingredients or packaging to meet consumer demand for our products, which may require us to incur additional expense by providing financial accommodations to the impacted supplier or take other steps to seek to minimize or avoid supply disruption, such as establishing a new supplier arrangement with another provider. During economic downturns, our suppliers may be more susceptible to experiencing such financial difficulties, bankruptcies, or other business disruptions. A new supplier arrangement may not be available on terms as favorable to us as our existing supplier arrangement, if at all. If we need to replace an existing third-party supplier, our products may not be available when required on acceptable terms, or at all. Also, if demand for our products is significantly below our expectations, we may be obligated to pay penalties to our third-party suppliers for failing to purchase contracted minimum purchase quantities.

The loss of a significant customer, certain actions or requirements by a significant customer, or financial difficulties of a significant customer could adversely affect our results of operations.

Our growth and continued success depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to attract new customers, the financial condition of our customers, and our ability to provide products that appeal to customers at the right price. A relatively limited number of customers account for a large percentage of our net sales. Three customers who purchase directly from us accounted for approximately 43% of our 2024 net sales. This percentage may increase if there is consolidation among retailers or if mass merchandisers grow disproportionately to their competition. With the growing trend toward retail trade consolidation, the growing presence of large-format retailers, discounters, and e-commerce retailers, and the integration of traditional and digital operations at key retailers, we are increasingly dependent on certain retailers that may have greater bargaining strength than we do. Specifically, our growing dependence on e-commerce retailers compared to large-format retailers could lead to price concessions, unfavorable terms, or reduced shelf space. Retail customers may also use their leverage to demand higher trade discounts, allowances, slotting fees, or increased investment, which could result in reduced sales or profitability in certain markets.

We expect that a significant portion of our revenues will continue to be derived from a small number of customers; however, these customers may not continue to purchase our products in the same quantities as they have in the past. Our customers are not contractually obligated to purchase from us. Changes in our customers’ strategies, including a reduction in the number of brands they carry, shipping strategies, a shift of shelf space to or increased emphasis on private label products (including “store brands”), a reduction in shelf or refrigerator space for our products or a reduction in the space allocated for our coolers may adversely affect our sales. Requirements that may be imposed on us by our customers, such as sustainability, inventory management or product specification requirements, may have an adverse effect on our results of operations and financial condition. Additionally, especially during economic downturns, our customers may face financial difficulties, bankruptcy or other business disruptions that may impact their operations and their purchases from us and may affect their ability to pay us for products purchased from us. To the extent customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our sales and results of operations could be adversely impacted in that period. The loss of any large customer, a reduction of purchasing levels or the cancellation of any business from a large customer for an extended length of time could have a material adverse effect on our business, financial condition, and results of operations.

We could be adversely affected by a change in consumer preferences, perception, and spending habits in the natural food industry generally and with respect to kid and baby food products, in particular. Any failure to develop or enrich our product offerings or gain market acceptance of our new products could have a negative effect on our business.

We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethically produced, great-tasting, and nutritious foods. The market in which we operate is subject to changes in consumer preference, perception, and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the U.S. natural and organic kid and baby food industry in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. Adverse messaging in the media, including social media, or within certain influencer communities, relating to the safety or quality of, or diet or health issues relating to, our products or the raw materials, ingredients, or processes involved in their manufacturing may damage consumer confidence in our products and damage our brand and reputation. A general decline in the consumption of our products could occur at any time as a result of changes in consumer preference, perception, confidence, and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by economic uncertainty and general inflationary trends. For example, a declining birth rate may affect the number of customers that purchase our products given our current product offerings are primarily targeted towards kids and babies. If our primary customer demographics shrink, our negotiation leverage with our retail customers may become limited, and we may become a lower priority supplier in the eyes of our retail customers, which may negatively impact our results of operations. As another example, we and many of our customers face pressure from various private organizations to supply food products that conform with certain standards (for example, regarding lead and mercury content in food products) developed or approved by private organizations. If consumer preferences shift away from pouched products for kids and babies because of a decreased level of trust in our product safety practices or otherwise, our business, financial condition, and results of operations could be adversely affected.

The success of our products depends on a number of factors, including our ability to accurately anticipate changes in market demand and consumer preferences. For example, consumer preferences may shift towards baby-led weaning and whole foods, reducing the appeal of our products which are offered in formats such as pouches and jars. Our business may also be negatively impacted by changes in consumer concerns or perceptions surrounding product manufacturing processes and packaging materials, including single-use and other plastic packaging, and the environmental and sustainability impact of such manufacturing processes and packaging materials. If consumers disagree with our environmental and sustainability practices, including as they relate to our manufacturing processes, this may reduce their willingness to purchase our products and any inability on our part to anticipate or adapt to such changes in consumer preference could result in reduced demand for our products and/or increase the costs of producing our products, which could have an adverse impact on our business, financial condition, and results of operations.

We may underestimate the impact of shifting trends in consumer preferences or may not be successful in identifying such trends, and may fail to develop products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, we may not be able to fully recover costs and expenses incurred in our operations, and our business, financial condition, or results of operations could be materially and adversely affected.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy by attracting new consumers to our brand and expanding distribution through various initiatives, including the continued deployment of coolers used for our products. Our ability to increase awareness and consumer trial and adoption of our products, and to implement our growth strategy depends, among other things, on our ability to: implement our marketing strategy; expand and maintain brand loyalty; expand our in-store footprint through the execution of our national baby cooler deployment; develop new product lines and extensions of existing product lines; partner with distributors to deliver our products to customers; and continue to compete effectively in multiple classes of retail, including grocery, mass, club, natural/specialty, and e-commerce. We may not be able to successfully implement our growth strategy or to grow consistently from period to period.

Our business, financial condition, and results of operations will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Furthermore, our growth strategy includes the expansion of our operations to international markets. Although some of our executive officers have experience in international business from prior positions, we have minimal experience with operations outside the U.S. and Canada. Our ability to successfully execute this strategy is affected by many of the same risks we face in expanding our operations. In addition, our international expansion may be adversely affected by: our ability to staff, develop, and manage foreign operations as a result of distance, language, and cultural differences; our ability to obtain and protect relevant trademarks, domain names, and other intellectual property; local laws, customs, and dietary preferences; legal and regulatory constraints; political and economic conditions; and currency fluctuations. Risks inherent in expanding our operations internationally also include, among others, the costs and difficulties of managing international operations, supply chain complexities, adverse tax consequences, domestic and international tariffs, and other barriers to trade. Further, the extent and impact of any sanctions imposed in connection with the escalation of hostilities between Russia and Ukraine and in the Middle East, or other geopolitical events, may impact our strategy of expansion into international markets.

Disruptions in the worldwide economy may adversely affect our business, financial condition, and results of operations.

Adverse and uncertain economic conditions, including uncertainty related to inflation, tariffs, a potential recession, market volatility, outbreaks of contagious disease or pandemics, geopolitical tensions, and wars, including the Russia-Ukraine war and ongoing conflicts in the Middle East, or disruption in global financial and credit markets due to uncertainty in the banking system or bank failures may impact distributor, retailer, foodservice, and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our farmers, suppliers, co-manufacturers, co-packers, distributors, retail customers, foodservice consumers, and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings, including private-label products, during economic downturns, and an economic downturn may cause customers to be less receptive to price increases on our products. Adverse economic conditions may also affect farmers in our network. In addition, any tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war. If effected, these or any new or increased tariffs or resultant trade wars could have an adverse effect on us or on our suppliers, distributors, or customers, which could lead to significant increases in the costs of materials and services, resulting in product cost increases and reduced consumer demand.

We may not have the resources to compete successfully in our highly competitive markets.

We operate in a highly and increasingly competitive market. Numerous brands and products compete for limited retailer shelf space and consumers. Our ability to differentiate our products from competitors’ offerings depends on a variety of factors, including, among other things, consistent product quality and taste, brand recognition and loyalty, product variety, distinctive product names, product packaging and package design, shelf space, reputation, price, advertising, promotion, and nutritional claims. We face increased competition in our markets due to increased adoption of natural and organic food products by consumers. We also compete with companies in the procurement of natural and organic ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future due to increased consumer demand for natural and organic products, which could cause our expenses to increase and/or could limit the amount of products that we manufacture and sell.

The packaged food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, and technical resources. Conventional food companies may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products (including natural and organic kid and baby food), reducing prices, or increasing promotional activities, among other things. Our competitors may be more innovative and able to bring new products to market faster and may be quicker to exploit and serve niche markets. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. As a result of competition, we may need to increase our marketing, advertising, and promotional spending, refrain from increasing prices, or decrease our prices to protect our existing market share, which may adversely impact our profitability. We may not have the financial resources to increase such spending when necessary.

Failure to introduce successful new products, successfully enter into new product categories, or successfully pursue growth by other means may adversely affect our ability to continue to grow.

One element of our growth strategy involves the development and marketing of new products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our crew members in developing and testing product prototypes, our ability to comply with applicable governmental regulations, and the success of our management, sales, and marketing teams in introducing and marketing new products, including through current and new product categories. There can be no assurance that we will successfully develop and market new products or successfully introduce products in new categories. The development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we introduce new or improved products that ultimately do not meet objectives for such products, it could impact our growth, sales, and profitability. Any failure to successfully develop, market, and launch future products or successfully enter into new product categories may lead to decreased growth, sales, and profitability. Further risks are presented if we elect to pursue continued growth or enter new product categories by means other than new product introductions, including by acquisitions or investments in business or technologies that we believe could offer growth opportunities.

Our finished goods inventory is located in a limited number of warehouse facilities. Any damage or disruption at any one facility would have an adverse effect on our business, financial condition, and results of operations.

The majority of our finished goods inventory is located in a limited number of warehouse facilities owned and operated by third parties. A natural disaster or other natural conditions (including global or local pandemics affecting our operating activities), fire, power interruption, work stoppage, or other unanticipated catastrophic event at even a single facility we rely on for our operations would significantly disrupt our ability to deliver our products and operate our business, particularly given the complexity of organic food logistics and the risk that such logistics may not scale effectively with the growth of our business. The impact of natural disasters within the areas in which our warehouse facilities are located is difficult to predict, given weather conditions and the potential of climate change to increase the frequency and intensity of such natural disasters. However, if any material amount of our inventory were damaged, we would be unable to fulfill orders for our products and, as a result, our business, financial condition, and results of operations would suffer.

Many of our customers are not obligated to continue purchasing products from us, and larger customers that have multiyear contracts with us may terminate these contracts early in certain situations or choose not to renew or extend these contracts at expiration.

Many of our customers buy from us under short-term, binding purchase orders. We cannot assure you that these customers will maintain or increase their orders for the products supplied by us, nor can we assure you that we will be able to maintain or add to our existing customer base. Decreases in our customers’ sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition, and results of operations.

In addition, we may have contracts with certain of our customers that obligate the customer to buy products from us for a particular period of time. Even in this case, the contracts may not require the customer to purchase a minimum number of products from us or the contracts may afford the customer better pricing in the event that the volume of the customer’s purchases exceeds certain levels. If these customers were to terminate or fail to perform under these contracts prior to their scheduled termination, or if we or the customer elected not to renew or extend the term of the contract at its expiration or not to renew or extend at historical purchase levels, it may have a material adverse effect on our business, financial condition or results of operations, including additional operational expenses to transition out of the business or to adjust our facilities and staffing costs to cover the reduction in net sales.

If our growth strategy related to the deployment of coolers proves to be unsuccessful, or the operating capacity or reputation of such coolers is harmed, our business, financial condition, and results of operations may suffer.

Our network of coolers is an integral component of our business operations and growth strategy as we intend to amplify our in-store presence and expand our in-store footprint by continuing the execution of our national baby cooler deployment. If the success of our national baby cooler deployment proves to be unsuccessful or our estimates related to the opportunity to expand our cooler footprint prove to be inaccurate, our business, financial condition, and results of operations will be adversely affected. In addition, if the operating capacity of our coolers is harmed by external factors, such as adverse weather or energy supply, or internal factors, such as faulty manufacturing or insufficient maintenance, our products contained in those fridges may be damaged and need to be discarded. In addition, if our coolers fail to operate as intended, for any reason, the reputation of our coolers with customers and the reputation of our brand with consumers may decline. In such event, customers may choose to discontinue, or not to expand, their use of coolers and our products and consumers may choose to forgo purchasing certain of our products. Any such harm to the operating capacity or reputation of our coolers could adversely affect our business, financial condition, and results of operations.

Our net sales and earnings may fluctuate as a result of price actions, promotional activities, and chargebacks.

Our retail customers may require price concessions that would negatively impact our margins and our profitability. Alternatively, we may increase our prices to offset commodity inflation which may potentially impact our margins and volume. In addition, we periodically offer sales incentives through various programs to customers and consumers, including rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons, and other trade activities. Additionally, while we continue to work to optimize supply chain logistics, we are occasionally charged fees and/or fines by our retail customers for various delivery and order discrepancies. While we challenge and vet these charges, we may be subject to such charges that could be detrimental to our performance, particularly when combined with the effects of increased freight costs or the other risks outlined in this section. The cost associated with promotions and chargebacks is estimated and recorded as a reduction in net sales. These price concessions, promotional activities, and chargebacks could adversely impact our net sales and changes in such activities could adversely impact period-over-period results. If we are not correct in predicting the performance of promotions, or if we are not correct in estimating chargebacks, our business, financial condition, and results of operations could be adversely affected.

Our sales and profits are dependent upon our ability to expand existing customer relationships and acquire new customers.

Our business depends on our ability to increase our household penetration, to expand the number of products sold through existing retail customers, including both e-commerce retailers and large-format retailers, and DTC sales, to grow within the foodservice channel and to strengthen our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. For example, retailers (which may include certain of our largest customers) continue to aggressively market their private-label products, which could reduce demand for our products. The expansion of our business also depends on our ability over the long term to obtain customers in additional distribution channels and on our ability to successfully expand our consumer demographics from babies and young kids to older kids and families in general. Any growth in distribution channels may also affect our existing customer relationships and present additional challenges, including related to pricing strategies. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including related to consumer acceptance of our efforts. Our failure to obtain new customers, or expand our business with existing customers, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We estimate market opportunity and forecast market growth that may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of market opportunity and growth forecasts included in this registration statement and elsewhere are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, particularly in light of economic uncertainties. We estimate our market size based, in part, upon forecasts and information obtained from independent trade associations, industry publications, and surveys and other independent sources, proprietary research studies, and management’s knowledge of the industry. While these estimates are made in good faith and are based on assumptions and estimates we believe to be reasonable, they may not be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our products and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecast, our business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth should not be taken as indicative of our future growth.

We expect to need capital in the future for business development, and we may not be able to generate sufficient cash flow or raise capital on acceptable terms to meet our needs.

Developing our business has in the past required and will continue in the future to require significant capital, including but not limited to securing and maintaining refrigerated shelf space and installing coolers in the various retail locations in which our products are sold. To meet our capital needs, we expect to continue to rely on our cash flow from operations and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including general economic and market conditions, our operating performance, the market’s perception of our growth potential, lender sentiment, and our ability to incur additional debt in compliance with our contractual restrictions. Additionally, our ability to make payments on and to refinance any indebtedness and to fund planned expenditures for our growth and operational efficiency plans will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business. From time to time, we may seek to raise additional capital by accessing the debt and/or equity markets to fund capital expenditures or otherwise. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels, or we have to incur unforeseen capital expenditures and make investments, including with respect to refrigerator shelf space and costs associated with obtaining and installing coolers, to maintain our competitive position. If this is the case, we may seek alternative financing, such as selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all.

Our manufacturing capacity and expansion plans could have a material adverse effect on our business, financial condition, and results of operations.

Due to our reliance on the limited manufacturing capacity of our co-manufacturers and our continued growth, the Company may in the future continue expanding its manufacturing capacity via organic growth, partnerships with new co-manufacturers, operational efficiency increases, or other means. If our growth exceeds our expectations, we may not be able to increase our own manufacturing capacity via our existing co-manufacturing arrangements or obtain additional contract manufacturing capacity at a level that meets demand for our products, which could prevent us from meeting increased customer demand and harm our business. If we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets, and we may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, it could have a material adverse effect on our business, financial condition, and results of operations.

A failure of our enterprise resource planning system or deficient information sharing capabilities could impact our ability to operate our business, and adversely affect our results of operations and financial condition.

Our business utilizes an enterprise resource planning system to provide for greater depth and breadth of functionality and effectively manage our data, communications, supply chain, order entry and fulfillment, inventory and warehouse management, and other business processes. A failure of the system to perform as we anticipate may result in transaction errors, processing and operational inefficiencies and the loss of sales, or may otherwise disrupt our operations and materially and adversely affect our business, financial condition, and results of operations and may harm our ability to accurately forecast demand, manage our complex supply chain, fulfill customer orders, and report financial and management information on a timely and accurate basis. In addition, deficient information sharing capabilities may affect our ability to communicate with and transmit accurate information to our customers, employees, suppliers, and others, which could materially harm our business, financial condition, and results of operations, particularly as our business continues to grow in size and complexity.

Our operating results depend, in part, on the sufficiency and effectiveness of our marketing and trade spending programs.

In general, due to the highly competitive nature of the kid and baby food business in which we compete, we must execute effective and efficient marketing investments and trade spending programs with respect to our business overall to sustain our competitive position in our markets. Marketing investments may be costly. Additionally, we may, from time to time, change our marketing and trade spending strategies, including the timing, amount, or nature of television advertising and related promotional programs. The sufficiency and effectiveness of our marketing and trade spending practices is important to our ability to retain or improve our market share or margins. However, although we may incur significant expenses in connection with our marketing strategy, we may not generate our anticipated return on investment. If our marketing and trade spending programs are not successful or if we fail to implement sufficient and effective marketing and trade spending programs, our business, financial condition, and results of operations may be adversely affected.

If we fail to develop and maintain our brand, or the quality of our products that customers have come to expect, our business could suffer.

We believe that developing and maintaining our brand and the quality of our products is critical to our success. The importance of our brand recognition and the quality of our products may become even greater as competitors offer more products similar to ours. Our financial success is directly dependent on consumer perception of our brand and our products. Our brand-building activities involve providing high-quality products, increasing awareness of our brand, creating and maintaining brand loyalty, and increasing the availability of our products. The success of our brand may suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract customers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we or our management team have acted in an irresponsible manner, adverse publicity about our products or management team (whether or not valid), our actual or perceived failure to maintain the quality of our products, product contamination (whether alleged or proved), the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us or our brands or products on social or digital media could damage our brands and reputation. If we fail to maintain the favorable perception of our brands, our business, financial condition, and results of operations could be negatively impacted.

If we cannot maintain our company culture or focus on our purpose as we grow, our business and competitive position may be harmed.

We believe our culture and our purpose have been key contributors to our success to date. Any failure to preserve our culture or focus on our purpose to drive systemic improvement in childhood nutrition could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we continue to grow and develop the infrastructure of a public company, we may find it difficult to maintain these important values. We may also have difficulty maintaining our company culture as substantially all of our employees are working remotely on a permanent basis. If we fail to maintain our company culture or focus on our purpose, our business and competitive position may be harmed.

Fluctuations in our business due to changes in our promotional activities and seasonality may have an adverse impact on our financial condition, results of operations and cash flows.

We offer a variety of sales and promotion incentives to our customers and to consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees, and in-store displays. Our net sales are periodically influenced by the efficiency of our trade programs, as well as the introduction and discontinuance of sales and promotion incentives. Reductions in overall sales and promotion incentives could impact our net sales and affect our results of operations in any particular fiscal quarter. In addition, we have experienced and expect to continue to experience fluctuations in our quarterly results of operations due to the seasonal nature of our business. Historically, we have experienced greater net sales growth in the first and third fiscal quarters compared to the second and fourth fiscal quarters, driven by dairy category resets in the first fiscal quarter and promotional activities around the back-to-school period in the third fiscal quarter. As a result, inventory levels and working capital requirements typically increase in the second and fourth fiscal quarters to support the anticipated increased sales volume in the other two fiscal quarters.

Seasonality could cause our results of operations for an interim financial period to fluctuate and not be indicative of our full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. If we fail to effectively manage our inventories, fluctuations in business as a result of promotional activities and seasonality may have an adverse impact on our financial condition, results of operations, and cash flows. Historical quarter-to-quarter and period-over-period comparisons of our sales and operating results are not necessarily indicative of future quarter-to-quarter and period-over-period results. Investors should not rely on the results of a single fiscal quarter or period as an indication of our annual results or our future performance.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to implement such initiatives could adversely affect our results of operations.

Because our ability to effectively implement price increases for our products can be affected by factors outside of our control, our profitability and growth depend significantly on our efforts to control our operating costs. Because many of our costs, such as energy, transportation and other logistics costs, packaging costs, and ingredient, commodity, and raw product costs, are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. If we are not able to identify and complete initiatives designed to control or reduce costs and increase operating efficiency on time or within budget, our results of operations could be adversely impacted. In addition, if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our business, financial condition, and results of operations could be adversely affected.

We may be subject to significant liability that is not covered by insurance.

Any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such inventory and business interruption losses may not be covered by our insurance policies. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

Mergers or other strategic transactions by competitors or retailers could weaken our competitive position and adversely affect our business.

If one or more competitors or retailers were to merge, acquire or partner with another competitor or retailer, the change in the competitive landscape could adversely affect our ability to compete effectively. For example,

Nature’s Path Organic Foods acquired Love Child Organics in 2023, both of which are competitors. Consolidation amongst major retail customers could impact contractual negotiations with such retail customers, result in lower prioritization of our products, or ultimately lead to termination or nonrenewal of existing retailer contracts. In addition, our competitors may establish or strengthen cooperative relationships with current or future retailers and other parties with whom we have relationships, which could limit our ability to promote our products to those retailers and reduce our number of customers. As a result of these and future potential acquisitions, current and future retailers may begin working more closely, or on an exclusive basis, with other competitors with whom they have combined or otherwise established new relationships. Disruptions in our business caused by these events could adversely affect our business and results of operations.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities, which may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both, and may result in future Section 382 limitations that could reduce the rate at which we utilize our federal and state net operating loss carryforwards. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

Impairment charges for long-lived assets could adversely affect the Company’s financial condition and results of operations.

We monitor the recoverability of our long-lived assets, such as buildings, equipment, and leased assets, and evaluate their carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If the review performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value and fair value of the long-lived assets, in the period the determination is made. The testing of long-lived assets and goodwill for impairment requires us to make estimates that are subject to significant assumptions about our future revenue, profitability, cash flows, fair value of assets, and liabilities and weighted average cost of capital, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of long-lived assets, which may result in an impairment charge. We cannot accurately predict the amount or timing of any impairment. Should the value of long-lived assets become impaired, our financial condition and results of operations may be adversely affected.

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

We have a history of losses. We experienced net losses of $17.6 million and $23.8 million for the years ended December 31, 2023 and December 31, 2024, respectively. It is possible that we may continue to incur operating losses in the future as a result of expenses associated with the continued development and expansion of our business, including additional expenses incurred as a result of becoming a public company. Any failure to increase net sales or manage our cost structure as we implement initiatives to grow our business could prevent us from sustaining profitability. In addition, our ability to achieve sustained profitability is subject to a number of the risks and uncertainties discussed herein, many of which are beyond our control. We cannot be certain that we will be able to sustain profitability on a quarterly or annual basis.

If we expand our growth strategy and pursue acquisitions or other strategic transactions, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

As our growth strategy evolves, we may choose to evaluate potential acquisitions or other strategic transactions. Evaluating potential transactions, including acquisitions and joint ventures, requires additional expenditures (including legal, accounting, and due diligence expenses, higher administrative costs to support the acquired entities and information technology, personnel, and other integration expenses) and may divert the attention of our management from day-to-day operating matters. Companies or operations we acquire or joint ventures we enter into may not be profitable or may not achieve the anticipated profitability that justify our investments. With respect to acquisitions, we may not be able to identify suitable candidates, consummate a transaction on terms that are favorable to us, or achieve expected returns and other benefits as a result of integration challenges. The successful integration of acquisitions is complex and potential difficulties we may encounter as part of any integration process include, but are not limited to, the following: employees may voluntarily or involuntarily separate from employment with us or the acquired businesses because of the acquisitions; our management may have its attention diverted while trying to integrate the acquired businesses; we may encounter obstacles when incorporating the acquired businesses into our operations and management; we may be required to recognize impairment charges; and integration may be more costly or more time consuming and complex or less effective than anticipated. Our corporate development activities may present financial and operational risks and may have adverse effects on existing business relationships with suppliers and customers. Future acquisitions also could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, and depreciation and amortization expenses related to certain tangible and intangible assets and increased operating expenses, all of which could, individually or collectively, adversely affect our business, financial condition, results of operations, and cash flows.

Risks Relating to Litigation and Regulation

We are subject to significant governmental regulation and failure to comply with such regulations may have a material adverse effect on our business, financial condition, and results of operations.

Our business is highly regulated at the federal, state, and local levels, and our products and distribution operations require various licenses, permits, and approvals. Given the nature of our business, the laws and regulations that we are required to comply with are constantly evolving and placing additional restrictions on the way we operate our business and produce our products. The products that we distribute in the United States are subject to inspection by the USDA. Our warehouse and distribution centers are subject to inspection by the USDA, the United States Department of Labor Occupational and Health Administration, the Environmental Protection Agency, and various state health and workplace safety authorities. Our United States transportation operations are subject to regulation by the United States Department of Transportation and the United States Federal Highway Administration. In addition, the various federal, state, and local laws, regulations and administrative practices to which we are subject require us to comply with numerous provisions regulating areas such as environmental, health and sanitation standards, food safety, marketing of natural or organically produced food, facilities, pharmacies, equal employment opportunity, public accessibility, employee benefits, wages and hours worked, and licensing for the sale of food, among others. For example:

Environmental, Health and Safety: Our operations are subject to extensive and increasingly stringent laws and regulations pertaining to the protection of the environment, including those relating to the discharge of materials into the environment, the disposal of food by-products, the handling, treatment, and disposal of wastes, maintenance of refrigeration systems, and remediation of soil and groundwater contamination. Compliance with existing or changing environmental and safety requirements, including more stringent limitations imposed or expected to be imposed in any recently renewed or soon-to-be renewed environmental permits, may require capital expenditures. Additionally, concern over climate change, including the impact of global warming, has led to significant United States and international legislative and regulatory efforts to limit greenhouse gas emissions. Increased regulation regarding greenhouse gas emissions, particularly with respect to diesel engine emissions, could result in substantial additional operating expenses. These expenses may include an increase in the cost of the fuel and other energy we purchase, and capital costs associated with updating or replacing our vehicles sooner than planned. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our results of operations. It is reasonably possible, however, that it could result in material costs, which we may be unable to pass on to our customers. Further, our business may be subject to climate-related transition risks, which arise from society’s transition toward a low-carbon economy due to changes in laws or regulations, technological advancements, and investor and consumer sentiment. While many of our initiatives will create efficiencies and return on investment, the transition to a low-carbon economy generally and our own efforts to reduce emissions could lead to increased costs to transition to or invest in renewable energy sources, including electric vehicles, increased compliance costs, including tracking and reporting systems, and increased costs of products, commodities, and energy. Further, if our tracking and reporting systems are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals on a timely basis, or at all, our reputation, business, financial condition, and results of operations could be adversely impacted.

Food Safety and Marketing: There is significant governmental scrutiny, regulations, and public awareness regarding food quality and food and drug safety. We may be adversely affected if consumers lose confidence in the safety and quality of the food we manufacture or the food and drug products we distribute. In addition, we are subject to governmental scrutiny of and public awareness regarding food safety and the sale, packaging, and marketing of natural and organic products. Compliance with these laws may impose a significant burden on our operations. As a baby food company, we are also subject to Assembly Bill 899 in California, which requires manufacturers of baby food to (i) test and disclose the levels of four toxic elements (arsenic, cadmium, lead, and mercury) that may be present in baby food and (ii) meet particular labeling requirements. In addition, “Proposition 65, the Safe Drinking Water and Toxic Enforcement Act of 1986,” in California exposes all food companies to the possibility of having to provide warnings on their products in that state. If we were required to add warning labels to any of our products or place warnings in locations where our products are sold in order to comply with Proposition 65, the sales of those products and other products of our company could suffer, not only in those locations but elsewhere. Additionally, in 2022, California enacted the Plastic Pollution Prevention and Packaging Producer Responsibility Act, which, among other things, requires a 25% reduction of plastics in single-use products in the state by 2032 and escalates recycling, reuse, and composting rates for single-use packaging, regardless of material, used in the state over time. Numerous other U.S. municipalities and states and certain other countries, including Canada, have also proposed or enacted legislation prohibiting or restricting the sale and use of certain foodservice products and requiring them to be replaced with recyclable or compostable alternatives. Several provinces in Canada, as well as states in the United States, have enacted legislation imposing fees or other costs on manufacturers and other suppliers of single-use packaging and foodservice products to encourage and fund recycling of those products. Any such legislation, as well as voluntary initiatives similarly aimed at reducing the level of single-use packaging waste, could reduce demand for our products and/or increase the costs of producing our products.

Wage Rates and Paid Leave: Changes in federal, state, or local minimum wage and overtime laws or employee paid leave laws could cause us to incur additional wage costs, which could adversely affect our operating margins. Failure to comply with existing or new laws or regulations could result in significant damages, penalties and/or litigation costs.

Payment Card Transactions: As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”), issued by the PCI Council. Additionally, we are subject to PCI DSS as a service provider, which is a business entity that is not a payment brand directly involved in the processing, storage, or transmission of cardholder data. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing, and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute data encryption standards and payment network security operating guidelines. The cost of complying with stricter privacy and information security laws, standards, and guidelines, including evolving PCI DSS standards, and developing, maintaining, and upgrading technology systems to address future advances in technology, could be significant and we could experience problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems. Failure to comply with such laws, standards, and guidelines or payment card industry standards such as those involving MasterCard, Visa and Europay (EMV) transactions, could have a material adverse impact on our business, financial condition, or results of operations.

Foreign Operations: Our supplier base includes both domestic and foreign suppliers. In particular, we source many of the key ingredients that we use in our products from South and Central America and Mexico. In addition, we have customers located outside the United States. Accordingly, laws and regulations affecting the importation and taxation of goods, including duties, tariffs, and quotas or changes in the enforcement of those laws and regulations could adversely impact our financial condition and results of operations. In addition, we are required to comply with laws and regulations governing export controls, and ethical, anti-bribery, and similar business practices such as the Foreign Corrupt Practices Act.

Privacy and Related Laws: We are subject to a variety of federal, state, and foreign laws and industry standards that relate to data privacy, data security, and consumer marketing. The legal and regulatory framework for these topics is rapidly evolving and may require increased monitoring and compliance costs and result in increased legal and financial exposure if we fail to remain compliant, or are alleged to be noncompliant, with such laws.

AI Technologies: There are many evolving laws, regulations, and standards regarding the development and use of AI technologies. New laws, regulations, or industry standards governing AI use could require us to modify our practices regarding AI use, increase our operating costs, or restrict our ability to use certain AI technologies in our operations in order to remain compliant with such regulations or standards.

Climate Change: Changing rules, public disclosure regulations, and stakeholder expectations related to climate change have resulted in, and may continue to result in, increased management time and attention spent complying with or meeting such regulations and expectations.

The failure to comply or maintain compliance with applicable governmental laws and regulations, including those referred to above and in “Business,” could result in, among other things, administrative, civil, or criminal penalties or fines; mandatory or voluntary product recalls; warning or other letters; cease and desist orders against operations that are not in compliance; closure of facilities or operations; the loss, revocation or modification of any existing licenses, permits, registrations or approvals; the failure to obtain additional licenses, permits, registrations, or approvals in new jurisdictions where we intend to do business; or the loss of our ability to participate in federal and state healthcare programs, any of which could make it more costly or challenging to manufacture and sell our products or otherwise have a material adverse effect on our business, financial condition, or results of operations. These laws and regulations may change in the future. We cannot predict the nature of future laws, regulations, interpretations, or applications, nor can we determine the effect that additional governmental regulations or administrative orders, when and if promulgated, or disparate federal, state, and local regulatory schemes would have on our future business. We may incur material costs in our efforts to comply with current or future laws and regulations. In addition, if we fail to comply with applicable laws and regulations or encounter disagreements with respect to our contracts subject to governmental regulations, including those referred to above, we may be subject to investigations, criminal sanctions, or civil remedies, including fines, injunctions, prohibitions on exporting, seizures, or debarments from contracting with local and foreign governments. The cost of compliance or the consequences of non-compliance, including debarments, could have a material adverse effect on our business, financial condition, or results of operations. In addition, governmental units may make changes in the regulatory frameworks within which we operate that may require us to incur substantial increases in costs in order to comply with such laws and regulations.

Failure by our network of farms, suppliers of raw materials, co-packers, or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If any partners in our network of farms, suppliers (including co-packers), or co-manufacturers fail to comply with food safety, environmental, health and safety, or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted, and our reputation could be harmed. The farms, co-packers, and co-manufacturers are required to maintain the quality of our products and to comply with our own standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative farms, suppliers, or co-manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance by the farms, suppliers, and co-manufacturers. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, financial condition, and results of operations. The failure of any partner farmer, co-packer, or co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government, or third-party actions and economic loss. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, financial condition, and results of operations.

Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition, and results of operations.

The manufacture and marketing of food products is highly regulated. We, our farmer partners, our suppliers (including co-packers), and our co-manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacturing, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our crew members and the protection of the environment. In the United States, we are subject to regulation by various government agencies, including the Food and Drug Administration (the “FDA”), the USDA, the Federal Trade Commission (the “FTC”), the Consumer Product Safety Commission, the Occupational Safety and Health Administration, and the Environmental Protection Agency, as well as various state and local agencies. We are also regulated outside the United States by various international regulatory bodies. These regulatory agencies and bodies regularly propose rules and issue guidance, some of which are or may be relevant to our business. For example, on January 16, 2025, the FDA proposed a rule (90 Fed. Reg. 5426), which, if finalized, would require a front-of-package nutrition information box on most packaged foods to assist consumers in more easily identifying healthy foods. In addition to compliance costs associated with understanding the requirements and updating product labeling or reformulating our products, implementing this rule may negatively impact consumer perception of our products and our reputation, which could adversely affect our financial condition and results of operations. In addition, we are subject to certain standards, such as GFSI standards and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties, and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

The regulatory environment in which we operate could change significantly and adversely in the future, particularly in light of the rapidly evolving focus on public health and food regulation by the U.S. presidential administration. For example, the U.S. presidential administration’s “Make America Healthy Again” movement may have a significant impact on the food regulatory landscape and may result in the implementation of certain food regulation changes that could be adverse to our business. If we fail to anticipate or adapt to new rules governing food manufacturing, labeling, or packaging, it may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. Changes in marketing or labeling requirements or standards related to our products could require us to revise or discontinue making certain claims or utilizing certain branding elements, which may make our products less appealing to consumers. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures, and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition, and results of operations.

From time to time, we may be subject to litigation, government investigations, or governmental proceedings, which may adversely impact our results of operations and financial condition.

From time to time, we have been and may continue to be involved in various legal, regulatory, or administrative investigations, negotiations, or proceedings arising in the normal course of business. In the event of litigation, government investigations, or governmental proceedings, we are subject to the inherent risks and uncertainties that may result if outcomes differ from our expectations. In the event of adverse outcomes in any litigation, investigation, or governmental proceeding, we could be required to pay substantial damages, fines, or penalties and cease certain practices or activities, which could materially harm our business. For example, as an employer, we have been and may continue to be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards, or healthcare and benefit issues. Such actions, if successful in whole or in part, may affect our ability to compete and could materially adversely affect our business, financial condition, and results of operations.

Risks Relating to Intellectual Property and Information Technology

We may be unable to adequately protect our intellectual property rights, which could harm our business, financial condition, and results of operations.

We rely on a combination of trademark, service mark, trade secret, copyright and domain name rights, and related laws and internal procedures and nondisclosure agreements to protect our intellectual property. We believe our trademarks, trade secrets (including certain food product recipes and formulas), and domain names are valuable assets. However, our intellectual property rights may not be sufficient to distinguish our products from those of our competitors or to provide us with a competitive advantage, and may not allow us to prevent others from operating under similar names or offering similar food products in the same field or in similar fields. From time to time, third parties may use names, logos, and slogans similar to ours, may apply to register trademarks or domain names similar to ours, and may infringe or otherwise violate our intellectual property rights. Our intellectual property rights may not be successfully asserted against such third parties or may be invalidated, circumvented, or challenged. Asserting or defending our intellectual property rights could be time consuming and costly and could distract management’s attention and resources, and such efforts may be unsuccessful. If we are unable to prevent our competitors from using names, logos, slogans, and domain names similar to ours, consumer confusion could result, the perception of our brands and products could be negatively affected, and our sales and profitability could suffer as a result. In addition, if our wholesale customers receive negative publicity or fail to maintain the quality of the goods and services used in connection with our trademarks, our rights to and the value of, our trademarks could be harmed. Failure to protect our trade secrets and other proprietary information could also have an adverse effect on our business, financial condition, and results of operations. We may also be subject to claims that our activities or the products we sell infringe, misappropriate, or otherwise violate the intellectual property rights of others. Any such claims are typically time consuming and costly to defend and may distract management’s attention and resources, even if the claims are without merit, and may prevent us from using our trademarks or selling our products in certain geographies, any of which could adversely affect our business, financial condition, and results of operations.

Our business operations could be disrupted, and our business, reputation, financial condition, and results of operations could be harmed, if our information technology systems (or those of our third-party service providers), including artificial intelligence technologies, fail to perform adequately and accurately, or if we are unable to integrate new information technology systems to maintain and grow our competitive position.

The efficient operation of our business including management of our business data, communications, supply chain, order entry and fulfillment, and other business processes, depends on the availability and adequate performance of our information technology systems, some of which are managed by third-party service providers. The failure of our information technology systems or third-party service providers to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, impacts to working capital, causing our business, reputation, financial condition, and results of operations to suffer. For example, we depend on certain third-party service providers to process and manage online orders through our website. Third-party service providers may fail to deliver a rewarding customer experience on our website or implement features that incidentally affect the functionality of our website. For instance, third-party service providers may incorrectly process customer orders, cause error messages to appear at checkout, or cancel customer orders in error. Any such incident may harm our reputation and results of operations. In addition, our information technology systems and third-party service providers may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, physical theft or vandalism, cyber attacks, and viruses, which could cause website slowdown or unavailability, delays, or errors in processing customer orders or loss of data. Any such damage or interruption could have a material adverse effect on our business, reputation, financial condition, and results of operations.

Furthermore, to maintain and grow our competitive position, we use and integrate AI technologies in connection with our business processes and operations, and intend to increase this use over time. Rapid changes in AI technology may require us to make significant ongoing investments to maintain and upgrade our technological capabilities. We may be unsuccessful in implementing these developments in a timely or cost-effective manner, or at all, and the AI technologies in which we invest may be less effective than expected, or become unavailable to us on favorable terms, or at all.

Our use of AI technologies, particularly generative AI technologies, carries certain risks, including, regarding the accuracy and quality of AI outputs, which may be inaccurate, biased, or otherwise inappropriate for our business’ or our customers’ needs, and, in turn, could adversely impact our business and reputation. Our use of AI, particularly generative AI, may create legal and financial exposure, including for claims and liabilities associated with AI outputs that may be alleged to infringe the intellectual property rights of third parties. Furthermore, where our confidential or other sensitive information is processed by a third-party AI provider, this could put the confidentiality of such information at risk, including if such third-party AI provider breaches its contractual obligations to us, suffers cyber-attacks, or intentionally or inadvertently misuses our confidential information. In such an instance, it is possible that our confidential or other sensitive information could become available to third parties, including our competitors. We or our employees may use AI technologies, inadvertently or otherwise, in a manner that puts our confidential information or intellectual property rights at risk. Any of the foregoing risks may result in customer dissatisfaction, diversion of management’s attention and resources, and may harm our business, financial condition, and results of operations.

Risks Relating to Tax

Changes in tax laws may impact our future financial position and results of operation.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, or interpreted, changed, modified, or applied adversely to us, any of which could adversely affect our business operations and financial performance. In particular, presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation, and government policy directly affecting our business or indirectly affecting us because of impacts on our customers, suppliers, and manufacturers. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers, manufacturers, or our customers, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations, and cash flows.

Our ability to use net operating losses and other tax attributes to offset future taxable income may be subject to certain limitations.

Our U.S. federal and state net operating loss (“NOLs”) carryforwards and certain other tax credits may be subject to limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the “Code”), respectively, and similar provisions of state law. Under those sections of the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes, such as research tax credits, to offset future taxable income or taxes. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs and other tax attributes could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. “Ownership changes” that have occurred in the past or that may occur in the future, including in connection with this offering, could result in the imposition of an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused.

Risks Relating to Our Indebtedness

Our indebtedness could materially adversely affect our financial condition.

We have, and after this offering may continue to have, a significant amount of indebtedness. As of December 31, 2024, our total indebtedness was $25.2 million, including $17.2 million under our convertible notes, $4.0 million under our Term Loan Facility, and $4.0 million under our Revolving Credit Facility (as defined herein). We intend to use net proceeds from this offering to repay all of our indebtedness, including all outstanding borrowings under our Term Loan Facility and Revolving Credit Facility.

Our indebtedness under the Credit Agreement (as defined herein) could have important consequences to the holders of our common stock, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including the unhedged portion of borrowings under the Credit Agreement, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the Credit Agreement contains restrictive covenants that limit our ability to engage in activities that may be in the long-term best interest of the Company. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt. See “Description of Certain Indebtedness.”

We, and certain of our future subsidiaries, may be able to incur significant additional indebtedness in the future. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute “indebtedness” under the Credit Agreement.

The Term Loan Facility will mature on September 10, 2028. The Revolving Credit Facility will mature on September 10, 2026. Outstanding borrowings under the Term Loan Facility and Revolving Credit Facility will be repaid with aggregate approximate $8.0 million of the net proceeds of this offering. See “Use of Proceeds.”

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled principal and interest payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreement restricts our ability to dispose of assets and use the proceeds from those dispositions and also limits our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Certain Indebtedness.”

Additionally, if we cannot make scheduled payments on our debt, we will be in default, and the lenders under the Credit Agreement could accelerate the outstanding principal amount of indebtedness, terminate their commitments to loan money and/or foreclose against the assets securing their borrowings, as applicable in the relevant debt instrument, and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in the common stock.

The terms of the Credit Agreement restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. See “Description of Certain Indebtedness.” The restrictive covenants under the Credit Agreement include restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem, or repurchase junior debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets or property, except in certain circumstances;

•	incur liens;

•	enter into transactions with affiliates;

•	modify or waive certain material agreements in a manner that is adverse in any material respect to the lenders;

•	enter into agreements restricting any subsidiaries’ ability to pay dividends; and

•

make fundamental changes in our business, corporate structure, or capital structure, including, among other things, entering into mergers, acquisitions, consolidations, and other business combinations or selling all or substantially all of our assets.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

Additionally, under the Credit Agreement, a breach of the covenants or restrictions under the Credit Agreement could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit facilities would permit the lenders under the Credit Agreement to terminate all commitments to extend further credit under such facility. Furthermore, if we were unable to repay the amounts due and payable under the Credit Agreement, the creditors could accelerate the related debt or proceed against the collateral granted to them to secure that indebtedness, as applicable. In the event our creditors were to accelerate the repayment of our indebtedness, we may not have sufficient assets to repay that indebtedness. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Credit Agreement are at a variable rate of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. See “Description of Certain Indebtedness.”

A lowering or withdrawal of the ratings assigned to our debt by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings would likely make it more difficult or expensive for us to obtain additional debt financing.

Risks Relating to Our Status as a Public Benefit Corporation

Our status as a public benefit corporation may not result in the benefits that we anticipate.

We have elected to be classified as a public benefit corporation under Delaware law. As a public benefit corporation, we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including those affected by the specific benefit purposes set forth in our certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to deliver a report to stockholders at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders’ interests, but also the Company’s specific public benefit and the interests of other stakeholders affected by our actions. See “Description of Capital Stock—Public Benefit Corporation Status.” Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our partners, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all and may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could harm our business, financial condition, and results of operations, which in turn could cause our stock price to decline.

Additionally, as a public benefit corporation, we may be less attractive as a takeover target than a traditional company and, therefore, your ability to realize your investment through an acquisition may be limited. Public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value, and stockholders can enforce this through derivative suits. Further, by requiring the boards of directors of public benefit corporations to consider additional constituencies other than stockholders, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

Our directors have a fiduciary duty to consider not only our stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our conduct. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of stockholders, directors of a public benefit corporation have a fiduciary duty to balance the stockholders’ pecuniary interests, the best interests of other stakeholders materially affected by the public benefit corporation’s conduct, and the Company’s specific public benefit and the interests of other stakeholders affected by the Company’s conduct. Under Delaware law, directors are shielded from liability for breach of these fiduciary obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. In the event of a conflict between the financial interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors are obligated to make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee that such a conflict would be resolved in favor of our stockholders’ financial interests. Accordingly, Delaware law and our public benefit corporation status could result in our board of directors making decisions that are less financially lucrative for our stockholders in the short- and/or long-term if the public benefit and other stakeholder considerations are significant, which could harm our business, financial condition, and results of operations, which in turn could cause our stock price to decline.

As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders; (ii) the best interests of those materially affected by our conduct; and (iii) specific public benefits identified in our certificate of incorporation. While we believe our public benefit designation and associated obligations will benefit our stockholders, in balancing these interests our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example:

•

we may choose to revise our policies in ways that we believe will be beneficial to stakeholders other than our stockholders, including farmers, suppliers, crew members and communities, even though the changes may be costly;

•

we may take actions, such as investing in technology and quality control mechanisms that exceed the requirements of the USDA and the FDA, even though these actions may be more costly than other alternatives;

•

we may be influenced to pursue programs and services to demonstrate our commitment to the communities we serve in by providing organic, farm-fresh food for babies and kids even though there may be no immediate return to our stockholders; or

•

in responding to a possible proposal to acquire the Company, our board of directors may be influenced by the interests of stakeholders, including farmers, suppliers, crew members and communities, whose interests may be different from the interests of our stockholders.

We may be unable to fully realize the benefits we expect from actions taken to benefit our stakeholders, including farmers, suppliers, crew members, and communities, which could adversely affect our business, financial condition, and results of operations, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of its outstanding capital stock or shares having at least $2 million in market value (whichever is less)) are entitled to file a derivative lawsuit claiming that the corporation’s directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

Risks Relating to This Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

There has been no prior public market for our common stock prior to our initial public offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters and us, and may vary from the market price of our common stock following this offering. If you purchase shares of common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when the applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures, or other dispositions;

•	loss of relationships with significant suppliers or other customers;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	difficulties in integrating any new acquisitions we may make;

•	loss of services from members of management or employees or difficulty in recruiting additional employees;

•	deterioration of economic conditions in the United States and reduction in demand for our products;

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation; and

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

An active trading market for our common stock may never develop or be sustained.

We will apply to list our common stock on    under the symbol “    .” However, we cannot be certain that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Furthermore, we cannot be certain that we will continue to satisfy the continued listing standards of    . If we fail to satisfy the continued listing standards, we could be de-listed, which would have a material adverse effect on the liquidity and price of our common stock.

Future sales of our common stock and other actions by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who have or obtain equity, sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Upon the completion of this offering, we will have an outstanding total of    shares of common stock (assuming the underwriters exercise their option to purchase additional shares in full). Of these shares, only the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.

Subject to certain exceptions described under “Underwriting,” we and all of our stockholders have entered into or will enter into agreements with the underwriters under which we and they have agreed or will agree, subject to certain exceptions, not to dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

When the lock-up period in these agreements expires, we and our stockholders will be able to sell shares in the public market. In addition,      may, together in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to the lock-up agreements could cause the price of our common stock to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, certain of our stockholders have demand and “piggyback” registration rights with respect to our common stock that they will retain following this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We currently do not intend to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After completion of this offering, we currently do not anticipate paying any cash dividends for the foreseeable future. In addition, the terms of our indebtedness limit our ability to pay dividends or make other distributions on, or to repurchase or redeem, shares of our capital stock. See “Description of Certain Indebtedness.” Consequently, your only opportunity to achieve a return on your investment in our Company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay. For more information, see “Dividend Policy.” We cannot be sure that we will pay dividends in the future or continue to pay dividends if we do commence paying dividends.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business, or our market, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation regarding our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more analysts who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

In addition, if we do not meet any financial guidance that we may provide to the public or if we do not meet expectations of securities analysts or investors, the trading price of our common stock could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

Future issuances of our common stock could result in significant dilution to our stockholders, dilute the voting power of our common stock, and depress the market price of our common stock.

Future issuances of our common stock could result in dilution to existing holders of our common stock. Such issuances, or the perception that such issuances may occur, could depress the market price of our common stock. We may issue additional equity securities from time to time, including equity securities that could have rights senior to those of our common stock. As a result, purchasers of shares of common stock in this offering bear the risk that future issuances of equity securities may reduce the value of their shares and dilute their ownership interests. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our common stock.

We will incur increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, investor relations, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as rules and regulations subsequently implemented by the U.S. Securities and Exchange Commission (the “SEC”) and    , including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that the requirements of operating as a public company will increase our legal and financial compliance and investor relations costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will also need to establish an investor relations function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.

Public company reporting and disclosure obligations and a broader stockholder base as a result of our status as a public company may expose us to a greater risk of claims by stockholders, and we may experience threatened or actual litigation from time to time. If claims asserted in such litigation are successful, our business and operating results could be adversely affected, and, even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business and operating results.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, under the JOBS Act, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in net tangible book value per share.

The assumed initial public offering price of $    per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $    per share as of    based on the assumed initial public offering price of    $    per share. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution to the extent that new securities are issued under our equity incentive plans or we issue additional shares of common stock in the future. See “Dilution.”

Risks Relating to Our Organizational Structure

Provisions in our certificate of incorporation and bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of our Company or changes in our management that our stockholders may deem advantageous. In particular, our certificate of incorporation and bylaws:

•

establish a classified board of directors so that not all members are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

permit our board of directors to establish the number of directors and fill any vacancies (including vacancies resulting from an expansion in the size of our board of directors), except in the case of the vacancy of a CAVU or S2G designated director, so long as such holders continue to have the right to nominate a director pursuant to the terms of the Director Nomination Agreement (in which case CAVU or S2G, as applicable, will be able to fill the vacancy);

•	establish limitations on the removal of directors;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	provide that stockholders may not act by written consent, which would require stockholder action to be taken at an annual or special meeting of our stockholders;

•

prohibit stockholders from calling special meetings, which would delay the ability of our stockholders to force consideration of a proposal or to take action, including with respect to the removal of directors; and

•

establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Section 203 of the Delaware General Corporation Law (the “DGCL”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL. However, our certificate of incorporation will contain a provision that is of similar effect, except that it will exempt from its scope CAVU and S2G and any of their affiliates and certain of their respective direct or indirect transferees.

In addition, as a public benefit corporation, our board of directors is required by the DGCL to manage or direct our business conduct, and the specific public benefits identified in our certificate of incorporation. We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose. See “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation Status.”

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock and could also affect the price that some investors are willing to pay for our common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of

Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our certificate of incorporation will provide that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects and result in a diversion of the time and resources of our employees, management, and board of directors.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, neither CAVU nor S2G, nor any of their respective portfolio companies, funds, or other affiliates, nor any of their officers, directors, employees, agents, stockholders, members, or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, agent, stockholder, member, partner, or affiliate of either of CAVU or S2G will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to CAVU or S2G, instead of to us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, agent, stockholder, member, partner, or affiliate has directed to CAVU or S2G. For example, a director of our Company who also serves as an officer, director, employee, agent, stockholder, member, partner, or affiliate of CAVU or S2G, or any of their respective portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by CAVU or S2G to themselves or their respective portfolio companies, funds, or other affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Opportunity.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, statements about potential new products and product innovation and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our strategy, outcomes, and growth prospects;

•	trends in our industry and markets; and

•	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•

adverse public relations, product recalls, and product liability claims arising if our products are contaminated, alleged to be contaminated, or are rumored to have adverse effects, or if our products are alleged to cause illness or injury;

•	factors outside of our and our suppliers’ control that disrupt our operations or impact the inputs, commodities, and ingredients that we use in our business;

•	the failure to manage our supply chain effectively, including inventory levels and transportation services;

•	the availability of natural, plant-rich, and organic ingredients;

•	our ability to protect personal, proprietary, and confidential information and prevent security incidents;

•	damage to the reputation of the Company, products, our management team, or co-founders;

•	adverse weather conditions, natural disasters, pestilence, climate change, and other conditions beyond our control that could disrupt our operations;

•	the failure to retain and motivate our management team or other key team members, including our co-founders;

•	our reliance on a limited number of independent contract manufacturers and suppliers, including co-packers;

•	the loss of a significant customer;

•	changing consumer preferences, perceptions, and spending habits;

•	the failure to successfully pursue growth or implement our growth strategy on a timely basis or at all;

•	disruptions in the worldwide economy;

•	the inability to compete successfully in our highly competitive markets;

•	any damage or disruption at any facility where our finished goods inventory is located;

•	the failure to successfully roll-out coolers and harm to the operating capacity of our coolers;

•	the fluctuation in our business as a result of price actions, promotional activities, chargebacks, and seasonality;

•	our ability to expand existing customer relationships and acquire new customers;

•	the failure of our enterprise resource planning system or any deficient information-sharing capabilities;

•	the sufficiency and effectiveness of our marketing and trade spending programs and whether we are able to develop and maintain our brand;

•	our ability to implement initiatives to improve productivity and streamline operations to control or reduce costs;

•	our compliance and the compliance of our suppliers, co-packers, and co-manufacturers with applicable governmental laws and regulations;

•	the ability of our information technology systems, including AI technologies, to perform adequately and accurately;

•	our ability to achieve or sustain profitability;

•	changes in tax laws;

•	our ability to generate sufficient cash to service all of our indebtedness;

•	our status as a public benefit corporation and our duty to balance a variety of interests as a public benefit corporation;

•	volatility of the market price of our common stock;

•	the incurrence of increased costs as a result of operating as a public company; and

•	the other factors set forth under “Risk Factors.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions, and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot be sure that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $   million (or approximately $   million if the underwriters exercise their option to purchase additional shares of common stock from us in full) based upon an assumed initial public offering price of $   per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use net proceeds received by us from this offering as follows: (i) approximately $    million to repay outstanding borrowings under our Term Loan Facility and Revolving Credit Facility, (ii) approximately $    million to purchase new equipment needed for operations, (iii) approximately $    of cash consideration tied to a change in control event, and (iv) the remainder of such net proceeds will be used for general corporate purposes.

As of    , we had $   million of borrowings outstanding under our Term Loan Facility and the Revolving Credit Facility. The Term Loan Facility will mature on September 10, 2028 and the interest rate on the Term Loan Facility was   % as of    , 2025. The Revolving Credit Facility will mature on September 10, 2026 and the interest rate on the Revolving Credit Facility was   % as of    , 2025. For additional information about the Term Loan Facility and the Revolving Credit Facility, see “Description of Certain Indebtedness.”

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $   million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $   million, assuming that the assumed initial public offering price per share for the offering remains at $   , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock, and we currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of December 31, 2024 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of    outstanding shares of convertible preferred stock into a number of shares of common stock at the effective conversion ratio, without giving effect to any anti-dilution adjustments relating to our convertible preferred stock and the related reclassification of the carrying value of our convertible preferred stock to stockholders’ (deficit) equity, (ii) the assumed net exercise of convertible preferred stock warrants issued to customers into shares of common stock, (iii) the conversion of approximately $   of principal on convertible notes into    shares of convertible preferred stock, (iv) the reclassification to stockholder’s (deficit) equity of the Company’s remaining derivative liability of approximately $    as a result of the conversion of the convertible notes, (v) the repayment of the aggregate principal amount outstanding and accrued interest on the Term Loan Facility and Revolving Credit Facility of up to $   , and (vi) the payment of $    of cash consideration tied to a change in control event; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments described above and (2) our receipt of $   million in estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	December 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$17,306	$	$

Nonconvertible debt, net	7,876
Convertible notes	16,856
Derivative liability	23,847
Convertible preferred stock warrant liability	1,396
Convertible preferred stock, $0.001 par value; 1,347,305 shares authorized, 1,164,696 shares issued and outstanding, actual; no shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	101,967
Stockholders’ deficit:
Common stock, $0.001 par value; 2,030,541 shares authorized, 351,636 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	6,350
Accumulated deficit	(118,488)

Total stockholders’ deficit	(112,138)

Total capitalization	$39,804	$	$

A $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $   million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Similarly, each 1,000,000 share increase or decrease in the number of shares of common stock offered by us in this offering would increase or decrease each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $   million, based on an assumed initial public offering price of $   per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on   shares of our common stock outstanding as of     , 2025, after giving effect to (i) the conversion of     shares of our preferred stock outstanding as of     , 2025, into an aggregate of     shares of common stock; (ii) the conversion of     convertible notes outstanding as of     , 2025 into an aggregate of   shares of common stock; and (iii) the assumed net exercise of convertible preferred stock warrants issued to a customer

into     shares of common stock at the then effective conversion ratio and exercise price,   and does not include (i)   shares of our common stock issuable on the exercise of stock options outstanding as of     , 2025 under our 2021 Plan, (ii)   shares of our common stock reserved for future issuance under our Omnibus Plan, and (iii)     shares of common stock issuable upon exercise of convertible preferred stock warrants. See “Executive Compensation—Actions Taken in Connection with this Offering——Omnibus Incentive Plan.”

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes:

•	a 1-for- stock split of our common stock to be effected prior to the closing of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of our common stock;

•	an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	the effectiveness of our certificate of incorporation and bylaws.

DILUTION

If you invest in our common stock, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Historical net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities, divided by the total number of shares of common stock then issued and outstanding.

As of    , 2025, we had a net tangible book value of $   million, or $   per share of common stock. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the sale of shares of common stock in this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering, as set forth under “Use of Proceeds,” at an assumed initial public offering price of $    per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, and (i) the conversion of     shares of our preferred stock outstanding as of     , 2025, into an aggregate of     shares of common stock; (ii) the conversion of    convertible notes outstanding as of    , 2025 into an aggregate of   shares of common stock; and (iii) the assumed net exercise of convertible preferred stock warrants issued to a customer into     shares of common stock at the then effective conversion ratio and exercise price, our net tangible book value as of    , 2025 would have been $   million, or $   per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $   per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $   per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Historical net tangible book value (deficit) per share as of , 2025	$
Pro forma increase in net tangible book value per share as of , 2025 attributable to the pro forma transactions described above
Pro forma net tangible book value (deficit) per share as of , 2025	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$

Pro forma as adjusted net tangible book value per share immediately after this offering	$

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $   million and dilution per share to new investors purchasing common stock in this offering by $   , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses by us. An increase (decrease) of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $   million and $   per share and decrease (increase) the dilution per share to new investors purchasing common stock in this offering by $   , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses by us.

If the underwriters exercise in full their option to purchase additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $   and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $   , assuming no change in the initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as described above as of    , 2025, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders (including shares of our preferred stock assuming the conversion of such shares into common stock upon close of this offering) and the average price per share to be paid by the new investors purchasing shares of common stock in this offering, at an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing investors			%	$		%	$
New investors in this offering							$

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors in this offering by $   million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. An increase (decrease) of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $   million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming no change in the assumed initial public offering price per share and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is fully exercised, the number of shares of our common stock held by existing stockholders would be reduced to  % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to  % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above exclude shares of our common stock reserved for future issuance under our Omnibus Plan. See “Executive Compensation—Actions Taken in Connection with this Offering——Omnibus Incentive Plan.”

We expect to require additional capital to fund our current and future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock—Future issuances of our common stock could result in significant dilution to our stockholders, dilute the voting power of our common stock, and depress the market price of our common stock.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of the Company’s financial condition and results of operations together with the sections entitled “Prospectus Summary—Summary Financial Data,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and our audited financial statements, and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based upon our current plans, expectations, and beliefs, and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Overview

Once Upon a Farm is driving systemic change in childhood nutrition with real, organic, farm-fresh food – made with no added sugar, no preservatives, and nothing artificial. From baby’s first bites to kid’s school-ready snacks, we are a rapidly growing leader in modern childhood nutrition that provides innovative, nutrient-packed, delicious food to on-the-go parents for their babies and kids. We revolutionized the childhood nutrition category with what we believe is the first-ever cold-pressed Pouch, setting a new standard for nutrition that parents love and kids crave. Our mission and commitment to our consumers guides every decision we make and is at the heart of our identity and journey ahead. We are a Public Benefit Corporation, which requires us to uphold high social and environmental standards and provide transparency for all of our stockholders. Additionally, we believe we are the first baby through kid parent-ally brand with a deep commitment to superior, fresh products with high nutritional standards and incredible taste. Our thoughtful recipes are crafted with high-quality organic ingredients, from cold-pressed Pouches, to Refrigerated Oat Bars and Dry Baby Snacks, earning us the trust of parents, and creating a loyal and fast-growing consumer base.

Key Factors Affecting our Performance

Our ability to achieve sustainable growth and profitability is impacted by several factors, certain of which are strategically tied to key metrics that define our success:

Increasing Brand Awareness and Household Penetration

Growing our brand awareness and household penetration is central to our strategy for long-term growth. Our mission-led approach and creation of great tasting, high-quality, nutritional and organic products that kids love establishes trust in parents and fosters brand-loyalty from our customers. As we continue to expand our innovative product offerings, we plan to establish trust with parents in the early stages of their baby’s development, building brand loyalty that allows us to strategically deliver great tasting, healthy and convenient products to kids of all ages. We plan to increase our brand awareness and household penetration by leveraging a full-funnel modern marketing approach that includes retail media networks, influencer programs, high-frequency national media campaigns, engaging social media, impactful sponsorships, and immersive in-store activations. To grow and maintain our brand, we must invest in sales and marketing to promote word-of-mouth sharing of our brand to attract new customers. We believe that once consumers are introduced to our brand and products, we will be able to drive conversion to repeat purchases and long-term loyalty.

Investment in Retail Partnerships and Distribution Expansion

Our long-term growth strategy relies on our ability to cultivate and maintain relationships with our retail customers to expand our presence and optimize distribution across all retail stores. Our success is dependent on deepening the assortment of our product offerings and ensuring that our products are prominently displayed in both our retail customers’ brick-and-mortar stores and e-commerce platforms. Our relationships with our retail customers also allow us to deepen the assortment of our product offerings by extending our reach to new product categories and expanding the number of shelves that our products are displayed on at stores in major classes of retail, including grocery, mass, club, natural and specialty stores.

We also intend to grow our sales and in-store footprint through the national rollout of our cooler program. Our coolers, which can be found replacing standard shelving in the baby aisle, as an end-cap display or free standing in the baby aisle, currently feature our widest selection of Pouches and baby food meals. We have deployed over 2,000 coolers in stores to date and believe there is an opportunity to expand the footprint to more than 15,000 coolers in stores in North America. We invest in slotting fees and offer other incentives to encourage our retail customers to place our coolers in more of their stores and display our coolers in ideal locations within their stores. As we accelerate the rollout of coolers, we expect increases in overall sales velocity and believe there are further opportunities for sales velocity enhancement as we continue to optimize the product assortment offered in the cooler and encourage excitement for our product across aisles. The presence of baby also drives an increase in basket size for the whole baby department, which encourages our retail customers to participate in this initiative with us. The direct impact of the new cooler additions on our net sales varies based on numerous factors including store traffic and cooler size.

In addition to our primary retail growth strategy of increasing depth of our product offerings with our existing retail customers, we believe there is a significant opportunity to increase sales through e-commerce and delivery platforms and expand into new retail customers and international markets.

Product Innovation and Category Leadership

We are confident that through innovation in new products, product line extensions, and packaging types, we will drive meaningful growth for our Company. Investment in strategic product innovation is vital for meeting evolving consumer needs and complementing our existing product portfolio to expand our brand’s reach. We continue to expand and enhance our product offerings, including launches of refrigerated oat bars and shelf-stable baby snacks, to meet the evolving needs of our consumers and drive demand for our products.

Aligning our innovation pipeline with consumer demands for organic, nutritious, delicious, and convenient products has positioned us as a leader in the baby and kids’ food market. We plan to invest in exploring new flavor combinations and innovative formats that enhance taste and nutritional value, and in expanding our existing functional product offerings across various formats, such as immunity, brain health, and protein, to provide parents with the functionality they are looking for and satisfy the cravings of babies and kids.

Drive Sustainable, Profitable Growth

Our future success is dependent on our ability to drive sustainable and profitable growth. We have made significant investments in assembling our strong leadership team, implementing strategic sales management principles, and building our global procurement network infrastructure to support long-term growth and to enhance the profitability of our core operating model as we grow. We also plan to continue to invest in expansion and automation of our scalable production platform with our co-manufacturing partners to increase our capacity and operational efficiency to support our growth and achieve economies of scale. With these investments, we believe we will be well-positioned to consistently deliver the highest quality, premium products to our consumers while also ensuring profitability and sustainability for Once Upon a Farm.

As we extend our presence with existing retail customers, we believe there is also opportunity to further increase our operating margins. The strength of our brand and ability to efficiently deliver industry-disrupting products to our consumers have consistently resulted in attractive and expanding gross margins.

Macroeconomic Uncertainty

Uncertainty in the macroeconomic environment resulting from geopolitical and economic instability, including the imposition of potential tariffs, embargoes, or similar restrictions could cause disruption in our supply chain. For example, in April 2025, the U.S. presidential administration announced the imposition of tariffs on substantially all countries that trade with the United States. As the implementation of tariffs is ongoing, more tariffs may be added in the future and countermeasures may be adopted by other countries. The imposition of certain of these tariffs remains uncertain as the situation is dynamic and rapidly evolving. New or increased tariffs could also negatively affect U.S national or regional economies or lead to increased inflation or a recession, which also could negatively impact our sales growth, and our business and results of operations. Any tariffs or other barriers to trade affecting Mexico and South America in particular, two regions from which we source a significant portion of our key fruit and vegetable ingredients, could lead to, among other things, shortages and higher cost of procurement, and could negatively impact our business and profitability. For a further discussion of the risks and challenges posed by these events, see “Risk Factors—Risks Relating to Our Business and Industry.”

Components of Results of Operations

Net Sales

We generate revenue through sales of organic, nutrient-packed, farm-fresh Pouches, snacks, and other products for babies and kids through retail channels, which include traditional brick-and-mortar stores, e-commerce platforms, and delivery platforms, as well as directly to consumers through our direct-to-consumer (the “DTC”) platform that we operate. Our revenue is recognized net of allowances for sales discounts and promotions and any sales or other similar taxes collected from consumers. We offer sales discounts and promotions to our retail and DTC customers through various programs. These programs include sales incentives, trade allowances, slotting fees, coupon offers, rebates, and term discounts. We anticipate that these sales discounts and promotions will impact our net sales and that changes in these activities could impact period over period results.

Cost of Goods Sold

Cost of goods sold consists primarily of product costs, third-party manufacturing fees, inbound freight of raw materials and finished goods, storage and handling costs during the manufacturing process, product loading and handling at our outsourced production facilities for distribution, depreciation of machinery, and equipment used in the manufacturing process as well as duties and tariffs.

We source our organic raw materials from farmers both in the United States and international markets. We also contract with outsourced partners in the United States to manufacture, package, and distribute our products to our customers.

Gross Profit and Gross Margin

Gross profit represents net sales less cost of goods sold. Gross margin is gross profit expressed as a percentage of net sales.

Our gross margin may in the future fluctuate from period to period based on a number of factors, including costs of produce and commodities, manufacturing, warehousing and transportation rates for inbound raw materials. Gross margin may also fluctuate in the future based on changes in the promotional environment in the marketplace, the mix of products we sell, the channel through which we sell our products and innovation initiatives we undertake in each of our product categories, among other factors.

Selling, General and Administrative

Selling, general and administrative expenses primarily consist of payroll and payroll-related benefits, stock-based compensation, marketing content and agency fees, customer growth and acquisition costs, warehouse and distribution costs, and freight costs associated with shipping goods to customers. Selling, general and administrative expenses also include depreciation and amortization and product development costs.

We expect selling, general and administrative expenses to increase in the future as we continue to scale our operations to meet our product demand, continue to build our product portfolio, and add personnel to our sales and marketing organization. We also expect to incur additional costs associated with operating as a public company, including increased expenses related to legal, audit, accounting, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs, and other administrative and professional services.

Other Income (Expense)

Interest income consists of interest earned on our cash and cash equivalents. Interest expense is attributable to interest on our outstanding borrowings under our Nonconvertible Debt and Convertible Notes agreements (each as defined below). We expect our interest expense to decrease following our initial public offering as we intend to use proceeds to repay our Nonconvertible Debt obligations and expect our outstanding Convertible Notes to convert into shares prior to or at the time of the offering.

Change in fair value of derivative liability consists of adjustments to the fair value of our derivative liability. We expect no change in fair value of derivative liability after our initial public offering, as we expect our outstanding Convertible Notes to convert into shares prior to or at the time of the offering.

Other (expense) income, net primarily consists of gains or losses due to adjustments to the fair value of our convertible preferred stock warrant liability.

Results of Operations

The results of operations data have been derived from the audited financial statements included elsewhere in this prospectus. The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
	2023	2024
Net sales	$94,286	$156,801
Cost of goods sold	55,494	88,464

Gross profit	38,792	68,337
Selling, general and administrative	54,114	74,655

Loss from operations	(15,322)	(6,318)
Other income (expense):
Interest expense	(1,548)	(1,611)
Interest income	1,216	892
Change in fair value of derivative liability	(1,803)	(16,037)
Other expense, net	(146)	(712)

Total other expense	(2,281)	(17,468)

Net loss before income tax provision	(17,603)	(23,786)

	Year Ended December 31,
	2023	2024
Income tax provision	(34)	(50)

Net loss	$(17,637)	$(23,836)

Comparison of the Fiscal Years Ended December 31, 2023 and 2024

Net Sales

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Kid
Pouches	$67,890	$96,095	$28,205	42%
Snacks	1,859	8,765	6,906	371

Total Kid	69,749	104,860	35,111	50
Baby
Pouches	20,329	27,343	7,014	35
Snacks	—	20,644	20,644	**
Other	4,208	3,954	(254)	(6)

Total Baby	24,537	51,941	27,404	112

Net sales	$94,286	$156,801	$62,515	66%

**	not meaningful

The increase in net sales of $62.5 million, or 66%, was primarily due to a 60% increase in volume growth, driven by both incremental distribution of existing products and the introduction of new products into our portfolio. Since 2023, we have launched over 25 new SKUs across categories. Our newly launched kid and baby snacks categories resulted in a combined $27.6 million increase in net sales year over year. Net sales from kid Pouches increased by $28.2 million and net sales from baby Pouches increased by $7.0 million year over year. The Company incurred $0.1 million and $1.2 million for the years ended December 31, 2023 and 2024 in trade spending related to slotting fees paid to retail customers for placement of new coolers in their stores, which was recognized as a reduction of net sales in each period.

Cost of Goods Sold

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Cost of goods sold	$55,494	$88,464	$32,970	59%
Percentage of net sales	59%	56%		(3)%

The increase in cost of goods sold of $33.0 million, or 59%, was primarily due to increased product costs associated with the increased sales of our products. Cost of goods sold as a percentage of net sales decreased by 3% primarily due to increased economies of scale. Benefits have mainly been achieved as a result of our increased sales volume and more favorable third-party manufacturing fees and automation of our manufacturing and packaging process that resulted in lower costs per unit, as well as decreases in costs of raw materials. Targeted machinery updates and automation initiatives including the installation of flow wrap, multipack, and case pack equipment improved line throughput, significantly reduced labor requirements, and also lowered the Company’s packaging costs.

Gross Profit and Gross Margin

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Gross profit	$38,792	$68,337	$29,545	76%
Gross margin	41%	44%		3%

The increase in gross profit by $29.5 million was driven by higher net sales generated during the year ended December 31, 2024. The increase in gross margin by 3% for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily driven by decreased cost of goods sold as a percentage of net sales due to increased economies of scale achieved as a result of our increased sales volume and more favorable product mix. We also worked with our manufacturing partners to reduce material warehousing and transfer costs as our business scales at each facility as well as negotiated lower tolling rates at key manufacturing partners, including volume-based tolling rebates.

Selling, General and Administrative

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Selling, general and administrative	$54,114	$74,655	$20,541	38%
Percentage of net sales	57%	48%		(9)%

Selling, general and administrative expenses increased by $20.5 million, or 38%, primarily driven by:

•

an increase of $7.0 million in marketing expenses, primarily comprised of increases in marketing-related professional fees, paid media spend, as well as an increase in spend in our shopper marketing program to better reach targeted consumers;

•	an increase of $4.3 million in employee-related costs, driven by an overall increase in headcount to support our continued growth;

•

an increase of $3.3 million in warehouse and distribution expenses and higher outbound freight driven by higher sales volumes and carrying larger volumes of inventory on hand throughout the year to support our growth;

•	an increase of $2.2 million in selling expenses to support the growth in sales volume;

•	an increase of $2.1 million in professional fees due to accounting, finance, and legal costs as we prepare to operate as a public company; and

•	an increase of $1.6 million in facilities, technology, and other expenses to support our increase in headcount and continued growth.

Other Income (Expense)

Interest Expense

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Interest expense	$(1,548)	$(1,611)	$(63)	4%

Interest expense did not materially change during the year ended December 31, 2024 compared to the year ended December 31, 2023 as our outstanding borrowing amounts under our nonconvertible debt and convertible notes agreements and related interest rates did not materially change year over year.

Interest Income

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Interest income	$1,216	$892	$(324)	(27)%

The decrease in interest income of $0.3 million, or 27%, was due to lower average cash balances in our money market accounts during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Change in Fair Value of Derivative Liability

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Change in fair value of derivative liability	$(1,803)	$(16,037)	$(14,234)	*	*

**	not meaningful

The increase in change in fair value of derivative liability of $14.2 million was driven by an increase in the fair value of our convertible preferred stock underlying the convertible notes.

Other Expense, Net

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(dollars in thousands)
Other expense, net	$(146)	$(712)	$(566)	*	*

**	not meaningful

The increase in other expense, net of $0.6 million was primarily due to a $0.8 million increase in fair value of our convertible preferred stock warrant liability during the year ended December 31, 2024, partially offset by a $0.2 million decrease in other miscellaneous expenses.

Liquidity and Capital Resources

Since our inception, we have generated operating losses and have relied on private sales of securities and proceeds from debt financing to fund our operations. As of December 31, 2024, we had cash and cash equivalents of $17.3 million and accumulated deficit of $118.5 million. For the year ended December 31, 2024, we incurred a net loss from operations of $23.8 million and net cash flow used in operating activities totaled $11.0 million. We expect that our existing cash and cash equivalents, as well as borrowings under the term loan agreement and available borrowings under the revolving credit facility, will be sufficient to support our operations for at least the next 12 months.

Our future capital requirements will depend on many factors, including our pace of new and existing customer growth, our investments in innovation, our investment in cooler placements at retail stores, our investments in partnerships, and unexplored channels. We may be required to seek additional equity or debt financing. There can be no assurance that additional equity or debt financing will be available to us at terms acceptable to us, or at all and will be impacted by many factors, including the liquidity of the overall capital markets and the future state of the U.S. and global economy.

Nonconvertible Debt

On February 11, 2020 (the “Initial Closing Date”), we entered into an agreement for a term loan (the “Term Loan Facility”) and a revolving credit facility (the “Revolving Credit Facility”, and together with the Term Loan Facility, the “Nonconvertible Debt”) with a financial institution (the “Lender”). The Revolving Credit Facility had an initial funding commitment of up to $2.0 million and the Term Loan Facility had an initial principal balance of $4.0 million.

From the Initial Closing Date through 2024, together with the Lender we entered into various amendments to the Nonconvertible Debt which collectively increased each of the borrowing capacities of the Term Loan Facility and Revolving Credit Facility to $18.0 million and $8.0 million, and extended each of the maturity dates of the Term Loan Facility and Revolving Credit Facility to September 10, 2028 and September 10, 2026. As of December 31, 2024, the Term Loan Facility and Revolving Credit Facility outstanding principal balances were $4.0 million and $4.0 million.

In January 2025, together with the Lender we entered into an additional amendment to the Nonconvertible Debt, which, among other things, increased the maximum borrowing capacity of the Revolving Credit Facility to $15.0 million. The Company also elected to draw $14.0 million on the Term Loan Facility for general corporate purposes.

Interest on borrowings under the Term Loan Facility is calculated at a rate equal to the greater of 4.75% or the U.S. Prime Rate as most recently quoted by the Wall Street Journal (the “Prime Rate”) plus 0.25%. Interest-only payments are required to be made until September 30, 2026, then 24 equal monthly principal and interest payments are required through September 10, 2028. As of December 31, 2024, the stated interest rate applicable to borrowings under the Term Loan Facility was 7.75%.

Interest on borrowings under the Revolving Credit Facility is calculated at a rate equal to the greater of 4.75% or the Prime Rate. Interest-only payments are required with a balloon principal payment on the maturity date of September 10, 2026. The interest rate applicable to borrowings under the Revolving Credit Facility was 7.5% as of December 31, 2024.

The borrowing base for the Revolving Credit Facility requires us to maintain collateral in the form of accounts receivable and inventory and is calculated as a percentage of the value of the collateral, less any outstanding debts or liens. The Nonconvertible Debt includes financial and nonfinancial covenant provisions. As of December 31, 2024, were in compliance with all covenants related to the Nonconvertible Debt.

Convertible Notes

In 2021, we issued $3.6 million of convertible notes (the “Series C-1 Convertible Notes”) convertible into Series C-1 convertible preferred stock to an existing investor (the “Note Holder”). The Series C-1 Convertible Notes are convertible into Series C-1 convertible preferred stock at a fixed conversion price. The Series C-1 Convertible Notes bear interest at 2.1% per annum on the unpaid principal amount and, at conversion, any accrued interest is waived by the holder.

In 2021, in connection with the cancellation and exchange of a previous instrument with the Note Holder, we issued $4.3 million of convertible notes (the “Series C-2 Convertible Notes”) to the Note Holder. The Series C-2 Convertible Notes are convertible into Series C-2 convertible preferred stock at a fixed conversion price. The Series C-2 Convertible Notes bear interest of 2.1% per annum and, at conversion, any accrued interest is waived by the holder.

In 2022, we issued an additional $9.3 million of convertible notes (the “Series D Convertible Notes”) convertible into Series D convertible preferred stock to the Note Holder. The Series D Convertible Notes bear interest at 1.92% per annum on the unpaid principal amount and, at conversion, any accrued interest is waived by the holder. The Series D Convertible Notes are convertible into Series D convertible preferred stock at a fixed conversion price.

The Series C-1 Convertible Notes, Series C-2 Convertible Notes and Series D Convertible Notes (collectively, the “Convertible Notes”) have a maturity date of the earliest to occur among (i) an event of default, (ii) the closing of a deemed liquidation event or (iii) the closing of a liquidation. The Convertible Notes are convertible at the Note Holder’s option, fully or partially, into their respective class of convertible preferred stock upon the holder becoming a stockholder of less than 9.9% of the Company’s outstanding stock. Additionally, the Convertible Notes become fully convertible into their respective class of convertible preferred stock upon the occurrence of the closing of a deemed liquidation event or the closing of a liquidation event.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,
	2023	2024
	(dollars in thousands)
Net cash used in operating activities	$(8,088)	$(11,042)
Net cash used in investing activities	(1,401)	(3,007)
Net cash (used in) provided by financing activities	(11)	400

Net decrease in cash and cash equivalents	$(9,500)	$(13,649)

Operating Activities

Net cash used in operating activities of $11.0 million for the year ended December 31, 2024 was primarily driven by net loss of $23.8 million, non-cash adjustments of $21.9 million and a net decrease in cash related to changes in operating assets and liabilities of $9.1 million. Non-cash adjustments primarily consisted of a change in fair value of derivative liability of $16.0 million, a change in fair value of convertible preferred stock warrant liability of $0.8 million, stock-based compensation totaling $1.8 million, warrants issued to a customer of $0.7 million, inventory adjustments of $0.9 million, depreciation and amortization expense of $0.8 million, amortization of debt discounts and deferred financing costs of $0.6 million and non-cash interest expense of $0.3 million. Changes in cash flows related to operating assets and liabilities primarily consisted of a $10.6 million increase in accounts receivable due to growth in our net sales and due to the launch of new products in the kids and baby snacking category, and a $6.9 million increase in inventory to support the increase in sales volume and a $3.3 million decrease in accounts payable due to timing of payments. These uses of cash were partially offset by a $11.2 million increase in accrued expenses and other current liabilities primarily due to increased accrued trade spend and accrued marketing costs to support increased sales and a $0.5 million decrease in prepaid expenses and other current assets due to timing of payments.

Net cash used in operating activities of $8.1 million for the year ended December 31, 2023 was primarily driven by net loss of $17.6 million, non-cash adjustments of $3.8 million and a net increase in cash related to changes in operating assets and liabilities of $5.7 million. Non-cash adjustments primarily consisted of a change in fair value of derivative liability of $1.8 million, stock-based compensation of $1.4 million, depreciation and amortization expense of $0.5 million, amortization of debt discounts and deferred financing costs of $0.5 million, and loss on asset disposal of $0.1 million, partially offset by inventory adjustments of $0.5 million. Changes in cash flows from operating assets and liabilities primarily consisted of a $5.3 million increase in accrued expenses and other current liabilities due to increased accrued payroll as a result of increased headcount, higher accrued trade spend, and accrued marketing expenditures to support increased sales and expansion of our business, a $1.1 million increase in our accounts payable due to the timing of vendor payments, and a $0.5 million decrease in inventory. These sources of cash were partially offset by a $0.9 million increase in accounts receivable due to growth in our net sales, and a $0.3 million increase in prepaid expenses and other current assets due to the timing of payments.

Investing Activities

In fiscal 2023 and 2024, net cash used in investing activities was $1.4 million and $3.0 million, related to purchases of property and equipment used in ongoing operations.

Financing Activities

In fiscal 2024, net cash provided by financing activities was $0.4 million, which primarily consisted of proceeds from the exercise of stock options.

In fiscal 2023, net cash used in financing activities was nominal, consisting of payment of debt issuance costs.

Non-GAAP Financial Measures

To supplement our financial statements prepared and presented in accordance with GAAP, we use the non-GAAP financial measures Contribution Margin and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of our past performance and future prospects. We are presenting these non-GAAP financial measures because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our financial statements prepared and presented in accordance with GAAP.

To address these limitations, we provide a reconciliation of Contribution Profit to gross profit and Adjusted EBITDA to net loss. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Contribution Margin and Adjusted EBITDA in conjunction with their respective related GAAP financial measures.

Contribution Margin

We use Contribution Margin, which we define as Contribution Profit divided by net sales to measure our financial and operating performance. To derive Contribution Profit, we subtract from gross profit our outbound freight costs associated with shipping goods to customers included in selling, general and administrative expenses.

We use Contribution Margin as part of our overall assessment of performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our Board of Directors concerning our financial performance. We believe Contribution Margin is useful to investors for year-to-year comparisons of our business and in evaluating and understanding our operating results and ability to scale. Contribution Margin is also useful to investors because our management uses Contribution Margin, in conjunction with financial measures prepared in accordance with GAAP and to evaluate our operating results and financial performance.

Contribution Margin

	Year Ended December 31,
	2023	2024	% Change

Contribution Margin	32%	37%	5%

The increase in contribution margin by 5% for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily driven by the aforementioned factors mentioned in the discussion of gross profit in the results of operations above. In addition to our economies of scale, our increased order sizes helped reduce freight costs per case, benefiting Contribution Margins.

The following table provides a calculation of Contribution Margin:

	Year Ended December 31,
	2023	2024
	(dollars in thousands)
Net sales	$94,286	$156,801
Cost of goods sold	55,494	88,464

Gross profit	38,792	68,337
Less: Outbound freight	(8,972)	(10,641)

Contribution Profit	$29,820	$57,696

Contribution Margin	32%	37%

Adjusted EBITDA

We report our financial results in accordance with GAAP. However, management believes that Adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our performance.

We calculate Adjusted EBITDA as net loss, adjusted to exclude: (1) change in fair value of derivative liability; (2) change in fair value of convertible preferred stock warrant liability; (3) stock-based compensation; (4) depreciation and amortization; (5) interest expense; (6) interest income; and (7) provision for income taxes.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA include that (1) it does not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures, (3) it does not consider the impact of stock-based compensation, (4) it does not reflect other non-operating expenses, including interest expense, (5) it does not consider the impact of any derivative liability valuation adjustments and (6) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net income and other results stated in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Year Ended December 31,
	2023	2024
	(dollars in thousands)
Net loss	$(17,637)	$(23,836)
Change in fair value of derivative liability(1)	1,803	16,037
Change in fair value of convertible preferred stock warrant liability(1)	(1)	787
Stock-based compensation	1,372	1,791
Depreciation and amortization	488	796
Interest expense	1,548	1,611
Interest income	(1,216)	(892)
Provision for income tax	34	50

Adjusted EBITDA	$(13,609)	$(3,656)

(1)

Amount reflects the change in fair value of derivative liability related to Convertible Notes and change in fair value of convertible preferred warrant liability related to our Nonconvertible Debt agreement.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in the financial statements and related notes thereto. Critical accounting estimates are those estimates that, in accordance with GAAP, involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial statements. Management has determined that our most critical accounting estimates are those relating to revenue recognition, valuation of derivative liability, fair value of common stock and stock-based compensation. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ materially from those estimates. The following is a summary of certain accounting estimates we consider critical. For further discussion about our accounting policies, see Note 2 “Summary of Significant Accounting Policies” to our financial statements appearing elsewhere in this Annual Report.

Revenue Recognition

Our revenue is generated through sales of Pouches, snacks and other products for babies and kids through retail channels, which include traditional brick-and-mortar stores and e-commerce platforms, as well as directly to consumers through our DTC platform that we operate. We recognize revenue when control of the products transfers to the customer, which occurs upon customer pickup or delivery of the products to the customer for retail sales or when the product is delivered to the carrier for DTC sales. Our revenue is recognized net of allowances for sales discounts and promotions and any taxes collected from consumers.

We offer sales discounts and promotions to our customers through various programs. These programs include sales incentives, trade allowances, slotting fees, including baby cooler slotting fees, coupon offers, rebates and term discounts. The costs of these sales discounts and promotions are accounted for as reductions in the transaction price. We estimate variable consideration related to the cost of sales discounts and promotions during the period the product is sold. We recognize an allowance for estimated trade discounts that have been incurred but the corresponding trade receivable was not settled as of each balance sheet date. We also recognize an accrual for the estimated cost of promotional activities. Our estimate of trade discounts and accrued promotional activities is a management estimate based on the terms and timing of our programs offered, expected participation based on our historical experience with similar programs and forecasted sales volumes.

We do not believe it is reasonably likely that there will be a material change in the estimates or assumptions used to recognize revenue. Estimates are made based on historical experience and other factors. Typically, programs that are offered have a short duration and historical differences between actual experience compared to estimated volumes, performance and redemptions have not been significant to the annual financial statements. However, if the level of redemption rates, volumes or performance were to vary significantly from our estimates, we may be exposed to gains or losses that could be material.

Derivative Liability

Our Convertible Notes contain conversion features that meet the definition of an embedded derivative that requires bifurcation from the Convertible Notes and measurement at fair value. The derivative liability is initially measured at fair value on issuance and is subject to remeasurement at each reporting period with changes in fair value recognized in change in fair value of derivative liability in the statements of operations and comprehensive loss.

We determine the fair value of our derivative liability related to Convertible Notes using a “with-and-without” methodology. This involves valuing the instrument with and without the embedded derivative, with the difference representing the derivative liability’s fair value at issuance. Key assumptions include the estimated fair value of the underlying preferred stock, the probability and timing of conversion events, dividend yields, volatility, discount rate, risk-free rate and remaining expected life. Changes in these inputs can materially impact the fair value and reported financial results, including loss and comprehensive loss for the applicable reporting period.

Fair value of Common Stock

The fair value of the common stock underlying our stock-based awards has historically been determined by management with the assistance of third-party valuation specialists using a hybrid approach. Under the hybrid approach, a probability weighting was assigned to both a merger and acquisition (“M&A”) scenario and an initial public offering (“IPO”) scenario. For the M&A scenario, management uses the Income Approach and Guideline Public Company (“GPC”) approach to determine the estimated fair value of equity, which is then allocated to the various classes of equity using the Option Pricing Method (“OPM”). Under the OPM, the shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the common stock, preferred stock and preferred stock warrants are then inferred by analyzing these options. For the IPO scenario, the Company estimates the exit value upon an IPO scenario and then performs a waterfall analysis to systematically allocate the equity value across share classes according to their fully diluted ownership positions.

For the income approach, the Company uses a discounted cash flow analysis (“DCF”) and the significant assumptions used in determining the estimated fair value of the Company’s common stock under the income approach primarily relate to the selection of the revenue growth rate, the forecasted EBITDA margin, and the selected discount rate used to discount the future cash flows. Under the GPC approach, the selection of revenue and EBITDA multiples requires significant judgement. Under the IPO scenario there is significant judgment used in determining the exit value upon the completion of a successful IPO. There is also significant judgement in weighting the probability of the M&A scenario verses the IPO scenario.

Stock-Based Compensation

We recognize stock-based compensation expenses related to equity classified awards based on the grant-date fair value of the awards. For awards that vest based only on continued service, we recognize stock-based compensation cost on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For stock option awards with performance vesting conditions, we recognize stock-based compensation using an accelerated attribution method when it is probable the performance condition will be achieved. The grant date fair value of stock options that contain service or performance conditions is estimated using the Black-Scholes option-pricing model. The grant date fair value of restricted stock awards that contain service vesting conditions is estimated based on the fair value of the underlying shares on grant date.

The fair value of liability classified awards such as stock appreciation rights awards, is determined using the Black-Scholes option-pricing model on the date of grant and is remeasured each reporting period through the date of settlement. Our liability classified stock appreciation rights are subject to both service and performance conditions. The performance condition, which includes either an initial public offering or a change in control event, is not considered achievable for accounting purposes until it happens. As a result, we will not recognize any compensation for these awards until it is probable that the performance condition will be met.

Determining the fair value of stock-based awards requires judgment. The Black-Scholes option-pricing model is used to estimate the fair value of stock options that have service and/or performance vesting conditions. The assumptions used in these option-pricing models require the input of subjective assumptions and are as follows:

•	Fair value—Please refer to the section titled “Fair value of Common Stock” above for the valuation methodology of our common stock.

•

Expected volatility—Expected volatility is based on historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the awards.

•

Expected term—For stock options with only service vesting conditions, the expected term is determined using the simplified method, which estimates the expected term using the contractual life of the option and the vesting period.

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the awards.

•	Expected dividend yield—The dividend yield is based on our current expectations of dividend payouts. We currently have no history or expectation of paying cash dividends on our common stock.

The determination of stock-based compensation cost is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If factors change and different assumptions are used, stock-based compensation expense and net losses could be significantly different.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized in our stock-based compensation expense calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation. See Note 12 to our audited financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the fiscal years ended December 31, 2023 and December 31, 2024.

During fiscal year 2024, we recorded $1.8 million in stock-based compensation and a $0.7 million reduction in net sales associated with warrants issued to customers. During fiscal year 2023, we recorded $1.4 million of stock-based compensation and no reduction in net sales as no warrants to customers were issued during that year.

As of December 31, 2024, there was $6.7 million in unrecognized compensation related to unvested stock-based compensation arrangements which is expected to be recognized over a weighted-average period of 2.9 years.

Recent Accounting Pronouncements

See the sections titled “Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements” and “—Recent Accounting Pronouncements Not Yet Adopted” in Note 2 to our financial statements included elsewhere in this prospectus for additional details.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in raw material prices, interest rates and inflation.

Raw Materials Pricing Risk

Our profitability is dependent on, among other things, our ability to anticipate and react to commodity and packaging costs. The prices of ingredients we use in the process of manufacturing our products are subject to many factors beyond our control, such as the number and size of farms that provide ingredients, the vagaries of these farming businesses, including poor harvests due to adverse weather conditions, natural disasters and pestilence and changes in national and world economic conditions.

In addition, we purchase some ingredients and other materials offshore. The price and availability of such ingredients and materials may be affected by political events or other conditions in these countries or tariffs or trade wars. Any tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war. If effected, these or any new or increased tariffs or resultant trade wars could have an adverse effect on us or on our suppliers, distributors or customers, which could lead to significant increases in the costs of materials and services, resulting in product cost increases and reduced consumer demand.

As of December 31, 2024, a hypothetical 10% increase or decrease in the weighted-average cost of these commodities and raw materials would have resulted in an increase or decrease of approximately $3.4 million to cost of goods sold. We seek to mitigate the impact of raw materials cost increases by negotiating pricing agreements. We strive to offset the impact of raw materials cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Interest Rate Risk

We are subject to interest rate risk in connection with our Nonconvertible Debt, which incurs interest at variable rates. See the section titled “—Liquidity and Capital Resources—Nonconvertible Debt” above. Based on the average interest rate on the instruments under the Nonconvertible Debt during the year ended December 31, 2024, we do not believe that a hypothetical 100 basis points change in the interest rate would have a material effect on our results of operations or financial condition.

Our interest-earning instruments also carry a degree of interest rate risk.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Inflation Risk

Inflation generally affects us by increasing our cost of labor, logistics, commodities, packaging and manufacturing costs. We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

BUSINESS

Our Company

At Once Upon a Farm, we are driving systemic change in childhood nutrition with real, organic, farm-fresh food – made with no added sugar, no preservatives, and nothing artificial. From baby’s first bites to kid’s school-ready snacks, we are a rapidly growing leader in modern childhood nutrition that provides innovative, nutrient-packed, delicious food to on-the-go parents for their babies and kids. We revolutionized the childhood nutrition category with what we believe is the first-ever cold-pressed Pouch, setting a new standard for nutrition that parents love and kids crave. From one mother’s kitchen and farmers markets to a beloved household brand, we are the #1 growth brand in the category37, elevating parents’ expectations for the food their children consume and eliminating the need to compromise taste and quality for convenience.

Our mission and commitment to our consumers guides every decision we make and is at the heart of our identity and journey ahead. We are a public benefit corporation, which requires us to uphold high social and environmental standards and provide transparency for all of our stockholders. Additionally, we believe we are the first baby through kid parent-ally brand with a deep commitment to superior, fresh products with high nutritional standards and incredible taste. Our thoughtful recipes are crafted with high-quality organic ingredients, from cold-pressed Pouches and freshly Frozen Meals, to Refrigerated Oat Bars and Dry Baby Snacks, earning us the trust of parents, and creating a loyal and fast growing consumer base. This is reflected in our NPS of 4738 outpacing all of the established category players, according to a Numerator survey conducted on January 15, 2025. This is coupled with impressive and consistently growing repeat purchasing rates as 46%39 of our consumers with children repeat purchased Once Upon a Farm products in the latest 52 weeks ended February 23, 2025.

Our success in developing nutritious food that kids love, and parents feel good providing, has resulted in a remarkable growth trajectory. We have surpassed $250 million of in-store retail sales and are the #1 brand driving dollar growth to the categories we play in, for the 52 weeks ended February 23, 202540. Our products are available in the aisles where parents frequently shop and are sold in more than 20,00041 doors nationwide across U.S. MULO and the Natural/Specialty channel. We have strong relationships with well-known retailers, both in brick-and-mortar stores and e-commerce.

We believe we are distinct and attractive to our retail customers as we sell in both the fresh perimeter and center of store allowing for an “all aisle” presence for our consumers that is available on-premise and online. Our

[37]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[38]	Numerator, Brand Health Tracker. NPS is a metric used to gauge customer loyalty and satisfaction by measuring how likely customers are to recommend a company or product to others.
[39]	2025 Numerator, Shopper Metrics.
[40]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[41]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.

playbook is effective as we unlock incremental traffic and growth in the aisles our products are presented in, and our velocities have remained best-in-class as our distribution has expanded. Retailers value this given that we help attract larger basket shoppers and generate better margin outcomes. For example, in baby food we are the #1 growth brand and more than 60% incremental to the category, with upwards of 35% new purchasing as of July 13, 2024, according to management estimates. We believe our brand is enhancing childhood nutrition options and categories as we provide modern, better-for-you products that yield satisfaction and smiles.

From A Mission to A Movement

In 2015, Cassandra Curtis and Ari Raz started Once Upon a Farm with a mission centered around two main pillars:

•	Kids should be eating food that is organic, fresh, clean, and real; and

•	Parents need food options that are delicious, nutritious, and convenient.

Cassandra created the original recipes in her kitchen to feed her own children because nothing she could buy at the grocery store from existing food brands met her high personal standards. Inspired by this mission, in 2017, industry veteran, longtime leader of Annie’s, and former president of the Annie’s operating unit at General Mills, John Foraker partnered with actor, philanthropist, and entrepreneur / businesswoman, Jennifer Garner, to join with Cassandra and Ari to create the next generation childhood nutrition company. Subsequently, we assembled a team of CPG veterans, with experience disrupting category norms, and built an organization filled with talented, passionate and success-seeking people. We have grown Once Upon a Farm to $157 million in annual net sales for the fiscal year ended December 31, 2024, representing a 64.6% CAGR from 2018 to 2024.

Through the power of our team, we believe we are a pioneer in modern childhood nutrition with a deep connection to our consumers built on trust, quality, and transparency. Our brand’s “farm fresh first” approach resonates with parents wanting to increase their kids’ consumption of fruits and veggies, resulting in high consumer loyalty and advocacy. It is through these foundational advocates that we have enjoyed continued success, as our brand is amplified via their enthusiastic word-of-mouth, which is sincere, effective, and comes at no cost to our business. Peer-to-peer marketing has become increasingly significant in how parents are introduced to our brand. The primary way consumers find out about our brand is by word-of-mouth advocacy, and that has increased to 34%, up from 23% in 202042, showing the brand’s continued breadth and trust. Parents who purchase our products often brag about our quality and taste profile that kids love. Despite this, and the significant reach our brand has for its size, we only have household penetration of 3.8%43 as of the latest 52 weeks ended February 23, 2025, which should provide us with significant growth opportunities.

Once Upon a Farm’s reach is further supported by our modern and multi-faceted, consumer-driven marketing strategy that spans social media, traditional marketing, national partnerships, and commercial TV

[42]	GutCheck.
[43]	2025 Numerator, Shopper Metrics.

campaigns that are paramount to further driving consumer awareness. We utilize full-funnel marketing strategies by focusing our activations on both our core products and innovations to attract new and repeat consumers.

The Proof is in The Pouches…And Our Innovative Products

At the heart of our business is our never-ending drive to perfect our core product: our Pouches. Over time, we have enhanced the formulations, improved the format, and updated the packaging, which are then applied to subsequent product rollouts. We boast an unrelenting focus on taste and quality of our products and leverage our innovation capabilities and supply chain expertise to bring these products into the homes of our consumers.

Pouches, our core category, include Fruit & Veggie Blends, Functional Blends, and Smoothies. We designed our Pouches to deliver innovation and modernization to the stagnant dairy aisle, where, adjacent to legacy kid positioned yogurt brands, we initially placed our products during our 2018 national roll-out. We believe that we continue to raise the bar for industry standards. We make our Pouches by blending fresh and IQF fruits and vegetables, sourced at peak ripeness, with other high-quality ingredients. We process them using high, cold pressure, never heating them above 40 degrees, which preserves enough shelf life to allow for refrigerated distribution to stores nationwide. The result is a fresh product with a taste and texture as if it were homemade. Kids love the taste, and parents feel great about the simple ingredients and freshness.

We also have sought-after and on-trend functional offerings for our Pouches, such as our Immunity and Smart Blends which are designed to support children’s health and development as people look to food as a means for preventative health benefits. For the 52 weeks ended February 23, 2025, these Pouches were the highest velocity products among our Kid & Baby Pouch portfolio44. According to SPINS, U.S. MULO data reflecting retail sales, as of the 52 weeks ended February 23, 2025, our portfolio of Pouches has $134 million of retail sales, with the #1 position in the category contributing more growth dollars and units to the category compared to any other brand.

Building upon our Pouches’ strong foundation of trust, loyalty, and passion with our consumers, we expanded into baby and kid pantry snacking with Dry Baby Snacks and Refrigerated Oat Bars. In 2023, we launched what we believe was the first-of-its-kind Refrigerated Oat Bar at a time when bars in the market were full of sugar, preservatives, and lacking flavor and nutrition. In 2024, we launched Dry Baby Snacks which include Fruit & Veggie Puffs, Melts, and Tractor Wheel Bars. Per SPINS, U.S. MULO data on retail sales, as of the 52 weeks ended February 23, 2025, we are the #1 velocity Baby & Toddler Snack brand in the U.S., specifically with the #1 velocity in Puffs, Melts, and Toddler Bars, making our Dry Baby Snacks the #4 brand in the category by dollar sales. We also launched our Soft-Baked Bars for kids and have quickly become the fastest growing brand driving segment growth in the Natural / Organic Breakfast Bar category where carried45. We believe this presents a substantial opportunity for us to further establish our reputation as a leading bar brand in a $7 billion Bar category, according to SPINS, U.S. MULO data as of the 52 weeks ended February 23, 2025.

[44]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[45]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.

Our portfolio also includes a line of freshly frozen organic meals, mostly sold on our DTC platform hosted on Shopify. This line is focused on veggie forward finger feeding products that are an important bridge for parents transitioning babies to solid foods. These products also give us a foothold and experience in the Frozen category, which represents a significant opportunity for further brand expansion in the future should we decide to pursue that opportunity. This product also addresses the heightened demand for healthier and better-for-you frozen options that millennials and younger generation parents look for, a trend that we have observed coming out of the pandemic.

One of the most exciting opportunities ahead of us is the opportunity to broaden our cooler installations and presence in the baby aisle, which is traditionally home to only shelf stable products. From our earliest days, we began placing and testing coolers in baby aisles, experimenting with different sizes and product assortments to discover the best retail results and category incrementality. In 2022, these efforts paid off as we began to slowly scale the roll-out of fresh baby coolers at key retailers to meet the growing demand of parents seeking fresh baby food and clean snack options. Today, we believe we have identified the right strategy to drive a broader and more emphatic cooler presence, as we have over 2,000 coolers deployed nationally and are well-positioned to continue to steward this initiative into a meaningful growth engine for Once Upon a Farm and our retail customers. Our coolers not only create convenience and efficiency for shoppers, but also are highly incremental to baby food category growth, leading to larger and more profitable baskets for retailers. Our baby aisle coolers are 61% incremental and aisles featuring our coolers see +10 percentage points of total category dollar growth post-cooler launch, according to management estimates.

Omnichannel Route-to-Market with Leading Partners

We have built and fortified strong relationships with top retailers, both brick-and-mortar and online, some going back to our national roll-out in 2018. Our retail customers are aligned with and supportive of our mission in the baby and kids’ aisles. They have been constructive in furthering the Once Upon a Farm’s brand presence in their stores, recognizing both the growth opportunity they see and the high-value consumers that our brand attracts.

Retail Stores: We have a strong presence at brick-and-mortar stores as evidenced by our over 360,00046 points of distribution, expanding shelf space, and cooler placement in over 2,000 stores. Our products are available at leading retail customers, including Target, Whole Foods, Kroger, Walmart, Publix, and Wegmans. We work with leading national retailers and collaborate with them to ensure Once Upon a Farm is prominently displayed across the store to meet parents where they shop and support our goal of “owning the aisles.” Retailers who have our products filling over 15% of their Refrigerated Kid segment see an average increase of approximately 11.2%47 in their topline growth compared to U.S. MULO.

[46]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[47]	SPINS, U.S. MULO, for the 12-week period ended February 23, 2025.

E-Commerce: In 2024, according to management estimates, 40% of our sales volume started with a “click”, whether it was on our own DTC platform, our retail customers’ websites or third-party e-commerce and delivery platforms. As consumers increasingly shift to purchasing online, especially new parents, we ensure our products are also available on our retail customers’ online platforms, and seek to optimize our products’ placement for visibility and availability on their digital shelves. A greater portion of sales of our products are sold online by our key retail customers than our competitors. For example, other brands within our key retail customers may typically have 10% of their business done online, but 24% of our business is done online. This is important to our retail customers as digital baskets are 3 times48 more valuable than in-store baskets, highlighting the value of the e-commerce shopper. Based on management estimates, we are also the #1 indexing brand in the baby food, bars, and yogurt categories for retailer e-commerce platforms, selling 2 times the category average via Pickup and Delivery. Despite being in its infancy, we are seeing strong early traction with Thrive Market launching in the fiscal year ended December 31, 2024 and Amazon revenue growing 249.5% year-over-year from the year ended December 31, 2024 to the year ended December 31, 2023, with both retailers on track to rank among the Company’s top 10 retailers for the year ending December 31, 2025.

Additionally, we have our own established, profitable DTC platform that is an essential omnichannel connection point with consumers. Our platform enables us to have direct relationships with thousands of consumers that we survey to gain valuable insights that we can leverage across our portfolio to drive growth and develop products.

A Strategically Differentiated Supply Chain

We are committed to consistently delivering delicious, high-quality products using the highest quality ingredients, sourcing, and production. We understand that any compromise of these principles could have immense implications for our brand and business, which is why we maintain strict oversight across our entire supply chain. We consider our global sourcing relationships, our knowledge of the organic supply chain, our complex manufacturing processes, and our contract manufacturing network to be distinct competitive advantages presenting a strong barrier to entry. We believe that our role in improving childhood nutrition starts with how our food is grown, picked, and packed, which is why we carefully manage most of these processes.

We have bespoke and strategic relationships with our contract manufacturers, enabling strict oversight of our manufacturing process. Through these partnerships and contractual agreements, we source all ingredients directly to meet our high standards and enforce rigorous quality control at every stage of production. While most food companies allow their third-party manufacturers to manage their product formulation, blending, and

[48]	84.51° Stratum.

packaging, we handle those steps on our own, relying only on our contract manufacturers for their high-pressure processing lines. This gives us oversight and traceability into a critical part of our value chain, truly setting us apart in the industry, while maintaining gross margins of greater than 40%, which are among the best of our public company peers.

We are committed to the highest standards of social responsibility within our supply chain. For the year ended December 31, 2024, 73.1% of our domestic ingredients come from farms certified by the EFI, which partners with growers and retailers to create a more transparent food chain and healthier workplace for the well-being of farmers growing and harvesting our high-quality raw ingredients. According to EFI, Once Upon a Farm is the first and only consumer packaged goods company committed to source and pay premiums on fruit from EFI certified farms. We view our farmers as true partners and utilize a “follow the harvest” strategy sourcing from all over the world to ensure that we are using the freshest ingredients that are in season.

Our Financial Profile

Our strong track record of continuous innovation, expansion of our product assortment, and increased brand awareness and household penetration has resulted in rapid growth since our inception. Our compelling financial profile and balanced asset-lite business model is characterized by high growth, robust gross margins, and Contribution Margins, and increasing profitability as reflected in our results from 2022 to 2024.

•	Our net sales increased from $66.3 million in the year ended December 31, 2022 to $156.8 million in the year ended December 31, 2024, representing a CAGR of 53.8%

•	Our gross margins increased by 430 basis points from 39.3% in the year ended December 31, 2022 to 43.6% in the year ended December 31, 2024

•	Our Contribution Margins increased by 882 basis points from 28.0% in the year ended December 31, 2022 to 36.8% in the year ended December 31, 2024

•	Our net loss increased from a $19.3 million loss in the year ended December 31, 2022 to a $23.8 million loss in the year ended December 31, 2024

•	Our Adjusted EBITDA decreased from a loss of $14.0 million in the year ended December 31, 2022 to a loss of $3.7 million in the year ended December 31, 2024

Our Industry

We operate within the large U.S. Natural and Organic Food and Beverage industry, which according to SPINS, U.S. MULO and Natural Expanded Channel data, accounted for approximately $75 billion in retail sales in the 52 weeks ended February 23, 2025 and has grown at a 5.4% CAGR for the comparable periods from 2023 to 2025, outpacing total U.S. Food and Beverage sales, excluding U.S. Natural and Organic Food and Beverage sales, of 3.0% over the same period. We believe approximately 38% of the U.S. market is comprised of tracked channels with the remaining 62% in untracked channels such as Costco, e-commerce, and Food Service. Our industry has been shaped by a long-term secular shift in consumer behavior towards health and wellness, and we believe that nutrition and health have never been more closely linked for U.S. consumers.

Growing consumer awareness of the health benefits of natural and organic foods has led to a significant increase in demand. Younger millennials and Generation Z consumers are increasingly prioritizing products that are organic and healthy, and these cohorts are expected to hold 47-60% of buying power by 203049. We believe that these preferences for natural and organic nutrition will continue to extend into the baby and kid aisles as these cohorts mature, increase their income, and have families.

Expecting parents and parents of infants are the highest indexing household types the Organic Trade Association refers to as “Committed Organic Consumers” (purchasing 5 or more organic categories in the last 12

[49]	SPINS, CPG Outlook.

months). As a result, the Baby Food category boasts the highest penetration of households purchasing organic across all categories50, providing a significant opportunity for our products. Parents have increasingly sought to prioritize the health and nutrition of their children, as ages 0-12 represent some of the most critical years for biological, cognitive, and social development, and for the prevention of negative life-long health impacts. According to the Mintel, Grocery report, 9 out of 10 parents with children under the age of 18 report purchasing natural and organic products. We believe this prioritization has highlighted the prevalence of preservatives and fillers, over-processing and added sugars in kids’ packaged food, and the need for better options with simple, clean ingredients that still taste delicious and are convenient for parents. As a baby and kid nutrition company committed to providing fresh, organic, and delicious food in a sustainable and transparent manner, we believe we are well positioned to leverage these secular shifts in consumer demand as a catalyst for growth.

While our focus is specific to natural and organic, we are also seeking to capture market share from the broader U.S. Kids Food & Beverage industry, which, according to Renub Research, is projected to exceed $57 billion in sales value in 2024 and to grow at a 6.5% CAGR from 2024 to 202751. Through our portfolio of products, we are able to cover many need states spanning across functional, dairy, fruits & veggies, and snacking. We track our performance in retailers using SPINS data, where our products today are captured primarily within the Baby & Toddler Foods, Refrigerated Yogurt & Plant-Based Yogurt, and Wellness & Snack Bars categories. When combined, these categories accounted for approximately $21 billion in retail sales in the 52 weeks ended February 23, 2025, according to SPINS, U.S. MULO and Natural Expanded Channel data. The Baby & Toddler Food category accounted for approximately 93% of our SPINS retail sales in the 52 weeks ended February 23, 2025 according to SPINS, U.S. MULO and Natural Expanded Channel data; all of our Pouch products have been coded to this category, irrespective of whether the intended consumer is a baby, toddler, or older child, and irrespective of placement in the dairy or baby aisle. The category breakdown as well as our estimate of the target demographic in each category is as follows:

(1)	SPINS LLC, U.S. MULO + Natural Expanded Channels, 52 Weeks ended February 23, 2025
(2)	Management estimates
(3)	Excludes U.S. Natural and Organic F&B Sales

[50]	Organic Trade Association.
[51]	Renub.

When parents are considering which brands and products to feed to their kids, the purchase decision is often dependent on brand trust and loyalty, and 65% of parents express a desire for a single childhood food brand that spans all ages52. We believe that our core values, diverse product platform, dedication to taste, and healthy products, and disciplined investments position us well to serve these consumers, benefit from industry trends, capture market share, and continue driving industry-leading growth in the coming years.

Competitive Strengths

We believe that the following strengths differentiate our brand and have built the foundation for our continued growth and stewardship of children’s nutrition:

Modern & Deeply Trusted Brand Covering Baby Through Kid

Once Upon a Farm is a modern, premium brand that has earned the trust of parents by offering simple, great-tasting, and highly nutritious organic foods that both parents and children love. Our company mission is to drive systemic change in childhood nutrition for a happier, healthier, and more equitable world. We are addressing what we believe is an unmet need that legacy manufacturers of children’s packaged food options, especially ones kids crave the most, have historically failed to address. Many of the most popular and widely available children’s snacks contain preservatives, artificial flavors, and colors, and lots of added refined sugars. We are a next generation brand providing convenient, fresh, organic, and better-for-you food options for babies and kids, that on-the-go parents trust.

Our products resonate with our consumers no matter where they shop – across aisles and channels, evidenced by our strong NPS of 47 according to a Numerator survey conducted on January 15, 2025, which leads our competitive set and reinforces the trust and favorability we have built over the years. We have a loyal base of consumers that we have cultivated over an extended period of time through repeated positive consumer interactions with our brand and products. Most recently, a survey from January 2025 found that Once Upon a Farm is seen as one of the most trustworthy brands by 73% of shoppers53. That same survey showed our aided brand awareness increased to 68%54, from 59%55 two years prior. We are viewed as a ‘badge brand’ that parents gravitate towards given our brand is associated with a high standard of quality, transparency, and taste that kids love. As a result, we believe consumers are proactively sharing our brand through peer-to-peer connections because of their love for our products and their desire to share that experience with their friends and family members. We have earned the trust of parents by never compromising on our promise to them to provide healthy food choices, making Once Upon a Farm a go-to choice for playdates, parks, and busy families everywhere. However, with household penetration only at 3.8%56 as of the latest 52 weeks ended February 23, 2025, we believe we still have so much opportunity ahead of us.

Consistently Delicious Products Made With High Quality Ingredients

Our unwavering commitment is to create delicious products that children love using high quality, fresh, and clean ingredients. Parents appreciate our transparency and dedication to providing products that are safe, organic, non-GMO Project Verified, contain no added sugar, and are free from artificial flavors, colors, and artificial preservatives, as evidenced by the graphic below derived from Numerator, Brand Health Tracker data. Our simple and easy to understand ingredients are correctly perceived as healthy by parents, differentiating us from most category competition. Once Upon a Farm’s entire portfolio, which utilizes over 115 diverse ingredients, adheres to strict organic standards and is certified with the USDA Organic seal.

[52]	SIVO.
[53]	Numerator, Brand Health Tracker.
[54]	Numerator, Brand Health Tracker.
[55]	Numerator, Brand Health Tracker.
[56]	2025 Numerator, Shopper Metrics.

We carefully design each product to meet the nutritional needs of different developmental stages, from a baby’s first bites to school-age snacks. Certain products are further enhanced via functionality, such as added immunity, belly, and brain health supportive ingredients. Our Immunity Blend Pouches, which contain probiotics that support immune health, and our Smart Blend Pouches, which contain Omega 3s and choline that support brain health, are the highest velocity products across our Kid & Baby Pouch portfolios57. We believe this demonstrates how parents are increasingly looking for products that are simple, clean, and that they believe can do more for their kids without sacrificing on delivering a superior taste to ensure kids want to keep coming back for more.

We understand the importance of maintaining trust with the children who consume our products and their parents, which is why we are committed to upholding our products to the highest quality standards. Our pouches have received verification from The Clean Label Project and have earned us the Purity Award Certification, solidifying us as a top choice for parents in the category. We believe these recognitions, coupled with our repeat rates showcase our ability to strike the perfect combination of flavor, taste, and nutritional value.

Leading In-House Innovation Capabilities Redefining The Baby & Kid Food Markets

Innovation is at the core of Once Upon a Farm – we constantly seek to optimize and improve our products to provide relevant options that meet the needs of today’s families while staying true to our mission. We disrupted the industry in 2015 when we introduced our cold-pressed Pouches, for the first time providing families with nutrition-packed, fresh homemade taste without the preparation and clean-up. Our Pouches are designed for on-the-go convenience, with easy-to-use spouts, making feeding simpler and mess-free. Aside from novel formats, we continue to explore new ingredient combinations and functional benefits. For instance, in 2022, we expanded our line of Pouches with Immunity Blends which now have the highest growth rates across our portfolio, according to SPINS for the 52 weeks ended February 23, 2025. An analysis conducted by Numerator demonstrates that new to brand households purchasing Immunity Blends in their first year are shown to be more valuable to our total brand compared to new to brand households purchasing any other segment.

Following the launch of our core Pouches, and establishing our brand’s trust with families, we expanded our portfolio into additional categories with great success. Our first entry into snacking was via expansions into Refrigerated Oat Bars and Dry Baby Snacks, and today, new products outside of our core Pouches represent 24% of our portfolio and drove 50%58 of growth contribution in our last full fiscal year ended December 31, 2024. Over time, our goal is to be the go-to brand for babies, toddlers, and big kids, as 65%59 of parents want a brand that spans all ages, which enhances the market position of Once Upon a Farm as we believe there are no competitive substitutes that span those ages.

[57]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[58]	SPINS, U.S. MULO.
[59]	SIVO.

Our new product ideation is greatly enhanced by the data and analytics we gather via our DTC platform. The direct feedback we gain from our carefully cultivated and empathetic relationships with over 17,000 subscribers provides us with valuable insights into their unmet needs. Leveraging these insights, coupled with ongoing product evaluation, we maintain a robust pipeline of new products, and are confident we have the team, capabilities, and most importantly, the brand to continue to lead and disrupt the industry.

Core Demographic Comprised of Loyal Consumers With Strong Brand Affinity

We relentlessly focus on being a consumer-led brand and an ally for parents. Our brand’s attributes have and continue to win over a valuable, attractive, and passionate consumer base. This connection often begins before consumers actually start buying Once Upon a Farm products. According to the Mintel, Marketing report, first time moms exhibit heightened information-seeking behaviors, especially across digital sources where they are up to 35% more likely than all moms to seek information. Once the baby arrives, the Mintel, Baby Food report indicates that 57% of parents rely heavily on recommendations from their pediatricians and 55% rely on word-of-mouth from friends and family with young children when it comes to feeding their babies. According to the same Mintel report, 76% of consumers believe that brands play a role in educating parents about nutrition. Our brand’s growing awareness, coupled with our full-funnel marketing strategies, has resulted in our brand consistently showing up as a leading name during this phase for parents.

This established trust and introduction to Once Upon a Farm creates early adoption and serves as a gateway for babies to our Kid offerings and establishes long-term brand loyalty among parents with our average consumer around 2-5 years old. As noted, we boast a strong brand NPS score, and have immensely favorable brand sentiment around product attributes such as “high quality,” “trust,” and “health/nutrition” among our purchasers according to a Numerator survey conducted January 15, 2025.60 By consistently delivering on our consumer expectations, we have established a devoted consumer base and created a community of loyal parents who are advocates for our brand. This is evident through their strong repeat purchasing rates of 46%61 among households with kids for the 52 weeks ended February 23, 2025. In addition to repeat purchasing, our customers are loyal to our brand, as demonstrated through their shopping across our product portfolio. Notably, approximately 40% of households buying our refrigerated products also purchase our products in other categories where available, according to management estimates. We are fortunate to have such amazing parents in our consumer base, and hope to continue enhancing and expanding that trust for years to come.

Deep & Symbiotic Retail Relationships

We partner with the most-trafficked retailers nationally who rely on us to deliver category leading innovation, excellent growth opportunities, and a brand that draws attractive consumers into the store. Retail customers value the incremental categories we offer, the strong velocities we bring, and the resulting growth and premium margins we deliver for them. Our shoppers spend approximately 1.5 times62 more annually on groceries compared to the average grocery shopper with 2-4 times larger shopper baskets for cross-shopping households compared to perimeter only, according to management estimates. We are also able to deepen our assortment across the store by driving higher dollar sales per store, or point of distribution (“$SPP”), which is beneficial to both us and our retail customers. Our $SPP is a metric that is accelerating as of recent, growing from 23% across the total U.S. MULO for the 52 weeks ended February 23, 2025, to 32% growth across the 12 weeks ended February 23, 2025. Our strategic retail customers on the leading edge of this strategy are seeing $SPP growth upwards of 50% to 100% over this same timeframe. In other words, each point of our ACV distribution for our leading U.S. retailers is worth 50% to 100% more today than it was just a year ago. In addition to driving foot traffic, according to management estimates, our consumers are digitally savvy with 35% of our retail sales being made online in 2024, which is 3 times more valuable to retailers than in-store according to 84.51° Stratum.

[60]	Numerator, Brand Health Tracker
[61]	2025 Numerator, Shopper Metrics.
[62]	Numerator, Shopper Comparison.

We are the #1 brand63 driving dollar growth for retailers in the categories we play in. In the Kid Yogurt section of the dairy category, our pouches contribute more retail dollar sales and unit growth compared to any other brand which results in our leading retail customers’ Kid Yogurt categories growing on average approximately 13.2%64 more than U.S. MULO. Due to our points of differentiation from the competition, we are 69% incremental to the Kid Yogurt category, according to management estimates, and 73% incremental to the Refrigerated Bar category65. We also achieved the distinction of being the #1 velocity Baby & Toddler Snack brand in the U.S.66, and when Dry Baby Snacks launched, according to management estimates, became 80% incremental to each of the Baby & Toddler Puffs, Melts, and Bars categories, with 50% of that from new to category households67. Additionally, our Soft-Baked Bars that launched in 2024 are now the fastest growing Natural / Organic Breakfast bar brand68.

Difficult to Replicate, Scaled, and Global Supply Chain Network

From “farm to kid,” we have built a best-in-class and capital efficient supply chain that enables us to produce complex and differentiated products with organic, high-quality ingredients at scale. We view our farmers as true partners and we source ingredients globally using a “follow the harvest” strategy to ensure each ingredient meets our standards for quality, freshness, and availability. We employ a comprehensive quality assurance program, which includes strict supplier qualifications, audits, and thorough regular testing of raw materials and finished products. We share the results of these tests with our consumers as we know how much they value transparency. To maintain freshness year-round, we utilize a combination of fresh and individually quick-frozen fruits and vegetables in our products. Additionally, we maintain requisite inventory based on demand forecasting, so that we can consistently meet our customer needs.

Our differentiated supply chain, along with our manufacturing and procurement expertise, enables us to produce products of the highest quality, with leading gross margin and Contribution Margin of 43.6% and 36.8%, respectively, in the year ended December 31, 2024, which we believe will be difficult for new or incumbent competitors to replicate.

Mission-Driven Leadership Team With A Proven Track-Record, Developing A Best-in-Class Culture

We believe we have one of the most talented C-suites in the industry for a business of our size. This is purposeful, as we are building Once Upon a Farm for the future. Our leadership team has 125 years of collective experience in CPG, and most have been working closely together at the company for over five years. The majority of our C-suite has prior experience in helping to scale disruptive, high growth brands that challenged category norms and reset industry standards.

Our Chief Executive Officer and Co-Founder, John Foraker, has over 30 years of experience in the natural and organic food industry having joined Annie’s as an investor in 1998, becoming its Chief Executive Officer when it was still a small company in 2003, growing it into an industry leader and spearheading its 2012 IPO, which was followed by its eventual sale to General Mills in 2014. John is one of our earliest investors, and in 2017, he joined us as our Chief Executive Officer to lead our endeavor to build an innovation-led children’s nutrition brand for babies and kids. Lawrence Waldman, our President and Chief Financial Officer, has over 27 years of experience in entrepreneurial CPG brands, including at Annie’s, where he was responsible for building the supply chain that fueled the successful expansion of that business and strong financial model. He joined Once Upon a Farm in November 2017 and has leveraged his know-how to build a strong and differentiated supply chain model with very favorable unit economics.

[63]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[64]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.
[65]	Numerator, New Item Source of Volume.
[66]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025, first nine months post-June 2024 launch.
[67]	Numerator, New Item Source of Volume.
[68]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025, first six months post-March 2024 launch.

Our leadership team’s belief in our mission and shared values underpinning our organization has fostered a winning culture that prioritizes high performance, excellence in execution, talent development, trust, and open communication. The brand we’ve built, the confidence we have in our future growth, and the powerful attraction of our core mission enables us to attract best-in-class candidates across CPG and retain top talent, creating a deep bench of talent at all management levels. We further prioritize training and otherwise nurturing that talent as critical to our long-term success. We are proud of our high employee engagement scores and high retention. Our culture is the glue that holds our organization together, and as a result has made us a highly sought-after place to work. Our team is motivated by a shared goal to sustainably nourish families for years to come. As just one example of this devotion, we proudly formed our A Million Meals program in partnership with the non-profit organization, Save the Children. Through this program, we have pledged to distribute 1,000,000 nutritious meals to children in food-insecure communities in the U.S. We are committed to giving kids a better start for a healthier, happier tomorrow.

Our Growth Strategies

Grow Brand Awareness To Drive Increased Household Penetration

We lead with our core values in all aspects of our business. We believe this mission-led approach resonates with our consumers and creates authentic connections, reinforcing our identity as a parent ally brand. Kids love the taste of our products and parents love the high-quality nutritional profile and convenience we bring, resulting in repeat customers, earned trust, and brand loyalty. Parents are excited to share our products with other parents, enabling us to grow our brand awareness through word-of-mouth as parents share our story. We believe we can achieve meaningful scale in the years ahead, similar to what leading brands have accomplished during periods of category leadership. For example, Nestle reported approximately $2 billion in annual sales for the Gerber brand at the time of its acquisition in 2007. While we are at an earlier stage, we believe the strength of our brand, innovative go-to-market model, and growing consumer demand position us well to capture long-term value in the category. As of the latest 52 weeks ended February 23, 2025, our household penetration per the 2025 Numerator, Shopper Metrics report was 3.8%, up 65% year-over-year from 2.3%, but still under-penetrated when compared to an average household penetration of our top 3 competitors, which include Gerber, GoGo SqueeZ, and Stonyfield Baby/Kid, of 13%. This leaves us with significant room to deepen household penetration into the mid-teens or beyond, as we continue to grow brand awareness. We also found that our buy rate grows as we increase household penetration, suggesting that there is significant whitespace to meet consumer needs. As of the latest 52 weeks ended February 23, 2025, our buy rate per the 2025 Numerator, Shopper Metrics report was $33.6069, up from $30.8070 in the prior year.

We intend to continue to expand and extend the age distribution of our end consumers upwards to establish a comprehensive baby through big kid portfolio. We will leverage our highly disruptive baby portfolio as a critical entry point and further establish ourselves as a trusted ally for parents during the crucial early stages of their baby’s development. This provides us significant runway to leverage our broader product portfolio to meet the evolving nutritional needs of babies and kids.

Our omnichannel approach meets consumers wherever they are, eliminating the need for them to shop elsewhere, which creates a formidable moat that we believe drives long-term retention and loyalty. Our DTC platform serves as an essential omnichannel connection point, enabling us to conveniently engage with parents and gain deep insights and analytics on evolving consumer preferences, allowing us to build direct and meaningful relationships with parents.

We intend to effectively engage and connect with consumers through our full-funnel, modern marketing initiatives. By creating authentic, peer-to-peer connections, we promote future sharing of our brand through word-of-mouth. This approach includes leveraging critical retail media networks, influencer programs, high-frequency national media campaigns, engaging social media, impactful sponsorships, and immersive in-store

[69]	Numerator, Shopper Metrics
[70]	Numerator, Shopper Metrics

activations. Through the goodwill we have created with consumers and the connections we have established with parents, we believe we can reduce friction throughout the customer journey and push consumers through the funnel more effectively. We are confident that once consumers are introduced to our brand and our products, we can efficiently drive conversion from trials to repeat purchases, further fostering long-term loyalty.

Deepen and Expand Our Reach With Retailers

We have cultivated and continue to maintain strong and mutually beneficial relationships with our retail customers, who we believe are critical to our long-term growth strategy. We are prioritizing expanding our presence in retail locations and optimizing our distribution across all applicable stores. Our goal is to increase our distribution with current retailers by deepening our existing product assortment through increased SKU counts. As of December 29, 2024, we had 52% of ACV distribution in nearly 20,000 stores, across six product categories, with an average of 20 SKUs in each of our doors for the U.S. MULO71, and leading retailers carrying upwards of 30-60 SKUs and growing. We believe there remains significant opportunity to continue driving retail sales growth through assortment expansion within existing categories as well as potential to extend across aisles and penetrate into new categories through our product innovations.

We also intend to grow sales while amplifying the excitement of our in-store presence and expanding our in-store footprint by continuing the capital-efficient execution of our national baby cooler deployment. As of December 31, 2024, we have strategically deployed over 2,000 coolers across the nation, reflecting a compound annual growth rate of 68% from 2022 to 2024. Coolers play a highly disruptive role in our brand journey, serving as a key entry point into the brand for new consumer households. We are rapidly scaling our cooler program to extend our brand presence and increase our product assortment and SKU count across retailers. Our coolers can be found replacing standard shelving in the baby aisle as an endcap or free standing, and they currently feature our widest selection of pouches and baby food meals with baby positioning and nutrition designed for what we believe parents walking down the baby aisle are looking for. We estimate that there is an opportunity to expand across North America into a footprint of more than 15,000 coolers in stores. We typically share the cost of our branded coolers with our retail customers. Our contribution averages between $3,000 and $8,000 per unit, depending on cooler size and retailer-specific arrangements, and is generally recorded as slotting fees which we recognize as a reduction in net sales. Our capital-efficient cooler program continues to demonstrate strong in-store sales performance at the point of purchase. For the 12 weeks ended December 29, 2024, average in-store retail sales per cooler were approximately $10,600. As we have accelerated our roll-out, we have also increased the productivity of our coolers and believe there are further productivity enhancement opportunities as we scale the program and optimize our cooler placement in stores, broaden our product assortment in each cooler, increase brand awareness, and bring additional innovation. We expect our continued cooler deployment into the baby aisle to drive growth to our dairy aisle assortment, as excitement about our brand and products crosses aisles. In addition, according to management estimates, our coolers contribute a 1.8 times lift to the basket size for the entire baby department. Due to the incrementality and uplift our coolers provide, retailers are eager to partner with us on this initiative. This enables us to grow our brand with balanced capital investments, while generating high return on investment and solidifying our position as the fresh baby category leader and a key long-term growth partner for retailers.

In addition to our primary retail growth strategy of increasing depth within existing accounts, we believe there is significant opportunity to increase e-commerce retail sales and expand into new retail customers and international markets.

Continue Innovation-Led Category Disruption

Our belief in the high demand for nutritious and delicious foods for babies through kids is reinforced by the success of our core portfolio and our track-record of carefully expanding and enhancing our offerings. For example, we have introduced more than 25 new products from new product lines since 2023. These new products are also quickly gaining market share as evidenced by the top three performance of our Dry Baby Snack SKUs

[71]	SPINS, U.S. MULO, for the 52-week period ended February 23, 2025.

within 6 months after launching, according to SPINS, U.S. MULO data. As another example, our Immunity Blends have seen impressive success in driving trials and repeat purchasing. When a new Once Upon a Farm household purchases Immunity Blends in their first year, they boast higher purchase frequency and a buy rate on our total brand, 69% higher than new-to-brand households purchasing our core pouches, driving strong customer loyalty.72 Our strategic approach to product innovation also contributes to complementary performance of our products across aisles. According to management estimates regarding consumer purchasing behavior of our products, approximately 40% of households buying our Refrigerated Kid products cross-shop our products across additional categories where available, ultimately resulting in larger baskets, benefiting both our brand and our retail customers.

Our goal is to continue meeting the evolving needs and preferences of our consumers. We are witnessing a growing demand for functional baby and kid nutritional offerings due to the prevalence and rise of health and wellness trends. Leveraging the direct connections with parents built through our DTC website and our extensive consumer analytics, we believe we have the platform to enhance and expand our existing portfolio to fulfill these unmet needs and preferences. This includes building out our functional portfolio across formats, temperature states, and key elements such as protein, brain health support, and gut health support, which not only provide parents the functionality they are looking for but also satisfy the cravings of babies and kids.

Innovation is at the core of our Company, and we constantly strive to create new products that align with our core values and mission of providing tasty, fresh, and organic food to families without compromise. By leveraging our established reputation and trust with families, led by our disruptive baby portfolio, we can strategically deliver innovative products to older kids. This will expand our brand and extend the lifetime value of our core consumers. We believe there are several high-potential adjacent categories where we can leverage our tested brand standards for ingredients, nutrition, and taste, to provide consumers with new and improved choices across the kid’s lunchboxes. We have also developed a robust pipeline to serve key needs that we believe will make Once Upon a Farm a one-stop-shop for all things baby. We are confident that through innovation in new products, product line extensions, and packaging types, we will continue to drive meaningful growth for our Company.

Drive Sustained, Profitable Growth

We have made significant investments into building out our infrastructure to support long-term growth and to enhance the profitability of our core operating model as we grow. Margins have expanded consistently over recent years, with gross margins in 2024 up 2.5% points versus 2023, and 4.3% points versus 2022. Our investments include assembling best-in-class talent from high-growth, CPG, and public company backgrounds, implementing strategic sales management principles, building scalable information and technology systems, and establishing a “follow the harvest” global procurement network. These investments are designed to drive execution of our growth strategy and significant operating leverage to our model as we continue to grow.

Additionally, we have developed a scalable production platform with partners who understand and believe in our brand, share our commitment to quality, and have invested alongside us to support our growth. These investments in expanded capacity and operational efficiency have been integral to our margin expansion efforts, and we believe they will continue to be so in the future. With our extensive experience and expertise in manufacturing and procurement, developed in collaboration with our trusted partners, we believe we are well-positioned to consistently deliver the highest quality, premium products to our consumers while also ensuring profitability and sustainability for Once Upon a Farm.

As we extend our presence with existing retail customers, we believe there is also opportunity to further increase our operating margins. The strength of our brand and ability to efficiently deliver industry-disrupting products to our consumers have consistently resulted in attractive and expanding gross margins.

We expect our highly disciplined financial model and leading gross margin profile to be significant drivers of value going forward.

[72]	Numerator, Custom.

Our Product Quality and Safety

We go to great lengths to ensure product quality, consistency, and safety from ingredient sourcing to finished product by enforcing strict supplier qualifications, audits, and thorough, regular testing of all raw materials and finished products. Through routine third-party testing and our conscious partnership with the Clean Label Project, we work to ensure our products meet rigorous standards and limitations for heavy metals, pesticides, and plasticizers. Additionally, a majority of our materials come from partnerships with trusted farmers that we source, who prioritize high-quality organic ingredients. We also work closely with our high-quality co-manufacturers and maintain strong oversight of the production of our products. We collaborate with highly skilled food safety and quality assurance personnel consisting of quality assurance supervisors, specialists, analysts, and quality technicians with significant experience in food production, including specialized processes like high, cold pressure processing. In addition, in late 2024, to prevent against any future potential product contaminations, we increased the frequency and breadth of our finished product testing, began utilizing high-pressure processing for certain of our frozen product lines as an additional precautionary measure, and implemented a more robust monitoring program to identify potential problems prior to our products reaching the shelf.

Our co-manufacturers’ production processes are built to meet validated, science-based food safety and quality standards, aligned with regulatory requirements and industry best practices. Each facility maintains detailed quality plans that outline procedures for monitoring critical control points, calibrating equipment, recording production and sanitation data, and executing corrective and preventive actions as needed. We implement a positive release protocol whereby no finished product can be released for shipment until all required documentation, control point records, and, if required, laboratory test results have been reviewed and approved by appropriate quality assurance personnel. Prior to the start of production, quality assurance personnel perform pre-operational swabbing to verify that surfaces are free from potential environmental or allergen contaminants. We believe that these rigorous quality systems and preventive controls help ensure product integrity and support regulatory compliance.

Customers & Distributors

We market and sell our products throughout North America, generating the vast majority of our sales in the United States. We currently sell our products to end customers through retail channels, which include more than 20,000 traditional brick-and-mortar retail stores, e-commerce platforms, and delivery platforms, as well as directly to consumers through our DTC platform. Our retail customers include grocery stores, large national retailers and clubs, and natural and specialty food stores, and the e-commerce platforms that they operate. We believe there are attractive growth prospects for us across all of these channels as we continue increasing distribution and household penetration.

Grocery: Our customers in this channel include large national retailers such as Kroger, Publix, Wegmans, Wakefern, and Albertsons/Safeway.

Mass: Our customers in this channel include large national retailers such as Walmart and Target.

Club: Our customers in this channel include national retailers such as Costco, Sam’s Club, and BJ’s.

Natural/Specialty: Our customers in this channel include large national retailers such as Whole Foods Market and Sprouts Farmers Market, as well as regional natural chains and independent natural foods cooperatives.

E-commerce: Our customers in this channel purchase our products online through our own DTC platform or through third-party e-commerce and delivery platforms such as Instacart, Amazon, and Thrive Market.

We sell our products directly to retailers and through distributors. We use both an internal national sales force with national and regional account management as well as brokers to support our sales effort. A relatively limited number of customers account for a large percentage of our revenue. Three customers who purchase directly from us accounted for approximately 43% of our 2024 net sales. See “Risk Factors—Risks Relating to Our Business and Industry—The loss of a significant customer, certain actions or requirements by a significant customer, or financial difficulties of a significant customer could adversely affect our results of operations.”

Raw Materials

We maintain a USDA Certified Organic Standard across our portfolio and aspire toward the highest standards in social responsibility for the materials we source. Raw materials used in our business consist of ingredients and packaging materials that we source primarily from suppliers in the United States, South/Central America, and Mexico. We have rigorous standards for food quality and safety to ensure responsible sourcing of our raw materials and packaging in accordance with these standards. According to management estimates, 73.1% of our domestic ingredients are sourced from farms certified by the Equitable Food Initiative, which collaborates with produce growers to enhance transparency in the food chain, improve quality, and promote healthier workplaces by recognizing and honoring that the skills and contributions of farmworkers create healthier work environments and produce safer food. Our ingredients are generally available in adequate quantities from multiple suppliers.

Marketing & Advertising

Our marketing strategy is designed to solidify our brand’s positioning as a leading source of childhood nutrition with a deep connection to our consumers built on trust, quality, transparency, and authenticity. We use a multi-faceted, consumer-driven approach that spans social media, traditional marketing, and national media campaigns that are focused on driving consumer awareness and mental availability. We aim to not only increase brand awareness and household penetration but also to educate parents about our product offerings and the benefits of organic foods and snacks for children.

We engage and connect with consumers through our full-funnel, modern marketing initiatives. By creating authentic, peer-to-peer connections, we promote future sharing of our brand through word-of-mouth. This approach includes leveraging critical retail media networks, celebrity backing, influencer and ambassador programs, high-frequency national media campaigns, engaging social media, impactful partnerships, and sponsorships and immersive in-store activations. We are confident that once consumers are introduced to our brand and our products, we can efficiently drive consideration and conversion from trials to repeat purchases, further fostering long-term loyalty.

Peer-to-peer marketing has become increasingly significant in how parents are introduced to our brand. The primary way consumers find out about our brand is by word-of-mouth advocacy, and that has increased to 34%, up from 23% in 202073. Collectively across social media, Once Upon a Farm has an aggregate of approximately 700,000 followers and has consistent engagement with approximately 70 million impressions in 2024.

Our in-store coolers also serve as local points of advertisement in retail stores through a “billboard effect” of branding on shelf. We currently have over 2,000 coolers in market, and we estimate that there is an opportunity to expand across North America into a footprint of more than 15,000 coolers in stores. The majority of our coolers are exclusive to our product.

Competition

We operate in a highly competitive environment. Our products compete with large conventional packaged foods companies as well as natural and organic packaged foods companies. Large conventional packaged foods competitors include Nestle S.A., Danone, General Mills, Inc., Mondelez International, Inc. and Lactalis. Natural and organic packaged foods competitors include The Hain Celestial Group, Inc., The Hero Group, Sun-Maid Growers of California, Serenity Kids, Cerebelly, Clio, Mid-day Squares, Mooski, YUMI, and Little Bellies.

[73]	GutCheck.

Some of our competitors enjoy significantly greater resources. Given the North American retail landscape is dominated by large retailers, with limited shelf space and a significant number of competing products, competitors actively support their brands through marketing, advertising, promotional spending, and discounting.

Competitive factors in the packaged foods industry include product quality and taste, brand awareness and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion, and nutritional claims. We believe that we currently compete effectively with respect to each of these factors.

Human Capital Resources

Attracting and retaining talent at all levels is vital to continuing our success. We promote the work-life balance of our employees, as we invest in our employees through high-quality benefits and various health and wellness initiatives. As of December 31, 2024, we had 112 employees, substantially all of whom work remotely on a permanent basis. We continue to believe this commitment to, and cultivation of, a remote workforce has enabled us to attract top talent across the country, and it has had a positive impact on employee retention and engagement. To further incentivize and engage our workforce, we provide our employees with competitive compensation. All of our full-time employees are eligible for health insurance, life insurance, paid parental leave, volunteer leave, 401(k) matching, incentive equity compensation, and technology and wellness stipends. None of our employees are represented by a labor union or by any collective bargaining arrangements with respect to his or her employment with us.

Our leadership team’s belief in our mission and shared values underpinning our organization has fostered a winning culture that prioritizes high-performance, excellence in execution, talent development, trust, and open communication. We believe that the combination of the brand we’ve built, the confidence we have in our future growth, and the powerful attraction of our core mission has enabled us to attract best-in-class candidates across CPG and retain top talent, creating a deep bench of talent at all management levels. We further prioritize training and otherwise nurturing that talent as critical to our long-term success. We are proud of our high employee engagement scores and best-in-class retention statistics. Our culture is the glue that holds our organization together, and as a result, has made us a highly sought-after place to work. Our team is motivated by a shared goal: to sustainably nourish families for years to come. As just one example of this devotion, we proudly formed our A Million Meals program in partnership with the non-profit organization, Save the Children. Through this program, we have pledged to distribute 1,000,000 nutritious meals to children in food-insecure communities in the U.S.

Seasonality

Historically, we have experienced greater revenue growth in the first and third fiscal quarters than in the second and fourth quarters, driven by dairy section category resets in the first quarter and customer merchandising and promotional activities around the spring season and back-to-school period in the third quarter. As a result, inventory levels and working capital requirements typically increase in the second and fourth quarters to support the anticipated higher sales in the following quarters. We expect this seasonal impact on revenue and working capital to continue. Accordingly, our results of operations for any particular quarter are not indicative of the results we expect for the full year.

Trademarks and Other Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business to date. In particular, we believe that our trademarks and service marks are important to our marketing efforts to develop brand recognition, differentiate our products from those of our competitors, and reinforce consumers’ favorable perception of our products. We own a number of trademarks and service marks that have been registered, or for which applications are pending, with the United States Patent and Trademark

Office, including, among others, Once Upon a Farm, A Better Story Starts Here, Tractor Wheels, Where Good Eaters Grow, and Farm-Fresh Taste Grows Here. Certain of our marks are also registered in foreign jurisdictions, including, among others, Canada, Mexico, the United Kingdom, and the European Union. We also own the Internet domain namesuponafarm.com andonceuponafarmorganics.com, among others.

We are continually enhancing our proprietary formulas and refining processes across our products and manufacturing operations. Our competitive position relies on unpatented proprietary innovations, technical expertise, specialized know-how, recipes, formulations, and other trade secrets. These assets enable us to develop new products, improve operational efficiencies, and differentiate ourselves in the marketplace.

Legal Proceedings

We are not currently a party to, nor is our property currently subject to, any material legal proceedings other than ordinary routine litigation incidental to the business, and we are not aware of any such proceedings contemplated by governmental authorities.

Government Regulation

Along with our co-packers, co-manufacturers, distributors, and suppliers, we are subject to extensive laws and regulations in the United States by federal, state, and local government authorities, including registration and licensing requirements for our facilities, enforcement of standards for our products and facilities by state and local health agencies, regulation of our trade practices in connection with selling our products, and all other matters that impact food safety regulation. In the United States, the federal agencies governing the manufacture, distribution and advertising of our products include, among others, the FDA, the USDA, the FTC, the Consumer Product Safety Commission, the Occupational Safety and Health Administration and the Environmental Protection Agency. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our marketing and advertising to consumers.

Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States. Among other things, the facilities in which our products are manufactured or processed must register with the FDA and/or the USDA, comply with current good manufacturing practices and comply with a range of food safety and labeling requirements established by the Federal Food, Drug, and Cosmetic Act of 1938, as amended by the Food Safety Modernization Act of 2011 (“FSMA”), the Organic Foods Production Act of 1990, and the Agricultural Marketing Act of 1946, among other laws implemented by the FDA, the USDA, and other regulators. The FDA and the USDA have the authority to inspect these facilities depending on the type of product involved. Relatedly, we are subject to governmental scrutiny of and public awareness regarding food safety and the sale, packaging, and marketing of natural and organic products. For example, “Proposition 65, the Safe Drinking Water and Toxic Enforcement Act of 1986,” in California exposes all food companies to the possibility of having to provide warnings on their products in that state. As a baby food company, we are also subject to Assembly Bill 899 in California, which requires manufacturers of baby food to (i) test and disclose the levels of four toxic elements (arsenic, cadmium, lead, and mercury) that may be present in baby food and (ii) meet particular labeling requirements.

Additionally, we are subject to requirements under FSMA’s foreign supplier verification program and import tariffs, bond and other requirements by U.S. Customs and Border Protection for supply for certain of our ingredients, which we may import from South and Central America and Mexico, among other regions outside of the United States. The FDA and the USDA also require that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and non-misleading. Similarly, the FTC requires that our marketing and advertising be truthful, non-misleading, and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, organic claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements. Internationally, we are subject to the laws and regulatory authorities of the foreign jurisdictions in which we manufacture and sell our products, including the Canadian Food Inspection Agency.

We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations. Our operations, and those of our co-manufacturers, co-packers, distributors, and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Public Benefit Corporation Status

As a demonstration of our long-term commitment to our mission to offer delicious and nutritious snacks and meals for children of all ages, we elected in March 2021 to be treated as a public benefit corporation under Delaware law.

Under Delaware law, a public benefit corporation is required to identify in its certificate of incorporation the public benefit or benefits it will promote and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to deliver a report to stockholders at least biennially, detailing their success in meeting their benefit objectives.

As provided in our certificate of incorporation, the public benefits that we promote, and pursuant to which we manage our Company, are: (i) driving improvements in childhood nutrition for a healthier and happier planet; (ii) committing to a portfolio of products and an innovation pipeline that leads in how it approaches access, nutrient excellence, and changing the fresh snacking marketplace; (iii) working across our industry on recyclability initiatives and investing in renewable energy sources while continuing to implement improved sustainability measures across its organization; and (iv) supporting and championing farmers, organic foods, sustainable agriculture, and community engagement. See “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation Status” for additional information.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our executive officers and directors as of the date of this prospectus:

Name	Title
Executive Officers
John Foraker	Chief Executive Officer, Co-Founder and Chair
Lawrence Waldman	President and Chief Financial Officer

Other Key Team Members and Directors
Cassandra Curtis	Director, Co-Founder & Chief Innovation Officer
Jennifer Garner	Director, Co-Founder & Farmer Jen

Non-Employee Directors
Megan Bent	Director
Jared Jacobs	Director
Lawrence Peiros	Director
Chuck Templeton	Director
Brett Thomas	Director

Executive Officers

John Foraker (age 62) has served on our board of directors and as our Chief Executive Officer since becoming a Co-Founder of the Company in September 2017. Prior to that, from 2003 to 2014, Mr. Foraker served as Chief Executive Officer and a director of Annie’s, Inc., a leading natural & organic food brand, playing a pivotal role in taking the company public in 2012 just prior to the company’s buyout by General Mills, Inc. (NYSE: GIS), a leading global manufacturer and marketer of branded consumer foods, in October 2014. From 2014 to September 2017, Mr. Foraker served as President of the Annie’s Operating Unit at General Mills and was a member of the General Mills North American leadership team. Mr. Foraker was awarded EY Entrepreneur of the Year 2015 in Northern California, recognizing his entrepreneurial excellence in the retail and consumer products category. Prior to his tenure at Annie’s, Mr. Foraker served as Vice President at Bank of America, overseeing commercial banking client relationship management in the bank’s premium wine business portfolio. Mr. Foraker has a BS in Agricultural Economics from UC Davis and an MBA from UC Berkeley. We believe that Mr. Foraker is qualified to serve as a director given his experience as a leading authority in the organic and natural foods industry and his daily insight into the daily affairs of the Company as our Chief Executive Officer.

Lawrence Waldman (age 65) is President and Chief Financial Officer at the Company, where he has been a key driver behind the Company’s rapid growth since joining the Company in 2017. Mr. Waldman also served as Chief Operating Officer until 2025, when the position was merged into the role of President. In these capacities, Mr. Waldman has overseen finance, operations, and supply chain through a period of significant expansion and innovation. Mr. Waldman has more than three decades of leadership experience in the natural and organic consumer packaged goods space, holding executive roles at brands including Annie’s, Inc., Juicero, Kinder’s, ALOHA, and Columbus Foods. As Senior Vice President of Supply Chain and Finance, he played a pivotal role in successfully taking Annie’s public and has a proven track record of scaling mission-driven businesses. Prior to joining the Company, Mr. Waldman was an Operating Partner at Ignite Farm, a venture platform supporting emerging food and digital brands. He also served on the board of directors at Philadelphia Macaroni Company from 2022 to 2024. Mr. Waldman holds both a BS in Accounting and an MBA from the University of Kentucky.

Other Key Team Members and Directors

Cassandra Curtis (age 43) co-founded the Company in 2015 and has served as our Chief Innovation Officer and on our board of directors since 2017. As a certified Integrative Nutrition Coach, Ms. Curtis has an extensive background in the health and wellness spheres, and her first venture into baby food was as the Founder, Chief Executive Officer, and President of Mother’s Garden, Inc., a high-pressure processing baby food company. Prior to that, Ms. Curtis led other startups in the San Diego, California area, primarily focusing on product development and operations in the health and wellness and consumer packaged goods categories. Ms. Curtis has a BS in Psychology from Alliant International University and an MS in Marriage and Family Therapy/Counseling from Alliant International University. We believe that Ms. Curtis is qualified to serve as a director given her knowledge and significant experience in product development and children nutrition.

Jennifer Garner (age 53) has served as Co-Founder & Farmer Jen and on our board of directors since September 2017. Ms. Garner is a globally recognized and influential business leader, entrepreneur, philanthropist, and award-winning actress. Ms. Garner serves as a Trustee for Save the Children, a global non-profit that offers programs to address children’s unique needs, giving them a healthy start in life, the opportunity to learn and protection from harm. We believe that Ms. Garner is qualified to serve as a director given her knowledge and insights in co-founding our Company in addition to her strong brand advocacy and efforts to further our mission.

Non-Employee Directors

Megan Bent (age 40) has served on our board of directors since January 2017. Since June 2016, Ms. Bent has been the Founder and Managing Partner of Harbinger Ventures, a growth-equity investment firm. In this role, she is responsible for leading investments in primarily “better-for-you,” high-growth consumer packaged goods brands and runs the operations of the firm and related funds. Prior to founding Harbinger, Ms. Bent served as Managing Director of Revelry Brands, a family office investment fund in Boulder, Colorado focused on making minority and majority investments in high-growth consumer brands, from August 2009 to June 2018. Prior to that, Ms. Bent began her career in private equity and consumer brands at the Parthenon Group (now EY-Parthenon) from September 2007 to August 2009. Ms. Bent currently serves on the board of directors of Miss Jones Baking Co, Cora, vitruvi, Kinship, Formula Fig, and House Autry. She is an Observer on the board of 4th & Heart. Ms. Bent has a BA in Psychology and a BA in Spanish from Georgetown University where she graduated Magna Cum Laude. We believe that Ms. Bent is qualified to serve as a director given her extensive experience in identifying and scaling high-growth, early-stage companies in the consumer sector.

Jared Jacobs (age 35) has served as a member of our Board of Directors since February 2018. Mr. Jacobs is a Partner at CAVU Consumer Partners, a consumer-focused investment firm with a focus on “better-for-you” branded consumer products across Food & Beverage, Beauty & Personal Care, Pet, and Wellness. Prior to joining CAVU in February 2017, Mr. Jacobs was a member of the private equity team at AEA Investors, where he specialized in investments in the Consumer and Retail sectors. He began his career as an investment banker in the Mergers and Acquisitions group at Morgan Stanley. Mr. Jacobs currently serves on the board of directors of Beekeeper’s Naturals, Native Pet, Gymkhana Fine Foods, and Recess. Mr. Jacobs holds a BBA with high distinction from the Stephen M. Ross School of Business at the University of Michigan. We believe Mr. Jacobs is qualified to serve as a director given his extensive experience investing in, scaling, and advising high-growth consumer businesses.

Chuck Templeton (age 57) has served on our board of directors since December 2017. Since June 2015, Mr. Templeton has been the Managing Partner of S2G Investments, a multi-stage investment firm focused on food and agriculture, oceans, and energy. Until August 2023, Mr. Templeton was the Chairman of Impact Engine, Inc., a venture accelerator for entrepreneurs seeking to address environmental issues or societal challenges, and where he also served as Executive Director from January 2012 until April 2014. Mr. Templeton was the founder of OpenTable.com, where he previously served as CEO. From November 2007 to June 2013, Mr. Templeton served as Chairman of the Board of GrubHub, Inc. Mr. Templeton currently serves on the board of directors of Flashfood, Ripple Foods, Atomo Coffee, Shiru, AllMade, and Menuism. Mr. Templeton has a BS in Environmental Economics from California Polytechnic State University and an MBA from the Kellogg School of Management at Northwestern University. We believe that Mr. Templeton is qualified to serve as a director given his experience as a public company executive and director and his extensive experience in the foodservice industry.

Brett Thomas (age 45) has served on our board of directors since February 2018. Mr. Thomas co-founded CAVU Consumer Partners in 2015, a consumer-focused investment firm with a focus on “better-for-you” branded consumer products across Food & Beverage, Beauty & Personal Care, Pet, and Wellness, and has since served as its Co-Founder and Managing Partner. Before entering into the consumer investing space, Mr. Thomas worked at Scout Capital Management, a long-short hedge fund, from 2004 to 2009. Mr. Thomas is currently a Board Observer for The Farmer’s Dog and serves on the board of directors of OSEA, WhistlePig, and Made by Nacho. Mr. Thomas has also served on the board of directors for One Brands, Nulo, Kettle & Fire, Vital Proteins, Native Pet, Hippeas, and was a Board Observer for Health-Ade. Mr. Thomas has a BS in Finance from Boston College. We believe that Mr. Thomas is qualified to serve as a director given his industry experience in the “better-for-you” category and overall knowledge of our business.

Lawrence Peiros (age 69) has served on our board of directors since 2018. From 1981 until 2013, Mr. Peiros was employed by The Clorox Company (NYSE: CLX), a global consumer packaged goods company. He served as Executive Vice President and Chief Operating Officer of Clorox from 2007 until his retirement in 2013. Previously, he served as Group Vice President of Clorox, a position he held from 1999 to 2007. Mr. Peiros also served as a director of Annie’s, Inc., a publicly traded natural food company from 2013 until it was acquired by General Mills in 2014. He also served as a director of Ross Stores, Inc. (NASDAQ: ROST), a clothing retailer, from 2013 to 2019. He has been a director of the PotlatchDeltic Corporation (NASDAQ: PCH), a publicly traded timberland real estate investment trust, since 2003 and currently serves as the Lead Director. Mr. Peiros has a BA in English from Dartmouth College and an MBA from the Stanford Graduate School of Business. We believe that Mr. Peiros is qualified to serve on our board given his experience as a public company executive and board member as well as his knowledge of the consumer products industry.

Board Composition and Risk Management Practices

Board Composition

After the completion of this offering, our board of directors will be comprised of    directors, subject to the terms of our certificate of incorporation and bylaws. Specifically, our certificate of incorporation will provide that the authorized number of directors may not be changed without resolution of our board of directors or without the prior written approval of CAVU and S2G, for so long as CAVU and S2G hold director nomination rights. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the director nomination rights.

Our certificate of incorporation will also provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be    and     and will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will be    and    and will serve until the second annual meeting of stockholders following the completion of this offering, and our Class III directors will be    and    and will serve until the third annual meeting of stockholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

There are no family relationships between or among any of our executive officers or directors.

Board Leadership

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chair of the Board. It is our board of directors’ view that rather than having a rigid policy, our board of directors should determine, as and when appropriate upon consideration of all relevant factors and circumstances, whether the two offices should be separate.

Currently, our leadership structure combines the offices of Chief Executive Officer and Chair of the Board. We believe this is appropriate as our current Chief Executive Officer possesses in-depth knowledge of the Company, its operations, and the challenges and opportunities of a consumer-packaged goods company. This knowledge was gained through many years of successful experience in senior positions. The board of directors believes that these experiences and other insights put the Chief Executive Officer in the best position to provide broad leadership for the board of directors as it considers strategy and exercises its fiduciary responsibilities to stockholders.

Board’s Role in Risk Management

Management is responsible for the day-to-day management of the risks facing our Company, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our board of directors regularly reviews information regarding our credit, liquidity, and operations, as well as the risks associated therewith. Effective upon the consummation of this offering, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Effective upon consummation of this offering, our audit committee will oversee management of financial risks and cybersecurity risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities.

Director Independence

Pursuant to the corporate governance standards of    , a director employed by us cannot be deemed an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The fact that a director may own our capital stock is not, by itself, considered a material relationship. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has affirmatively determined that each of      are independent in accordance with the    rules.

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Upon the completion of this offering, the audit committee will consist of    directors:

     (chair of the committee),     , and     . Our board of directors has determined that     each satisfy the independence requirements for audit committee members under the listing standards of     and Rule 10A-3 of the Exchange Act.     has been determined to be an audit committee “financial expert” as defined under SEC rules. All members of the audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

The purpose of the audit committee is to assist our board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditors’ qualifications and independence, and (4) the performance of the independent auditors and our internal audit function. The audit committee also prepares the audit committee report as required by the SEC for inclusion in our annual proxy statement.

Our board of directors has adopted a written charter for the audit committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of     . This charter will be posted on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, the compensation committee will consist of     directors:

     (chair of the committee),     , and     .

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans, and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of      . This charter will be posted on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of     directors:

  ,     , and     .

The purpose of the nominating and corporate governance committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by our board of directors, subject to our certificate of incorporation and bylaws, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that our board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on our board of directors or any board of directors committee and recommending that our board of directors appoint the identified member or members to our board of directors or the applicable committee, subject to our certificate of incorporation and bylaws, (4) reviewing and recommending to our board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of our board of directors and management, (6) oversee our strategy on corporate social responsibility and sustainability, and (7) handling such other matters that are specifically delegated to the committee by our board of directors from time to time.

Our board of directors has adopted a written charter for the nominating and corporate governance committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of     . This charter will be posted on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our Company.

Code of Ethics

Prior to the consummation of this offering, we will adopt a Code of Ethics for Senior Officers applicable to our Chief Executive Officer and senior financial officers. In addition, prior to the consummation of this offering, we will adopt a Code of Conduct and Ethics for all officers, directors, and employees. Our Code of Ethics for Senior Officers and Code of Conduct and Ethics will be posted on our website at www.onceuponafarmorganics.com on the Corporate Governance page of the Investor Relations section of the website. The information contained on our website is not part of this prospectus. We intend to disclose future amendments to certain provisions of our Code of Ethics for Senior Officers, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer, or other persons performing similar functions on our website.

EXECUTIVE COMPENSATION

As an “emerging growth company,” we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for 2024. Further, our reporting obligations extend only to our “Named Executive Officers,” who are the individuals who served as principal executive officer and up to two of our next most highly compensated executive officers as of the year ended December 31, 2024. We only had one executive officer other than our principal executive officer in 2024; accordingly, our “Named Executive Officers” are:

Name	Principal Position
John Foraker	Co-Founder and Chief Executive Officer
Lawrence Waldman	President and Chief Financial Officer

2024 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our Named Executive Officers in 2024.

Name and Principal Position	Year	Salary ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
John Foraker
Co-Founder and Chief Executive Officer(1)	2024	375,557	172,797	—	548,354
Lawrence Waldman
President and Chief Financial Officer	2024	359,461	165,391	12,253	537,105

(1)	Mr. Foraker also served as a member of our board of directors in 2024; however, he did not receive any compensation for his service as a director.
(2)	Amounts in this column reflect the base salary earned by each Named Executive Officer in 2024.
(3)	Amounts in this column reflect the annual performance-based cash bonuses earned by each Named Executive Officer in 2024 and paid in 2025.
(4)	Amount in this column reflects 401(k) matching contributions with respect to Mr. Waldman.

Narrative Disclosure to Summary Compensation Table

Agreements with Named Executive Officers

On August 14, 2017, we entered into an employment letter agreement with John Foraker to serve as our Chief Executive Officer. The employment letter agreement does not have a fixed term and provides for an initial annual base salary of $225,000, as well as eligibility for Mr. Foraker to earn an annual discretionary cash bonus with a target bonus opportunity equal to 50% of base salary.

If we terminate Mr. Foraker’s employment without cause, subject to his timely executing and not revoking a release of claims in our favor and his continued compliance with the restrictive covenants discussed below, Mr. Foraker is entitled to receive continued base salary for six months.

Our Non-Disclosure of Confidential Information, Invention Assignment, Non-Solicitation, and Non-Compete Agreement with Mr. Foraker provides for the following restrictive covenants: (i) non-competition, and non-solicitation of customers or clients, in each case, during employment and for a period when Mr. Foraker is receiving compensation from us (including the severance payments described above), (ii) non-recruiting of employees, customers, clients, or management during employment and for two years following termination, (iii) perpetual non-disclosure of confidential information, and (iv) assignment of intellectual property. Mr. Foraker’s employment letter agreement also provides for a perpetual non-disparagement covenant.

Our Non-Disclosure and Intellectual Property Rights Agreement with Mr. Waldman provides for the following restrictive covenants: (i) perpetual non-disclosure of confidential information, (ii) assignment of inventions, and (iii) non-competition, and non-solicitation of customers or clients, in each case, during employment and for one year following termination.

Annual Bonus

In 2024, each of Messrs. Foraker and Waldman was eligible to receive an annual bonus. For 2024, the target bonus amount, expressed as a percentage of base salary, for each of Messrs. Foraker and Waldman was 50%. Annual bonuses for 2024 for our Named Executive Officers were based on the attainment of certain performance goals as determined by our Board. The performance goals for 2024 related to, among other metrics, our level of achievement of adjusted net sales and EBITDA goals in 2024 and our bonuses were subject to a bonus modifier based on the implied growth of net sales and EBITDA compared to 2023.

Equity Incentive Compensation

From time to time, we have granted equity awards in the form of stock options to our Named Executive Officers, which are subject to vesting based on the holder’s continued service with us. Our stock options generally allow employees to purchase shares of our common stock at an exercise price equal to the fair market value of a share on the date of grant, as determined by our Board. Our stock options typically vest over a period ranging from two to four years, subject to the holder’s continued service with us.

Each of our Named Executive Officers currently holds outstanding stock options to purchase shares of our common stock that were granted under our 2021 Plan, as set forth in the in the section entitled “—Outstanding Equity Awards at Fiscal 2024 Year-End” below. The options we grant to employees are intended to qualify as “incentive stock options” to the extent permitted under the Code.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2024.

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
John Foraker	05/12/2021		45	—	27.05	03/15/2026
	05/12/2021		2,830	—	27.05	03/15/2031
	05/12/2021		2,830	—	27.05	03/15/2031
	05/12/2021		23,906	—	27.05	03/15/2031
	05/12/2021	(1)	2,239	261	27.05	05/12/2026
	05/23/2023	(2)	11,444	17,468	77.05	05/22/2033
Lawrence Waldman	05/12/2021		588	—	27.05	03/15/2031
	05/12/2021		519	—	27.05	03/15/2031
	05/12/2021		6,149	—	27.05	03/15/2031
	05/12/2021		3,193	—	27.05	03/15/2031
	05/12/2021	(3)	4,479	521	27.05	05/12/2031
	05/19/2022	(3)	2,906	1,594	71.92	05/18/2032
	05/23/2023	(3)	2,770	4,230	77.05	05/22/2033

(1)

The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. Foraker’s continued service with us.

(2)	The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Foraker’s continued service with us.
(3)

The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. Waldman’s continued service with us.

Additional Narrative Disclosure

Employee and Retirement Benefits

We currently provide broad-based health and welfare benefits, including health, life, vision, and dental insurance to our full-time employees, including our Named Executive Officers. In addition, we currently make available a 401(k) retirement plan that allows employees (including our Named Executive Officers) to elect to defer a portion of their compensation on a pre-tax basis to the plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We match 100% of elective deferrals up to a maximum per participant per calendar year equal to 4% of the participant’s eligible compensation. Matching contributions to our 401(k) plan are not subject to vesting requirements. All contributions under our 401(k) plan are subject to certain annual dollar limitations in accordance with applicable laws, which are periodically adjusted for changes in the cost of living. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our Named Executive Officers.

Potential Payments Upon Termination or Change in Control

Other than the severance benefits described above in the section entitled “Narrative Disclosure to Summary Compensation Table—Agreements with Named Executive Officers,” our Named Executive Officers are not entitled to any additional payments or benefits upon a termination of employment or change in control.

Director Compensation

We did not pay any of directors for service on our Board in 2024 and other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of our Board in 2024 for providing services as non-employee directors.

Name (1)	All Other Compensation ($)	Total ($)
Jennifer Garner	$3,200,186(2)	$3,200,186
Cassandra Curtis	$303,989(3)	$303,989

(1)

As of December 31, 2024, Mses. Bent, Curtis and Eschmeyer (a member of our Board during 2024) held 2,677, 7,367, and 3,143 stock options, respectively, and Mr. Peiros held 371 stock options. These options were granted prior to 2024 as compensation for their Board service. See section entitled “Principal Stockholders” below for details on the number of shares of common stock held by each of our directors prior to this offering.

(2)

Amounts in this column reflect the grant date fair value of stock option awards granted to Ms. Garner on December 26, 2024 unrelated to her Board service. This amount has been calculated in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 718. As of December 31, 2024, Ms. Garner holds 59,986 stock options.

(3)

Ms. Curtis is an employee (but not an executive officer). She did not receive any compensation for her service as a director and the amounts provided in this table represent the compensation earned in 2024 solely in her capacity as an employee of the Company. Amounts in this column reflect an annual base salary of $229,933 and an annual performance-based cash bonus earned in 2024 and paid in 2025 of $74,056.

Narrative Disclosure to Director Compensation Table

New Director Compensation Program

In connection with this offering, we intend to implement a director compensation policy for our non-employee directors, but the specific terms of the policy have not yet been determined. We anticipate that each of our non-employee directors will receive an annual director fee, fees for attending meetings of our Board as well as committee meetings and equity awards in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with serving on our Board.

Actions Taken in Connection with this Offering

Omnibus Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt the Omnibus Plan for eligible employees, consultants, and directors prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in the Omnibus Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the Omnibus Plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Other than compensation arrangements for our directors and Named Executive Officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Equity Financings

Series D Preferred Stock Financing

On February 28, 2022 and March 21, 2022, we sold an aggregate of 189,813 and 43,948 shares of our Series D Preferred Stock (the “Series D Preferred Stock Financing”), respectively, at a purchase price of $183.03 per share for an aggregate purchase price of $42.8 million. The following table summarizes purchases of our Series D Preferred Stock Financing by related persons:

Related Person	Shares of Series D Preferred Stock	Total Purchase Price
Cambridge SPG IRA Fund LP	9,942	$1,819,684.26
CAVU Venture Partners II LP	43,708	$7,999,875.24
CAVU Venture Partners III LP	121,616	$22,259,376.48
Jennifer Garner Trust	2,730	$499,671.90
John Foraker	1,293	$236,657.79

In connection with the Series D Preferred Stock Financing, we also issued a convertible promissory note in the principal amount of $9.3 million to S2G Builders Food & Agriculture Fund III, L.P, an affiliate of S2G (the “Series D Convertible Note”). The Series D Convertible Note accrues interest at a rate of 1.92% per annum. The principal on the Series D Convertible Note is convertible into Series D Preferred Stock at a rate of $183.03 pursuant to the terms thereof.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with certain of our stockholders, including CAVU and S2G. Pursuant to the Director Nomination Agreement, CAVU will have the right to nominate to our board of directors (i) two nominees for so long as CAVU beneficially owns % or greater of the total number of shares of our common stock outstanding upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or similar changes in our capitalization (the “Fully Diluted Securities”) and (ii) one nominee for so long as CAVU beneficially owns at least % but less than % of the Fully Diluted Securities. S2G will have the right to nominate to our board of directors one nominee for so long as S2G beneficially owns at least % of the Fully Diluted Securities.

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with certain of our stockholders, including CAVU and S2G. The registration of shares of our common stock pursuant to the exercise of registration rights would enable holders to sell these shares without restriction under the Securities Act when the registration statement is declared effective.

Following this offering, holders of an aggregate of    shares of our common stock will be entitled to registration rights.

Indemnification of Officers and Directors and Insurance

Following completion of this offering, our certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered, or will enter, into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitations of Liability, Indemnification, and Advancement” below for more details. We also have purchased directors’ and officers’ liability insurance.

Related Persons Transaction Policy

Prior to completion of this offering, we intend to adopt formal written procedures for the review, approval, or ratification of transactions with related persons (“Related Persons Transaction Policy”). The Related Persons Transaction Policy will provide that the audit committee of our board of directors will be charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. This policy is expected to take effect upon the effectiveness of our certificate of incorporation in connection with this offering. We also maintain certain compensation agreements and other arrangements with certain of our executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of    , 2025 and (ii) immediately following this offering, as adjusted to reflect the sale of shares of common stock by us, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our Named Executive Officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The percentage ownership information shown in the table prior to this offering is based upon shares of common stock outstanding as of    , 2025. The percentage ownership information shown in the table after this offering is based upon shares of common stock outstanding as of    , 2025, after giving effect to the sale of shares of common stock by us in this offering, and (i) the conversion of      shares of our preferred stock; (ii) the conversion of     convertible notes outstanding as of    , 2025 into an aggregate of    shares of common stock upon the closing of this offering; and (iii) the automatic exercise of a certain warrant to purchase     shares outstanding of Series B Preferred Stock and does not include (i)     shares of our common stock reserved for future issuance under the Company’s Omnibus Plan and (ii) certain shares reserved for issuance upon exercise of warrants to purchase Series B and Series D Preferred Stock, respectively, and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before    , 2025, which is 60 days after    , 2025. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Once Upon a Farm, 2111 San Pablo Avenue, Suite 2216, Berkeley, CA 94702.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned Following this Offering
	Common Stock		% of Total Voting Power	Common Stock		% of Total Voting Power
Name of Beneficial Owner	Shares	%		Shares	%
Directors and Named Executive Officers:
John Foraker(1)
Lawrence Waldman(2)
Megan Bent(3)
Cassandra Curtis(4)
Jennifer Garner(5)
Jared Jacobs
Lawrence Peiros(6)
Chuck Templeton
Brett Thomas
Directors and executive officers as a group ( individuals)
5% or Greater Stockholders:
Cambridge(7)
CAVU(8)
S2G(9)

*	Represents beneficial ownership of less than 1%.
(1)	Consists of shares of common stock subject to outstanding options that are exercisable within 60 days of .
(2)	Consists of (i) shares of common stock and (ii) shares of common stock subject to outstanding options that are exercisable within 60 days of .
(3)	Consists of (i) shares of common stock issuable upon conversion of Series C-1 Preferred Stock, and (ii) shares of common stock issuable upon conversion of Series C-2 Preferred Stock.
(4)	Consists of (i) shares of common stock and (ii) shares of common stock subject to outstanding options that are exercisable within 60 days of .
(5)

Consists of (i)    shares of common stock, (ii)    shares of common stock issuable upon conversion of Series A-1 Preferred Stock, (iii)    shares of common stock issuable upon conversion of Series B-1 Preferred Stock, (iv)    shares of common stock issuable upon conversion of Series B-2 Preferred Stock, (v)    shares of common stock issuable upon conversion of Series C-1 Preferred Stock held by the Jennifer Garner Trust, (vi)    shares of common stock issuable upon conversion of Series D Preferred Stock held by the Jennifer Garner Trust, and (vii)    shares of common stock subject to outstanding options that are exercisable within 60 days of    .

(6)

Consists of (i)    shares of common stock, (ii)    shares of common stock issuable upon conversion of Series A-1 Preferred Stock, (iii)    shares of common stock issuable upon conversion of Series C-1 Preferred Stock held by the Peiros Family Trust, Dated May 23, 2014, (iv)    shares of common stock issuable upon conversion of Series D Preferred Stock held by the Peiros Family Trust, Dated May 23, 2014, and (v)    shares of common stock subject to outstanding options that are exercisable within 60 days of     .

(7)	Consists of . The address of Cambridge is .
(8)	Consists of . The address of CAVU is .
(9)	Consists of . The address of S2G is .

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Credit Facilities

On June 17, 2024, we entered into a $26 million Amended and Restated Loan and Security Agreement with Western Alliance Bank (the “Credit Agreement”), comprised of an up to $8 million revolving credit facility (the “Revolving Credit Facility”) and a $18 million term loan facility (the “Term Loan Facility”), of which $8 million was borrowed at closing and $10 million is available to be borrowed prior to September 30, 2026. We are able to reborrow up to $4 million under the Term Loan Facility to the extent such amount is prepaid and reborrowed prior to September 30, 2026. The proceeds from the (a) initial term loan borrowing under the Credit Agreement were used to repay our then existing credit facilities, pay all fees and expenses in connection with the foregoing and otherwise for working capital and other general corporate purposes and (b) revolving loan borrowings under the Credit Agreement, if any, were used for working capital and other general corporate purposes. On January 23, 2025, the Credit Agreement was amended to, among other things, increase the Revolving Credit Facility to up to $15 million. As of December 31, 2024, we had $4.0 million and $4.0 million of borrowings outstanding under our Term Loan Facility and Revolving Credit Facility, respectively. As of December 31, 2024, the interest rate on our Term Loan Facility and Revolving Credit Facility was 7.75% and 7.5%, respectively. We anticipate repaying the existing Credit Agreement immediately prior to or substantially concurrently with our initial public offering. See “Use of Proceeds.”

Interest Rates and Fees

Borrowings under the Credit Agreement bear interest at a rate per annum at a rate equal to (a) the greater of (i) the prime rate as most recently quoted in The Wall Street Journal, Money Rates Section, as the “U.S. Prime Rate” in effect on such day and (ii) 4.75% plus (b) (i) with respect to the Term Loan Facility, 0.25% and (ii) with respect to the Revolving Credit Facility, 0.00%. In addition, we are required to pay an annual fee of $37,500 on February 11 of each year in respect of the Revolving Credit Facility pursuant to the terms of the Credit Agreement.

Voluntary Prepayments

Prior to September 30, 2026, we are permitted to prepay up to $4 million under the Term Loan Facility and reborrow such amounts so long as such borrowing occurs prior to September 30, 2026. We may voluntarily prepay without, premium or penalty, all, but not less than all, of the term loans subject to certain notice requirements.

Mandatory Prepayments

The Credit Agreement requires us to prepay the term loans upon an acceleration following an event of default.

Final Maturity and Amortization

The Term Loan Facility will mature on September 10, 2028 and the Revolving Credit Facility will mature on September 10, 2026. The Term Loan Facility requires monthly amortization on the 10th day of each month starting on October 10, 2026 with 24 equal payments of outstanding principal plus accrued interest for each such month thereafter. The Revolving Credit Facility does not amortize.

Guarantors

All obligations under the Credit Agreement are required to be guaranteed by certain of our future direct and indirect material wholly owned domestic restricted subsidiaries.

Security

All obligations under the Credit Agreement are secured, subject to permitted liens and other customary exceptions set forth in the Credit Agreement and relevant security documents, by a first priority perfected security interest in substantially all of our and the guarantors’ personal property.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations, and negative covenants. The negative covenants restrict our ability, among other things, to (subject to certain exceptions set forth in the Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans, and advances;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of its assets, including capital stock of any subsidiaries;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with its affiliates;

•	make payments in respect of subordinated debt; and

•	materially alter the business it conducts or change its fiscal year.

Financial Covenants

The Credit Agreement requires us to (a) maintain unrestricted cash of at least (i) $2.5 million when the amount of term loans outstanding are less than or equal to $8 million or (ii) $4 million when the amount of term loans outstanding exceed $8 million, (b) maintain a trailing three month net sales that is not more than 20% below our projected revenue as of the last day of each fiscal quarter, or (c) maintain at least 6 months of liquidity as set forth in the Credit Agreement. As of December 31, 2024, we were in compliance with the financial covenants in the Credit Agreement.

Events of Default

The lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, events that could lead to a material adverse effect, invalidity of subordination provisions of the subordinated debt, and changes of control, none of which are expected to be triggered by this offering.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of our capital stock, certain provisions of our certificate of incorporation and bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law. Please note that these summaries are not intended to be exhaustive. For further information, you should also refer to the full versions of our certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our certificate of incorporation will provide for one class of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of    shares of capital stock, all with a par value of $0.001 per share, of which    shares will be designated as common stock and shares will be designated as preferred stock.

As of    , 2025, and after giving effect to (i) the conversion of      shares of our preferred stock outstanding as of     , 2025, into an aggregate of      shares of common stock; (ii) the conversion of     convertible notes outstanding as of    , 2025 into an aggregate of    shares of common stock; and (iii) the assumed net exercise of convertible preferred stock warrants issued to a customer into      shares of common stock at the then effective conversion ratio and exercise price, there were    shares of our common stock outstanding, held of record by stockholders. Upon completion of this offering, no shares of our preferred stock will be designated, issued, or outstanding.

Common Stock

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors.

Dividend Rights

The holders of our common stock are entitled to receive, and will share ratably in, dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any. See “Dividend Policy.”

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Preferred Stock

Our board of directors will be authorized to issue up to    shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences, and rights of the shares of each series and any qualifications, limitations, or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Anti-Takeover Provisions

Below are brief summaries of various anti-takeover provisions contained primarily in our organizational documents. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Anti-Takeover Statute

Our certificate of incorporation will provide that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective on the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions will not apply to any business combination involving CAVU or S2G or any affiliate of CAVU or S2G or their respective direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Our certificate of incorporation will provide that CAVU and S2G, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Undesignated Preferred Stock

As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Board Classification

Our certificate of incorporation will provide for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors without cause could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Action by Written Consent; Special Meetings of Stockholders

Our certificate of incorporation will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our common stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our certificate of incorporation will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, or our board of directors. Stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors.

Advance Notice Procedures

Our bylaws will establish advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may only be removed for cause by the affirmative vote of at least two thirds of the voting power of our outstanding common stock. Our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

No Cumulative Voting

Because our stockholders will not have cumulative voting rights, stockholders holding a majority of the voting power of the common stock outstanding will be able to elect all of our directors. The absence of cumulative voting makes it more difficult for a minority stockholder to nominate and elect a director to our board of directors in order to influence our board of directors’ decision regarding a takeover or otherwise.

Public Benefit Corporation Status

As a public benefit corporation, our board of directors is required by the DGCL to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefit identified in our certificate of incorporation. Under the DGCL, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon the completion of this offering, the lesser of such percentage or shares of at least $2 million in market value.

We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose.

Supermajority Requirements for Amendment of Charter and Bylaw Provisions

Our certificate of incorporation will provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock will be required to amend certain provisions of our certificate of incorporation, including (i) provisions relating to the requirement of a two-thirds vote for stockholders to amend our certificate of incorporation or bylaws; (ii) provisions providing for a classified board of directors; (iii) provisions regarding the resignation and removal of directors; (iv) provisions relating to business combinations with interested stockholders; (v) provisions relating to stockholders acting by written consent and the calling of special meetings of stockholders; and (vi) provisions relating to filling vacancies on the board of directors. Our certificate of incorporation will also provide that our board of directors may from time to time adopt, amend, alter, or repeal our bylaws without stockholder approval. The stockholders may adopt, amend, alter, or repeal our bylaws by the affirmative vote of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock.

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management.

Opportunity

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Upon the completion of this offering, our certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of CAVU or S2G will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to CAVU or S2G, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to CAVU or S2G, as applicable. This provision may not be modified without the written consent of CAVU or S2G until such time as CAVU or S2G does not own any of our outstanding shares of common stock.

Choice of Forum

Upon the completion of this offering, our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; (iv) any action regarding our certificate of incorporation or our bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. These provisions will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum provisions in our certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Limitations of Liability, Indemnification, and Advancement

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers to corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, respectively, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, respectively, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director or officer if the director or officer has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director or officer.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification, and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is    . The transfer agent’s address is     and its phone number is    .

Listing

We intend to have our common stock approved for listing on    under the symbol “    .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of substantial amounts of common stock in the public market, the availability of shares for future sale or the perception that such sales may occur, could adversely affect the market price of our common stock and/or impair our ability to raise equity capital.

Upon the completion of this offering,     shares of our common stock will be outstanding, or      shares of our common stock if the underwriters exercise their option to purchase additional shares from us in full.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144. The outstanding shares of our common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act, or Rule 701.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our Omnibus Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by the registration statement of which this prospectus forms a part will generally be eligible for sale in the public market, subject to vesting restrictions, any lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•

    shares of our common stock will be eligible for immediate sale upon the completion of this offering; and approximately    shares of our common stock will be eligible for sale upon expiration of lock-up agreements described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale, and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments, or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and, subject to certain restrictions, described below, any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately following the completion of this offering (or shares if the underwriters exercise their option to purchase additional shares in full); or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Lock-Up Agreements

In connection with this offering, we and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of      on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock.

The agreements do not contain any pre-established conditions to the waiver by      on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose, and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

After the completion of this offering, the holders of up to     shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of shares of our common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, and any applicable state, local, or non-U.S. tax laws, are not discussed herein. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions and published rulings, and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions (except to the extent specifically set forth below);

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities or currencies;

•	persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that own or have owned (actually or constructively) more than five percent of our capital stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken in account in an “applicable financial statement” (as defined in Section 451(b)(3) of the Code);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

In addition, this discussion does not address the tax treatment of partnerships (or other entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of shares of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of shares of our common stock that is neither a “United States person” (as defined below) nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. For purposes of this discussion, a “United States person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amounts generally will be treated as capital gain from the sale or exchange of such shares and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), dividends paid to a Non-U.S. Holder of our common stock will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder furnishes to the applicable withholding agent prior to the payment of the dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation or successor form) certifying qualification for the lower treaty rate. Each Non-U.S. Holder will be required to update such forms and certifications, as applicable, from time to time as required by law. A Non-U.S.

Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, such Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), such Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, such Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such Non-U.S. Holder will be required to update such forms and certifications, as applicable, from time to time as required by law. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to “United States persons” (as defined in the Code). A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty between the United States and the country in which such Non-U.S. Holder resides or is established) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock. Generally, a domestic corporation is a USRPHC if, on any applicable determination date, the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other business assets.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to the additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized from the disposition of shares of our common stock, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for the applicable taxable year (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Generally, a domestic corporation is a USRPHC if, on any applicable determination date, the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other business assets. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. If we are or were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, then the foregoing exception would not apply and such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% U.S. federal withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of distributions on shares of our common stock to a Non-U.S. Holder generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or other applicable or successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on shares of our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of shares of our common stock within the United States or conducted through certain U.S.-related brokers by a Non-U.S. Holder generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of distributions or of proceeds of the sale or other taxable disposition of shares of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such distribution, sale, or taxable disposition. Proceeds of a sale or other taxable disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA and other administrative guidance issued thereunder on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the discussion of certain proposed Treasury Regulations below) gross proceeds from the sale or other disposition of, shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the foreign entity is not a “foreign financial entity,” the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code), or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise establishes that it qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations, and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from a sale or other disposition of our common stock, the U.S. Department of the Treasury has released proposed regulations (which may be relied upon by taxpayers until final regulations are issued) that eliminate FATCA withholding on the gross proceeds. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
William Blair & Company, L.L.C
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional    shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase    additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our common stock on          under the symbol “     .”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on     , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    . We have agreed to reimburse the underwriters for certain expenses in an amount up to $    .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the EU Prospectus Regulation:

a)	to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall result in a requirement for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the EU Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of us and the underwriters that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of the shares shall result in a requirement for us or any underwriter or any of their affiliates to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of us and the underwriters that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase, or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The financial statements of Once Upon a Farm, PBC as of December 31, 2023 and 2024, and for each of the two years in the period ended December 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.onceuponafarmorganics.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ONCE UPON A FARM, PBC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Once Upon a Farm, PBC:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Once Upon a Farm, PBC (the “Company”) as of December 31, 2023 and 2024, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Los Angeles, California

May 1, 2025

We have served as the Company’s auditor since 2022.

ONCE UPON A FARM, PBC

BALANCE SHEETS

(In thousands, except share amounts)

	December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$30,955	$17,306
Accounts receivable, net	7,280	17,849
Inventory	17,666	23,673
Prepaid expenses and other current assets	1,275	713

Total current assets	57,176	59,541
Property and equipment, net	1,964	4,237
Intangible assets, net	716	638
Goodwill	4,244	4,244
Other non-current assets	278	304

Total assets	$64,378	$68,964

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$10,757	$7,417
Accrued expenses and other current liabilities	10,092	21,657

Total current liabilities	20,849	29,074
Nonconvertible debt, net	7,836	7,876
Convertible notes	16,347	16,856
Derivative liability	7,810	23,847
Other non-current liabilities	747	1,482

Total liabilities	53,589	79,135

Commitments and contingencies (Note 7)
Convertible preferred stock, $0.001 par value; 1,347,305 shares authorized; 1,164,696 shares issued and outstanding as of December 31, 2023 and 2024; aggregate liquidation preference of $94,261 as of December 31, 2024	101,967	101,967

Stockholders’ deficit:
Common stock, $0.001 par value; 2,030,541 shares authorized; 339,899 and 351,636 shares issued and outstanding as of December 31, 2023 and 2024	—	—
Additional paid-in capital	3,474	6,350
Accumulated deficit	(94,652)	(118,488)

Total stockholders’ deficit	(91,178)	(112,138)

Total liabilities, convertible preferred stock and stockholders’ deficit	$64,378	$68,964

The accompanying notes are an integral part of these Financial Statements.

ONCE UPON A FARM, PBC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2024
Net sales	$94,286	$156,801
Cost of goods sold	55,494	88,464

Gross profit	38,792	68,337
Selling, general and administrative expenses	54,114	74,655

Loss from operations	(15,322)	(6,318)
Other income (expense):
Interest expense	(1,548)	(1,611)
Interest income	1,216	892
Change in fair value of derivative liability	(1,803)	(16,037)
Other expense, net	(146)	(712)

Total other income (expense)	(2,281)	(17,468)

Net loss before income tax provision	(17,603)	(23,786)
Income tax provision	(34)	(50)

Net loss and comprehensive loss	$(17,637)	$(23,836)

Net loss per share attributable to common stockholders:
Basic and diluted	$(52.14)	$(69.46)

Weighted-average shares used in computing net loss per share attributable to common stockholders:	338,260	343,140

The accompanying notes are an integral part of these Financial Statements.

ONCE UPON A FARM, PBC

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2022	1,164,696	$101,967	339,899	$—	$2,102	$(77,015)	$(74,913)
Stock-based compensation	—	—	—	—	1,372	—	1,372
Net loss	—	—	—	—	—	(17,637)	(17,637)

Balances at December 31, 2023	1,164,696	101,967	339,899	—	3,474	(94,652)	(91,178)
Stock-based compensation	—	—	—	—	1,791	—	1,791
Warrants issued to a customer	—	—	—	—	658	—	658
Exercise of stock options	—	—	11,737	—	427	—	427
Net loss	—	—	—	—	—	(23,836)	(23,836)

Balances at December 31, 2024	1,164,696	$101,967	351,636	$—	$6,350	$(118,488)	$(112,138)

The accompanying notes are an integral part of these Financial Statements.

ONCE UPON A FARM, PBC

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2023	2024
OPERATING ACTIVITIES
Net loss	$(17,637)	$(23,836)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of derivative liability	1,803	16,037
Change in fair value of convertible preferred stock warrant liability	(1)	787
Stock-based compensation	1,372	1,791
Warrants issued to a customer	—	658
Inventory adjustments	(461)	891
Depreciation and amortization	488	796
Amortization of debt discounts and deferred financing costs	563	576
Non-cash interest	—	339
Loss on disposal of property and equipment	91	16
Changes in operating assets and liabilities:
Accounts receivable	(910)	(10,569)
Inventory	494	(6,898)
Prepaid expenses and other assets	(331)	536
Accounts payable	1,139	(3,340)
Accrued expenses and other liabilities	5,302	11,174

Net cash used in operating activities	(8,088)	(11,042)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,401)	(3,007)

Net cash used in investing activities	(1,401)	(3,007)

FINANCING ACTIVITIES
Proceeds from exercise of stock options	—	427
Payment of debt modification costs	(11)	(27)

Net cash (used in) provided by financing activities	(11)	400

Net change in cash and cash equivalents	(9,500)	(13,649)
Cash and cash equivalents, beginning of year	40,455	30,955

Cash and cash equivalents, end of year	$30,955	$17,306

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$680	$696
Cash paid for income taxes	$—	$9
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Reallocation of borrowings from term loan facility to revolving credit facility	$—	$4,000

The accompanying notes are an integral part of these Financial Statements.

ONCE UPON A FARM, PBC

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Once Upon a Farm, PBC (the “Company”) is a Delaware public benefit corporation, which began operations in 2014. The Company is engaged in the manufacturing; distribution; marketing and related sale of innovative, nutrient-packed, delicious food for babies and kids of on-the-go parents (under the brand name, Once Upon a Farm). The Company’s products include Pouches and snacks. Sales of the Company’s products are made primarily throughout the United States. The Company’s headquarters is in Berkeley, California.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s fiscal year ends on December 31.

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no material effect on the reported financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to, net realizable value of inventory; revenue recognition, including variable consideration for sales promotions and discounts; the valuation of stock-based awards, including the valuation of common stock; useful lives and valuation of long-lived assets; intangible assets and goodwill; valuation of derivative liability; valuation of preferred stock warrant liabilities; and provision for income taxes, including related reserves. Management periodically evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. To date, the Company has viewed its operations and manages its business as one operating and reportable segment, which is also a single reporting unit.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date.

ONCE UPON A FARM, PBC

NOTES TO FINANCIAL STATEMENTS

The Company measures fair value based on a three-level hierarchy of inputs, of which the first two are considered observable and the last unobservable. Unobservable inputs reflect the Company’s own assumptions about current market conditions. The Company maximizes the use of observable inputs, where available, and minimizes the use of unobservable inputs when measuring fair value. The three-level hierarchy of inputs is as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts reflected in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to their short-term nature. The fair values of the outstanding term loan and revolving line of credit approximate their carrying amounts as the term loan and revolving line of credit bear variable rates that approximate the market interest rate.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less from the purchase date. Cash equivalents consist primarily of amounts invested in money market accounts and are stated at fair value.

Accounts Receivable

Accounts receivable are stated net of allowance for expected credit losses and trade discounts. The allowance for expected credit losses is based on the Company’s assessment of the collectability of accounts. The Company’s expected credit losses is based on its historical collection experience, current and future economic market conditions and a review of the current aging status and financial condition of its customers. The Company had no allowance for expected credit losses as of December 31, 2023 and 2024. The Company did not incur any bad debts for the years ended December 31, 2023 and 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposit accounts, money market accounts and accounts receivable. The Company maintains its cash and cash equivalents, which may, at times, exceed federally insured limits, with financial institutions of high

ONCE UPON A FARM, PBC

NOTES TO FINANCIAL STATEMENTS

credit standing. As of December 31, 2024, the Company has not experienced any losses on its deposit accounts and money market accounts. As of December 31, 2024, the Company does not believe there is significant financial risk from nonperformance by the issuers of the Company’s deposit accounts and money market accounts.

Customers with 10% or more of the Company’s net sales or accounts receivable consist of the following:

	Accounts Receivable		Revenue
	As of December 31,		For the Year Ended December 31,
	2023	2024	2023	2024
Customer A	15%	21%	19%	18%
Customer B	13%	13%	17%	15%
Customer C	10%	15%	**	10%
Customer D	15%	20%	**	**
Customer E	13%	**	**	**

** Represents less than 10% of accounts receivable or net sales as applicable

Inventory

Inventory consists primarily of raw materials, packaging and finished goods and is stated at the lower of cost or net realizable value determined using the first-in, first-out cost method. Inventory cost includes product costs, inbound freight-in, import duties and other landed cost. Provisions for slow-moving, excess or obsolete inventories are recorded when required to reduce inventory values to their estimated net realizable values based on historical usage and forecasted demand.

The Company’s purchases from its two largest suppliers accounted for 29% and 23% of total purchases for the years ended December 31, 2023 and 2024, with each supplier exceeding 10% of the total purchases.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated utilizing the straight-line method over the estimated useful lives for owned assets and the shorter of the expected useful life and the related lease terms for leasehold improvements. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheets and any resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are expensed as incurred.

The estimated useful lives of property and equipment as of December 31, 2024, are as follows:

Furniture and equipment	1-5 years
Purchased software	2-5 years
Vehicles	4-5 years
Leasehold improvements	5-10 years

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed. Goodwill is tested for impairment at least annually during the fourth quarter of each

ONCE UPON A FARM, PBC

NOTES TO FINANCIAL STATEMENTS

year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company’s goodwill impairment test is performed at the enterprise level because the Company has a single reporting unit.

The Company first assesses qualitative factors to determine whether events or circumstances existed that would lead the Company to conclude that it is more likely than not that the estimated fair value of the reporting unit is below its carrying amount. If the Company determines that it is more likely than not that the estimated fair value of the reporting unit is below the carrying amount based on qualitative factors or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact the estimated fair value, a quantitative goodwill assessment would be required. In the quantitative evaluation, the estimated fair value of the reporting unit is determined and compared to the carrying value. If the estimated fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the estimated fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit’s estimated fair value and a charge is reported as impairment of goodwill in the statements of operations and comprehensive loss.

Goodwill is reviewed for impairment at least annually during the fourth quarter, or more frequently if an event occurs indicating the potential for impairment. The Company performed its qualitative annual goodwill impairment test in the fourth quarter of each year ended December 31, 2023 and 2024 and concluded that it was not more likely than not that goodwill was impaired. To date, the Company has not recorded any impairment charges associated with its goodwill.

Intangible Assets

Intangible assets consist of acquired food formulas and trade names. Intangible assets acquired are recorded at their respective estimated fair values at the acquisition date. The Company determines the estimated useful lives for acquired intangible assets based on the expected future cash flows associated with the respective asset. The Company’s intangible assets with finite lives are amortized utilizing the straight-line method over their estimated useful lives.

Impairment of Long-Lived Assets

The Company evaluates the carrying amounts of property, plant and equipment, definite-life intangible assets and operating lease right of use assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Indefinite-lived intangible assets, consisting of trademark, are required to be evaluated for impairment at least annually during the fourth quarter of each year, or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The evaluation of impairment requires the use of projections, estimates and assumptions as to the future performance of the Company’s operations, including anticipated future revenues, expected operating costs and the discount factor used. Actual results may differ from projections which, in turn, may result in the recognition of an impairment loss.

To date, the Company has not recognized any impairment of long-lived assets nor indefinite-lived intangible assets.

ONCE UPON A FARM, PBC

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

The Company generates revenue primarily through the sales of Pouches, snacks and other products for babies and kids to end customers through retail channels, which include traditional brick-and-mortar stores, e-commerce platforms and delivery platforms, as well as directly to consumers through a direct-to-consumer (“DTC”) platform hosted on Shopify that the Company operates. Substantially all of the Company’s revenue contracts represent a single performance obligation related to the transfer of control of the product to the customer. Revenue is recognized when control of the products transfers to the customer, which occurs upon customer pick up or delivery of the products to the customer for retail channel sales or when the product is delivered to the carrier for sales through the Company’s DTC platform. The transaction price recognized reflects the consideration to which the Company is expected to be entitled to receive in exchange for those products. The Company includes estimated variable consideration, if any, in the determination of the transaction price. The Company’s revenue is recognized net of allowances for sales discounts and promotions and any sales or other similar taxes collected from consumers.

Payment terms for the retail customers generally require payment within 30 to 45 days of product shipment. For DTC sales, the customer’s credit cards are charged at the time of shipment. The Company’s contracts with customers do not include a significant financing component, as all contracts with customers have payment terms of less than one year from the transfer of products.

The Company routinely offers sales discounts and promotions to its retail and DTC customers through various programs. These programs include sales incentives, trade allowances, slotting fees, coupon offers, rebates, and term discounts. The costs of these sales discounts and promotions are accounted for as reductions in the transaction price. The Company estimates variable consideration related to the cost of sales discounts and promotions during the period the product is sold. Estimates of sales discounts and promotions are based on the terms and timing of our programs offered, expected participation based on historical experience with similar programs forecasted sales volumes and current economic trends. The Company recognizes an allowance for estimated trade discounts that have been incurred but the corresponding trade receivable was not settled as a reduction to accounts receivable as of each balance sheet date. The Company also recognizes an accrual for the estimated cost of promotional activities, which is included in accrued expenses and other current liabilities on the balance sheets. The related allowance for trade discounts and accrued promotional activities balances as of December 31, 2023 and 2024, are presented in the following table (in thousands):

	January 1,	December 31,
	2023	2023	2024
Accounts receivable	$6,502	$7,405	$18,111
Allowance for trade discounts	(132)	(125)	(262)

Accounts receivable, net	$6,370	$7,280	$17,849

Accrued promotional activities	$(2,186)	$(3,580)	$(6,175)

The Company elected as an accounting policy to record all shipping and handling costs as fulfillment costs. Shipping and handling fees billed to customers are recorded as revenue. The Company accrues the cost of shipping and handling and recognizes revenue and costs when the control of the product transfers to the customer.

ONCE UPON A FARM, PBC

NOTES TO FINANCIAL STATEMENTS

Cost of Goods Sold

Included in cost of goods sold are products costs, third-party manufacturing fees, inbound freight of raw materials and finished goods, storage and handling costs during the manufacturing process, product loading and handling at the Company’s outsourced production facilities for distribution, depreciation of machinery and equipment used in the manufacturing process and duties.

Selling, General and Administrative Expenses

Included in selling, general and administrative expenses are payroll and payroll-related benefits, stock-based compensation, depreciation and amortization, product development costs, marketing content and agency fees, selling costs, warehousing and distribution costs, and freight costs associated with shipping goods to customers. Product development costs included in selling, general and administrative expenses were $0.9 million and $0.5 million for the years ended December 31, 2023 and 2024.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs included in selling, general and administrative expenses for the years ended December 31, 2023 and 2024, were $7.9 million and $11.0 million.

Leases

The Company determines if a contractual arrangement is or contains a lease at inception. Operating lease right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Operating lease ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term at commencement date calculated using the Company’s incremental borrowing rate applicable to the leased asset, unless the implicit rate is readily determinable. Operating lease ROU assets also include any lease payments made at or before lease commencement and exclude any lease incentives received. The Company determines the lease term as the noncancelable period of the lease and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized as rent expense on a straight-line basis over the lease term. Leases with a term of 12 months or less are not recognized on the balance sheet. Variable lease payments include lease operating expenses. The Company elected the practical expedient to not separate lease and non-lease components for its facility leases. The Company has no finance leases.

Operating lease ROU assets are included in other non-current assets on the balance sheets and were $0.2 million for both years ended December 31, 2023 and 2024. Current portion of operating lease liabilities are aggregated into accrued expenses and other current liabilities on the balance sheets and were $0.1 million and $0.2 million for the years ended December 31, 2023 and 2024. Long-term portion of operating lease liabilities are aggregated into other non-current liabilities on the balance sheets and were $0.1 million and immaterial for the years ended December 31, 2023 and 2024.

Derivative Liability

The Company’s Convertible Notes (see Note 9, Convertible Notes) contain certain features that meet the definition of being embedded derivatives requiring bifurcation from the Convertible Notes. The derivative

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NOTES TO FINANCIAL STATEMENTS

liability is initially measured at fair value on issuance and is subject to remeasurement at each reporting period with changes in fair value recognized in change in fair value of derivative liability in the statements of operations and comprehensive loss.

Convertible Preferred Stock Warrant Liability

The freestanding warrants to purchase shares of the Company’s convertible preferred stock, other than those issued to a customer (see Note 12, Stock-based Compensation), are recognized in other liabilities on the balance sheet, as the underlying convertible preferred stock is contingently redeemable outside of the Company’s control. The convertible preferred stock warrant liability is initially measured at fair value on issuance and is subject to remeasurement at each reporting period with changes in fair value recognized in other (expense) income, net in the statements of operations and comprehensive loss.

Stock-Based Compensation

The Company provides stock-based payments in the form of stock options, restricted stock awards, stock appreciation rights and warrants issued to customers. For awards only subject to service conditions, the Company uses the straight-line attribution method for recognizing compensation over the requisite service period, which is generally the vesting period of the award. Forfeitures are recorded when they occur.

For awards with performance conditions, the Company evaluates the probability of achieving the performance condition at each reporting date. No compensation is recognized for awards subject to performance conditions until it is probable that the performance condition will be met. If the performance condition is probable of being achieved, the Company records compensation for such performance awards using the accelerated attribution method.

The Company accounts for stock-based awards at fair value. The fair value of stock options and warrants to customers at the grant date is measured using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model. The use of the Black-Scholes option-pricing model requires the use of subjective assumptions, including the fair value and projected volatility of the underlying common stock and the expected term of the award. The grant date fair values for restricted stock awards are determined using the estimated fair value of common stock on the date of grant.

The fair value of liability classified awards, such as stock appreciation rights, is determined using the Black-Scholes option-pricing model on the date of grant and is remeasured each reporting period through the date of settlement. The stock appreciation rights include both service and performance conditions that must be met for the awards to vest (see Note 12, Stock-based Compensation). No stock-based compensation has been recognized to date for the liability classified stock appreciation rights, because the performance conditions are not probable of being achieved.

401(k) Savings Plan

The Company sponsors a qualified 401(k) defined contribution plan (the “Plan”) covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the U.S. Internal Revenue Service. The Company matches a percentage of the eligible employee’s contributions, capped at a specified portion of their wages. For the years ended December 31, 2023 and December 31, 2024, the matching contribution was $0.1 million and $0.5 million.

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NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company is a public benefit corporation which, under tax code, is treated as a corporation for tax purposes. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized. In assessing the need for a valuation allowance, management considers estimates of future taxable income and ongoing prudent and feasible tax-planning strategies.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company’s operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

The Company records uncertain tax benefits as liabilities in accordance with ASC 740 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the uncertain tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

The Company recognizes interest and penalties related to uncertain tax benefit liabilities in the income tax expense line in the statement of operations. Accrued interest and penalties are included in the related tax liability line in the balance sheet.

Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potential dilutive shares of common stock. As the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Comprehensive Loss

Comprehensive loss represents all changes in stockholders’ deficit. The Company’s net loss was equal to its comprehensive loss for the years ended December 31, 2023 and 2024.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). This update simplifies the accounting for certain

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NOTES TO FINANCIAL STATEMENTS

financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted for fiscal years beginning after December 15, 2020, and can be adopted on either a fully retrospective or modified retrospective basis. The Company adopted ASU 2020-06 on January 1, 2024, using a modified retrospective approach. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements and the related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require that a public entity discloses, on an annual and interim basis, significant segment expenses that are regularly provided to an entity’s CODM, a description of other segment items by reportable segment and any additional measures of a segment’s profit or loss used by the CODM when deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required for all prior periods presented, and early adoption is permitted. The Company adopted ASU 2023-07 for the annual period beginning January 1, 2024 and will adopt for interim periods beginning January 1, 2025. Additional required disclosures have been added in Note 15, Segment Reporting.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires all entities to disclose, on an annual basis, the following information about income taxes paid: (1) the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes; and (2) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid. In addition, ASU 2023-09 requires all entities to disclose the following information: (1) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign; and (2) Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state and foreign. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the requirements of the new standard and the effect on its financial statements and the related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions within the income statement. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Clarifying the Effective Date. The amendments in this update may be applied either prospectively or retrospectively, and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact that this guidance will have on its financial statements and related disclosures.

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NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The following table presents the Company’s financial liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$7,810	$7,810
Convertible preferred stock warrant liability	—	—	609	609

	$—	$—	$8,419	$8,419

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$23,847	$23,847
Convertible preferred stock warrant liability	—	—	1,396	1,396

	$—	$—	$25,243	$25,243

Derivative Liability

The Convertible Notes contain conversion features that meet the definition of an embedded derivative that require bifurcation and measurement at fair value (Note 8, Convertible Notes). The Company estimates the fair value of the embedded derivative using a “with-and-without” model. The “with-and-without” methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance. The estimated probability and timing of underlying events triggering the conversion features contained within the Convertible Notes are inputs used to determine the estimated fair value of the entire instrument with the embedded derivative. The fair values are subjective and are affected by certain significant inputs. Changes in the estimated fair value are recognized in the Company’s statements of operations and comprehensive loss.

The Company used the following assumptions to determine the fair value of the derivative liability for the periods indicated:

	December 31,
	2023	2024
Risk-free interest rate	4.37%	4.16%
Expected term (in years)	1.7	1.0
Volatility	61.60%	66.10%
Dividend yield	— %	— %

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NOTES TO FINANCIAL STATEMENTS

The following table provides a summary of the change in the estimated fair value of the Company’s derivative liability (in thousands):

Fair value as of December 31, 2022	$6,007
Change in fair value	1,803

Fair value as of December 31, 2023	$7,810
Change in fair value	16,037

Fair value as of December 31, 2024	$23,847

Convertible Preferred Stock Warrant Liability

For the year ended December 31, 2023, the Company estimated the fair values of its convertible preferred stock warrant liability using the Income Approach and Guideline Public Company (“GPC”) approach to determine the estimated fair value of equity, which was then allocated to the various classes of equity using the Option Pricing Method (“OPM”). Under the OPM, the shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the common stock, preferred stock and preferred stock warrants are then inferred by analyzing these options. The OPM assumptions are based on the individual characteristics of the warrants on the valuation date, and assumptions related to fair value of the underlying stock, risk-free rate, expected volatility, dividends and an expected term based on the estimated time to a liquidity event.

For the year ended December 31, 2024, the Company estimated the fair values of its convertible preferred stock warrant liability using a hybrid valuation approach. The hybrid approach assigns a probability weighting to both a merger and acquisition (“M&A”) scenario and an initial public offering (“IPO”) scenario. For the M&A scenario, the Company utilized the Income Approach and GPC approach and the OPM similar to the year ended December 31, 2023. For the IPO scenario, the Company estimated the exit value upon an IPO and then performed a waterfall analysis to systemically allocate the equity value across share classes accordingly to their fully diluted ownership percentages. This method estimates the future value of each share class under the IPO scenario, adjusts for option and warrant proceeds and discounts the resulting value to present terms using an appropriate discount rate.

In determining the fair value of the convertible preferred stock warrant liability, the following assumptions were used:

	December 31, 2023	December 31, 2024
	OPM	OPM	Waterfall
Risk-free interest rate	4.37%	4.16%	N/A
Discount Rate	N/A	N/A	14.50%
Expected term (in years)	1.7	1.0	1.0
Volatility	61.60%	66.10%	N/A
Dividend yield	— %	— %	N/A

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NOTES TO FINANCIAL STATEMENTS

The following table provides a summary of the change in the estimated fair value of the Company’s convertible preferred stock warrant liability (in thousands):

Fair value as of December 31, 2022	$610
Change in fair value	(1)

Fair value as of December 31, 2023	609
Change in fair value	787

Fair value as of December 31, 2024	$1,396

4.	REVENUE RECOGNITION

The following table presents disaggregated net sales by product category:

	December 31,
	2023	2024
Kid
Pouches	$67,890	$96,095
Snacks	1,859	8,765

Total Kid	69,749	104,860
Baby
Pouches	20,329	27,343
Snacks	—	20,644
Other	4,208	3,954

Total Baby	24,537	51,941

Total net sales	$94,286	$156,801

5.	BALANCE SHEET COMPONENTS

Inventory

Inventory consists of the following (in thousands):

	December 31,
	2023	2024
Raw materials	$10,841	$11,759
Finished goods	6,825	11,914

Total inventory	$17,666	$23,673

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NOTES TO FINANCIAL STATEMENTS

Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2023	2024
Machinery and equipment	$1,438	$4,642
Leasehold improvements	78	78
Purchased software	491	555
Construction in progress	763	394

Total property and equipment	2,770	5,669
Accumulated depreciation and amortization	(806)	(1,432)

Total property and equipment, net	$1,964	$4,237

Depreciation and amortization of property and equipment was $0.4 million and $0.7 million for the years ended December 31, 2023 and 2024.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	December 31,
	2023	2024
Accrued inventory purchases	$214	$6,343
Accrued promotional activities	3,580	6,175
Accrued payroll expenses	2,995	3,187
Accrued interest	788	1,127
Accrued marketing	223	1,777
Accrued other expenses	2,182	2,858
Operating lease liabilities, current portion	110	190

Total accrued expenses and other current liabilities	$10,092	$21,657

6.	INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following (in thousands):

		December 31, 2023
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:
Food formulas	10 years	$775	$(193)	$582

Indefinite-lived intangible assets:
Trade name		134	—	134

Total intangible assets		$909	$(193)	$716

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NOTES TO FINANCIAL STATEMENTS

		December 31, 2024
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:
Food formulas	10 years	$775	$(271)	$504

Indefinite-lived intangible assets:
Trade name		134	—	134

Total intangible assets		$909	$(271)	$638

Gross carrying amount is based on the fair value of the intangible assets determined at the acquisition date.

Total amortization expense for the years ended December 31, 2023 and 2024, was $0.1 million and $0.1 million.

As of December 31, 2024, estimated future amortization expense of intangible assets is as follows (in thousands):

Year Ending December 31,	Amount
2025	$78
2026	78
2027	78
2028	78
2029	78
Thereafter	114

Total	$504

7.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company has a minimum purchase commitment with an outsourced manufacturer of its snack bars of 10,000,000 units per year, or 50,000,000 units over five years. Based on the current pricing, the future minimum purchase commitment under the non-cancellable purchase agreement as of December 31, 2024 is as follows (in thousands):

Year Ending December 31,	Amount
2025	$2,200
2026	1,900
2027	1,900
2028	1,900
2029	1,900

Total	$9,800

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NOTES TO FINANCIAL STATEMENTS

Litigation

The Company may become involved in legal proceedings in the ordinary course of its business. The Company does not believe that any lawsuits or claims currently pending against it, individually or in the aggregate, are material, or will have a material adverse effect on its financial condition, results of operations or cash flows.

8.	NONCONVERTIBLE DEBT AND WARRANTS

Nonconvertible Debt

On February 11, 2020 (the “Initial Closing Date”), the Company entered into an agreement for a term loan (the “Term Loan Facility”) and a revolving credit facility (the “Revolving Credit Facility, together with the Term Loan Facility, the “Nonconvertible Debt”) with a financial institution (the “Lender”). The Revolving Credit Facility had an initial funding commitment of up to $2.0 million and the Term Loan Facility had an initial principal balance of $4.0 million. The borrowing base for the Revolving Credit Facility requires the Company to maintain collateral in the form of accounts receivable and inventory and is calculated as a percentage of the value of the collateral, less any outstanding debts or liens.

From the Initial Closing Date through 2022, the Company and Lender have entered into various amendments to the Nonconvertible Debt which collectively increased the capacity of the Term Loan Facility to $18.0 million, available in tranches, and extended each of their maturity dates of the Term Loan Facility and Revolving Credit Facility to September 16, 2026 and September 16, 2025. Each individual amendment was determined to have substantially similar terms to the facilities immediately prior to each individual amendment. As such, these amendments were each accounted for as a modification of the Nonconvertible Debt.

On September 29, 2023, the Company and Lender again entered into an amendment to the Nonconvertible Debt (the “2023 Amendment”). The 2023 Amendment extended the maturity date of the Term Loan Facility to September 10, 2027 and extended the maturity date of the Revolving Credit Facility to September 10, 2026 (the “Revolving Credit Facility Maturity Date”). The Company determined the terms of the 2023 Amendment were not substantially different than the existing terms immediately prior to the 2023 Amendment; therefore, the Company accounted for the 2023 Amendment as a modification of the Nonconvertible Debt. In connection with the 2023 Amendment, the Company recorded immaterial costs payable directly to the Lender as a debt discount and direct reduction to the carrying amount of the Term Loan Facility. The Company also incurred immaterial third-party costs related to the 2023 Amendment that were expensed as incurred.

On June 17, 2024, the Company and the Lender entered into another amendment to the Nonconvertible Debt (the “2024 Amendment”). The 2024 Amendment extended the maturity date of the Term Loan Facility to September 10, 2028 (the “Term Loan Facility Maturity Date”) and increased borrowing capacity of the Revolving Credit Facility to $8.0 million. The Company determined the terms of the 2024 Amendment were not substantially different than the existing terms immediately prior to the 2024 Amendment; therefore, the Company accounted for the 2024 Amendment as a modification of the Nonconvertible Debt. In connection with the 2024 Amendment, $4.0 million of the outstanding principal balance under the Term Loan Facility was reclassified to borrowings under the Revolving Credit Facility as a non-cash transaction. The Company recorded immaterial costs related to the 2024 Amendment payable directly to the Lender as a debt discount and direct reduction to the carrying amount of the Term Loan Facility. The Company also incurred immaterial third-party costs related to the 2024 Amendment that were expensed as incurred

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NOTES TO FINANCIAL STATEMENTS

Interest on borrowings under the Term Loan Facility is calculated at a rate equal to the greater of 4.75% or the U.S. Prime Rate as most recently quoted by the Wall Street Journal (the “Prime Rate”) plus 0.25%. The Term Loan Facility requires interest-only payments to be made until September 30, 2026, after which the Company is required to make 24 equal monthly principal payments, plus monthly interest payments, through the Term Loan Facility Maturity Date. As of December 31, 2024, the stated interest rate applicable to borrowings under the Term Loan Facility was 7.75%. For the years ended December 31, 2023 and 2024, interest expense for the Term Loan Facility was $0.8 million and $0.6 million, including amortization of debt issuance costs and debt discounts of $0.1 million and $0.1 million.

Interest on borrowings under the Revolving Credit Facility is calculated at a rate equal to the greater of 4.75% or the Prime Rate. The Revolving Credit Facility requires interest-only payments with a balloon principal payment at the Revolving Credit Facility Maturity Date. As of December 31, 2023, there were no borrowings under the Revolving Credit Facility. As of December 31, 2024, the Company had $4.0 million of remaining borrowing capacity under the Revolving Credit Facility. The interest rate applicable to borrowings under the Revolving Credit Facility was 7.5% as of December 31, 2024. For the year ended December 31, 2024, interest expense for the Revolving Credit Facility was $0.2 million.

The Company is subject to certain financial and nonfinancial covenants under the provisions of the Nonconvertible Debt, including maintaining a minimum cash balance with the Lender of $2.5 million, restrictions on paying any dividends to its common and preferred shareholders, limits on the types of other debt financing that can be obtained and limits on certain capital expenditures, among other things. As of December 31, 2023 and 2024, the Company was in compliance with all covenants.

The balance of the Nonconvertible Debt consisted of the following for the periods indicated:

	December 31,
	2023	2024
Term Loan Facility, net of issuance costs	$7,836	$3,876
Revolving Credit Facility	—	4,000

Nonconvertible Debt, net	$7,836	$7,876

Future minimum principal payments due on the Nonconvertible Debt as of December 31, 2024 are as follows (in thousands):

Year Ending December 31,	Amount
2025	$—
2026	4,500
2027	2,000
2028	1,500

Total principal payments	8,000
Less: unamortized debt issuance costs and debt discounts	(124)

Total Nonconvertible Debt	$7,876

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NOTES TO FINANCIAL STATEMENTS

Nonconvertible Debt Warrants

From the Initial Closing Date through September 2023, in connection with the initial issuance and various amendments to the Nonconvertible Debt, the Company issued to the Lender warrants to purchase shares of the Company’s Series B-1 convertible preferred stock and Series D convertible preferred stock (the “Convertible Preferred Stock Warrants”).

The Convertible Preferred Stock Warrants are exercisable from the date of issuance. The initial estimated fair value of the Convertible Preferred Stock Warrants was recorded as a liability with an offset to the debt discount associated with the Term Loan Facility. The debt discount is amortized to interest expense over the repayment period of the loan. The total outstanding Convertible Preferred Stock Warrants are summarized as follows:

	Issuance Date	Warrants Outstanding	Exercise Price	Expiration Date
2020 Series B-1 Warrant	February 2020	2,830	$58.38	September 2032
2021 Series B-1 Warrant	May 2021	2,830	$58.38	September 2032
2022 Series D Warrant	September 2022	963	$183.03	September 2032
2022 Series D Warrant	September 2023	963	$183.03	September 2032

Total		7,586

The above table excludes convertible preferred stock warrants issued to a customer (see Note 12, Stock-based Compensation).

The Convertible Preferred Stock Warrants give the Lender the right, but not the obligation, to put the Convertible Preferred Stock Warrants to the Company in exchange for an aggregate exercise price of $0.5 million for all Convertible Preferred Stock Warrants. The put right is exercisable in part or in whole upon the occurrence of certain events, such as a change of control, initial public offering, certain acquisitions, or termination of the amended Nonconvertible Debt. The Convertible Preferred Stock Warrants are accounted for as a derivative liability and classified in other non-current liabilities on the balance sheets because the underlying convertible preferred stock is contingently redeemable outside of the Company’s control. The aggregate estimated fair value was $0.6 million and $1.4 million as of December 31, 2023 and 2024.

9.	CONVERTIBLE NOTES

In 2021, the Company issued $3.6 million of convertible notes (the “Series C-1 Convertible Notes”) convertible into Series C-1 convertible preferred stock to an investor (the “Note Holder”). The Series C-1 Convertible Notes are convertible into Series C-1 convertible preferred stock at a fixed conversion price. The Series C-1 Convertible Notes bear interest at 2.1% per annum on the unpaid principal amount and, at conversion, any accrued interest is waived by the holder.

The Company also issued $4.3 million of convertible notes (the “Series C-2 Convertible Notes”) during 2021 to the Note Holder. The Series C-2 Convertible Notes are convertible into Series C-2 convertible preferred stock at a fixed conversion price. The Series C-2 Convertible Notes bear interest of 2.1% per annum and, at conversion, any accrued interest is waived by the holder.

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NOTES TO FINANCIAL STATEMENTS

In 2022, the Company issued $9.3 million of convertible notes (the “Series D Convertible Notes”) convertible into Series D convertible preferred stock to the Note Holder. The Series D Convertible Notes bear interest at 1.92% per annum on the unpaid principal amount and, at conversion, any accrued interest is waived by the holder. The Series D Convertible Notes are convertible into Series D convertible preferred stock at a fixed conversion price.

The Series C-1 Convertible Notes, Series C-2 Convertible Notes and Series D Convertible Notes (collectively, the “Convertible Notes”) have a maturity date of the earliest to occur among (i) an event of default (ii) a liquidation event or (iii) deemed liquidation event. The Convertible Notes are convertible at the Note Holder’s option, fully or partially, into their respective class of convertible preferred stock upon the holder becoming a stockholder of less than 9.9% of the Company’s outstanding stock on an as-converted basis. Additionally, the Convertible Notes become fully convertible into their respective class of convertible preferred stock upon the occurrence of a liquidation event or deemed liquidation event. The fair value of the Convertible Notes was determined utilizing Level 3 inputs. For the years ended December 31, 2023 and 2024, interest expense for the Convertible Notes was $0.8 million and $0.9 million, including amortization of debt discounts of $0.5 million and $0.5 million.

The Company determined the embedded conversion feature is required to be bifurcated and accounted for as an embedded derivative at fair value.

The initial fair value of the derivative liability was recognized as a debt discount to reduce the carrying value of the convertible note, and subsequently amortized over the term of the convertible note. The fair value of the derivative liability is recorded as other non-current liabilities in the Company’s balance sheets as of December 31, 2023 and 2024.

The tables below summarize the Company’s outstanding Convertible Notes for the periods indicated (in thousands, except per share amounts):

	December 31, 2023
	Carrying Value	Fair Value	Conversion Price
Series C-1 Convertible Notes	$3,600	$5,456	$97.78
Series C-2 Convertible Notes	4,314	8,867	68.32
Series D Convertible Notes	9,300	10,150	183.03

	17,214	24,473
Unamortized debt discounts	(867)

Total Convertible Notes, net	$16,347

	December 31, 2024
	Carrying Value	Fair Value	Conversion Price
Series C-1 Convertible Notes	$3,600	$9,897	$97.78
Series C-2 Convertible Notes	4,314	16,798	68.32
Series D Convertible Notes	9,300	14,689	183.03

	17,214	41,384
Unamortized debt discounts	(358)

Total Convertible Notes, net	$16,856

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NOTES TO FINANCIAL STATEMENTS

10.	CONVERTIBLE PREFERRED STOCK

Convertible preferred stock consists of the following (in thousands, except share amounts):

	As of December 31, 2023 and 2024
Convertible Preferred Stock	Authorized Shares	Issued and Outstanding Shares	Carrying Value	Liquidation Preference
Series A-1 convertible preferred stock	94,010	94,010	$3,000	$3,001
Series A-2 convertible preferred stock	82,400	82,400	2,395	2,105
Series B-1 convertible preferred stock	374,440	344,730	19,957	20,125
Series B-2 convertible preferred stock	229,258	229,061	16,423	11,366
Series C-1 convertible preferred stock	122,726	85,909	8,293	8,400
Series C-2 convertible preferred stock	157,973	94,825	9,272	6,479
Series D convertible preferred stock	286,498	233,761	42,627	42,785

	1,347,305	1,164,696	$101,967	$94,261

The Company classifies its convertible preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the control of the Company (including a merger, acquisition or sale of all or substantially all of the Company’s assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such liquidation event will occur.

The holders of convertible preferred stock have various rights and preferences as follows:

Voting Rights

The holders of convertible preferred stock have the right to vote in Company matters that are subject to vote by stockholders together with the common stock in a single class on an as-converted basis. The holders of record of the shares of Series A convertible preferred stock, voting as a separate class, are entitled to elect one member of the Company’s board of directors (the “Board”). The holders of record of the shares of all convertible preferred stock, voting together as a single class, are entitled to elect three members of the Board. The holders of record of the shares of common stock, voting as a separate class, are entitled to elect one member of the Board. The holders of record of the shares of common stock and all other classes or series of voting stock (including Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock), voting together as a single class on an as-converted basis, are entitled to elect any remaining members of the Board. If the holders of any class or series fail to elect a sufficient number of directors, those directorships shall remain vacant until filled by the entitled stockholders. As of December 31, 2024, the Board was composed of nine directors, with stockholders agreeing to support this composition through their votes.

Dividend Rights

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of

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NOTES TO FINANCIAL STATEMENTS

common stock), unless the holders of the convertible preferred stock then outstanding shall first receive such dividend. Holders of preferred stock shall be entitled to receive dividends, when funds are legally available and such dividends are declared by the Board of Directors, on a pro rata and as-converted basis subject to their priority rights.

Conversion Rights

Each share of convertible preferred stock is convertible at the option of the holder, at any time after the date of issuance, into shares of common stock as determined by dividing the original issue price of such share of convertible preferred stock by the applicable conversation price at the time of the conversion, which was 1:1 for all outstanding shares of convertible preferred stock as of December 31, 2024. The conversion ratio may be adjusted for specific corporate actions, including stock splits, combinations, or dividends. Each share of convertible preferred stock will automatically be converted into shares of common stock at the then-effective conversion ratio upon (i) the affirmative election of the holders of a majority of the outstanding shares of the applicable series of convertible preferred stock, voting as a separate class; or (ii) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in gross proceeds of at least $75.0 million to the corporation.

Liquidation

In the event of the liquidation, dissolution, or winding up of the corporation, or a deemed liquidation event, the assets and funds of the corporation available for distribution to stockholders shall be distributed as follows: (i) first, to the holders of Series D convertible preferred stock, an amount equal to $183.03 per share, plus all declared and unpaid dividends thereon; (ii) second, to the holders of Series C convertible preferred stock, on an amount equal to $97.78 per share for Series C-1 convertible preferred stock and $68.32 per share for Series C-2 convertible preferred stock, plus all declared and unpaid dividends thereon; (iii) third, to the holders of Series B convertible preferred stock, on an amount equal to $58.38 per share for Series B-1 convertible preferred stock and $49.62 per share for Series B-2 convertible preferred stock, plus all declared and unpaid dividends thereon; (iv) fourth, to the holders of Series A convertible preferred stock, on an amount equal to $31.92 per share for Series A-1 convertible preferred stock and $25.54 per share for Series A-2 convertible preferred stock, plus all declared and unpaid dividends thereon; (v) fifth, to the holders of common stock, on a pro rata basis, any remaining assets available for distribution to stockholders. Notwithstanding the foregoing, each holder of shares of convertible preferred stock shall be deemed to have converted such shares to common stock immediately prior to a liquidation or deemed liquidation event if, as a result of an actual conversion, such holder would receive an amount greater than the amount that would otherwise be distributed to such holder if such holder did not convert such shares of convertible preferred stock to common stock.

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NOTES TO FINANCIAL STATEMENTS

11.	COMMON STOCK

The Company had reserved shares of common stock for issuance in connection with the following for the periods indicated:

	December 31,
	2023	2024
Conversion of outstanding shares of convertible preferred stock	1,164,696	1,164,696
Options outstanding under the 2021 Plan	285,299	306,180
Convertible Notes	150,777	150,777
Warrants issued to a customer	23,406	27,536
Convertible Preferred Stock Warrants	7,586	7,586
Options available for future issuance under the 2021 Plan	17,651	—

Total reserved shares of common stock	1,649,415	1,656,775

12.	STOCK-BASED COMPENATION

The Company’s 2021 Omnibus Incentive Plan (the “2021 Plan”) permits the grant of stock options, stock appreciation rights, restricted stock awards (“RSAs”), dividend equivalent rights, restricted stock units and other rights or benefits. As of December 31, 2024, there were 319,015 shares authorized and no shares available for grant under the 2021 Plan.

Employees, directors, consultants, advisors to the Company and others who provide substantial services to the Company are eligible to be granted awards under the 2021 Plan. Generally, the Board of Directors grants stock options at an exercise price of no less than the fair market value of the Company’s Common Stock at the date of grant. Stock options have a term of no more than 10 years from the grant date and are generally canceled 90 days after termination of employment or other service if not vested.

For the years ended December 31, 2023 and 2024, the Company recognized stock-based compensation of approximately $1.4 million and $1.8 million, which was recognized in selling, general and administrative expenses in the statements of operations and comprehensive loss.

Stock Options

Stock options with service-based vesting conditions generally vest 25% of the shares on the first anniversary of the vesting commencement date, and monthly thereafter over the next three years. Certain options and share awards provide for accelerated vesting upon certain events as described in the terms of the option and

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NOTES TO FINANCIAL STATEMENTS

award agreements. The following table summarizes the stock option activity for the year ended December 31, 2024:

	Stock Options
	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In thousands)
Balances as of December 31, 2023	285,299	$50.09	8.0	$12,538
Options granted	38,293	104.96
Options exercised	(11,737)	36.36
Options forfeited and expired	(5,675)	76.17

Balances as of December 31, 2024	306,180	$57.00	7.3	$46,996

Vested and expected to vest as of December 31, 2024	306,180	$57.00	7.3	$46,996

Options exercisable as of December 31, 2024	227,816	$51.66	7.1	$36,183

No options were exercised during the year ended December 31, 2023. The intrinsic value of options exercised during the year ended December 2024 was $1.4 million. This intrinsic value represents the difference between the fair value of the Company’s common stock on the date of exercise and the exercise price of each option.

During the years ended December 31, 2023 and 2024, the weighted average grant date fair value of options granted, was $38.40 and $134.20 per share.

As of December 31, 2024, the unrecognized compensation related to the service-based vesting options is approximately $6.7 million which will be recognized over a weighted-average remaining requisite service period of 2.9 years. The Company recorded no income tax benefit related to these options for the year ended December 31, 2024, since the Company currently maintains a full valuation allowance against its net deferred tax assets.

The fair value of each service-based vesting stock option granted during the year was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31,
	2023	2024
Risk-free interest rate	3.74% – 4.33%	4.08% – 4.63%
Expected term (in years)	5.96 – 6.08	5.00 – 6.00
Expected volatility	53.93% – 54.45%	75.66% – 78.92%
Dividend yield	—%	—%

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NOTES TO FINANCIAL STATEMENTS

The fair value of each stock option grant was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

•

Risk-free Interest Rate: The risk-free interest rate is based on the yield, as of the option valuation date, by reference to the U.S. Treasury yield curve in effect at the time of the grant or the modification of the award for time periods equal to the expected term of the award.

•

Expected Term: Represents the period that the stock-based awards are expected to be outstanding based on a contractual term and service conditions specified for the awards. The Company estimates the expected term of the options with service conditions in accordance with the “simplified” method as defined in ASC 718, which enables the use of a practical expedient for “plain vanilla” share options.

•	Dividend Yield: The Company does not anticipate declaring a dividend over the expected term. As such, the dividend yield is estimated to be zero.

•

Expected Volatility: The Company has historically been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, the Company estimates volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the expected term of the options.

•

Fair Value of Common Stock: Because there has been no public market for the Company’s common stock, the board of directors has determined the estimated fair value of the common stock at the time of grant of options by considering valuations performed by an independent third-party valuation specialist, using a hybrid approach. Under the hybrid approach, a probability weighting is assigned to both an M&A scenario and an IPO scenario. For the M&A scenario, management uses the Income Approach and GPC approach to determine the estimated fair value of equity, which is then allocated to the various classes of equity using the OPM. For the IPO scenario, the Company estimates the exit value upon an IPO scenario and then performs a waterfall analysis to systematically allocate the equity value across share classes according to their fully diluted ownership positions.

Restricted Stock Awards

Certain RSAs are subject to service-based vesting conditions (“Service-based Awards”) which generally vest over four years, with 25% of the underlying shares vesting on the one-year anniversary of the vesting commencement date and the remaining balance vesting ratably on a monthly or annual basis over the following three years. On the grant date, the estimated fair value of Service-based Awards equals the estimated per share fair value of the Company’s common stock on the date of grant.

As of December 31, 2023, 524 Service-based Awards with a weighted-average grant date fair value of $27.05 per share were unvested and outstanding. During the year ended December 31, 2024, all remaining Service-based Awards vested. The fair value of shares vested during the years December 31, 2023 and December 31, 2024 was $0.1 million and $15,000. No Service-based Awards were granted during the year ended December 31, 2024. As a result, no unvested awards remaining outstanding as of December 31, 2024.

Stock Appreciation Rights

The Company has granted cash-settled stock appreciation rights (“SARs”) that are awarded at not less than 100% of the fair market value of the Company’s common stock on the grant date. These SARs are cash-settled, providing participants with the excess of the market price of the Company’s common stock on the

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NOTES TO FINANCIAL STATEMENTS

exercise date over the exercise price, without the issuance of any shares of common stock. The awards vest only after satisfying both service-based and performance-based conditions and typically expire 10-years from the grant date. The service-based conditions for these awards are satisfied over a three-year period. The performance-based conditions are met upon the closing of specific liquidation or change in control transaction (“Qualifying Event”). The Company may also cause the performance condition to be released at any time at its discretion, and the SARs would continue to vest solely based on the service conditions.

During the year ended December 31, 2024, the Company granted 31,777 SARs with a weighted-average exercise price of $183.03 per share. During the year ended December 31, 2024, 3,331 SARs were forfeited, resulting in 28,446 SARs outstanding at the end of the year. No SARs were granted during the year ended December 31, 2023. As of December 31, 2024, no stock-based compensation had been recorded for these liability-classified awards, as the Qualifying Event performance condition was not probable. The Company will recognize the associated stock-based compensation and corresponding liability in future periods if a Qualifying Event occurs.

Warrants issued to a Customer

During fiscal years 2018 and 2020, the Company issued a total of 28,920 warrants to a customer to purchase Series B-1 convertible preferred stock with an exercise price of $49.62 per share and a grant date fair value of $0.5 million. These warrants were granted to facilitate a partnership with the client and are subject to specific service and performance conditions. These warrants issued to a customer are equity-classified instruments and recognized over the applicable vesting period, provided it is probable that the performance conditions will be satisfied, reducing the transaction price of revenue earned under the customer contract.

No warrants were issued to customers in the year ended December 31, 2023. In the year ended December 31, 2024, the Company granted an additional 4,126 warrants to the same customer, which vest based on the customer achieving defined performance conditions. The amount recorded as a reduction in revenue associated with these warrants was $0.7 million for the year ended December 31, 2024.

As of December 31, 2023, 23,410 warrants issued to a customer were outstanding of which all were vested. As of December 31, 2024, there were 27,536 outstanding warrants issued to a customer of which 23,410 were vested. There is no remaining unrecognized compensation related to these warrants as of December 31, 2024. The remaining contractual term of this warrant is 6.3 years and the intrinsic value of the warrants outstanding as of December 31, 2024 is $5.8 million. The intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the estimated fair value of the Company’s Series B-1 convertible preferred stock.

The estimated fair value for the non-employee warrants issued to a customer was determined using an the Black-Scholes option-pricing model. The fair value of the warrants was calculated on grant dates using the following inputs:

Year Ended December 31, 2024
Risk-free interest rate	4.37%
Expected term (in years)	1.75
Volatility	61.60%
Expected dividend yield	—%

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NOTES TO FINANCIAL STATEMENTS

13.	INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31,
	2023	2024
Current:
Federal	$—	$—
State	34	13

	$34	$13

Deferred:
Federal	$—	$37
State	—	—

	—	37
Change in valuation allowance	—	—

Provision for income taxes	$34	$50

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the Company’s ability to consider other subjective evidence, such as projections for future growth.

A summary reconciliation of the effective tax rate is as follows:

	Year Ended December 31,
	2023	2024
Expected provision at statutory federal rate	21.0%	21.0%
State and local income tax, net of federal income tax effect	(1.9)	0.9
Tax credits (federal and state NOFB)	—	0.7
Convertible notes and derivatives	—	(27.1)
Stock-based compensation	(1.6)	0.6
Nontaxable or nondeductible items	(0.2)	(0.1)
Effect of changes in tax laws or rates enacted in the current period	—	0.2
Change in valuation allowance	(15.9)	0.8
Other reconciling items	(1.6)	3.3
Change in unrecognized tax benefits	—	(0.5)

Effective tax rate	(0.2)%	(0.2)%

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NOTES TO FINANCIAL STATEMENTS

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2023	2024
Deferred tax assets:
Capitalized Software (Section 174)	$378	$541
Net operating loss carryforwards	6,941	8,421
Accruals and reserves	2,396	3,007
Income tax credits	82	334
Operating lease liabilities	57	59
Other assets	4	12
Interest Expense Limitation (Section 163j)	—	31
Unrealized gain / (loss)	3,019	343
Stock-based compensation	—	532

Total deferred tax assets	$12,877	$13,280
Less: Valuation allowance	(12,745)	(13,052)

Total deferred tax assets, net of allowance	$132	$228
Deferred tax liabilities:
Goodwill and identifiable intangible assets	(21)	(108)
Property and equipment, net	(56)	(104)
Operating lease, right-of-use assets	(55)	(53)

Total deferred tax liabilities	$(132)	$(265)

Net deferred tax assets (liabilities)	$—	$(37)

The Company had $26.5 million and $29.7 million federal net operating loss carryforwards that have no expiration date as of December 31, 2023 and 2024. The Company had $19.2 million and $24.7 million state net operating loss carryforwards as of December 31, 2023 and 2024. The state net operating loss carryforwards will expire at various dates beginning 2041 through 2043.

The utilization of certain federal and state net operating loss and credit carryforwards are subject to annual limitations under Section 382 of the U.S. Internal Revenue Code and similar state provisions.

As of December 31, 2023 and 2024, the Company had no material uncertain tax positions.

The Company is subject to taxation in the United States. For federal income tax purposes, 2020 and later tax years remain open for examination by the tax authorities under the normal three-year statute of limitations. For major U.S. states, generally, 2019 and later tax years remain open for examination by the tax authorities under a four-year statute of limitations.

14.	RELATED-PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2024, the Company paid immaterial and an aggregate $0.2 million for various legal, consulting and other fees to various investors and a board member.

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NOTES TO FINANCIAL STATEMENTS

At the time the Convertible Notes were issued, the Note Holder held more than 10% of the voting interests in the Company; therefore, meeting the definition of a related party. At no point during the years ended December 31, 2023 and 2024, did the Note Holder hold 10% or more of the Company’s voting interests. As such, the Note Holder is not considered a related party for the periods presented.

In 2017, the Company entered into an agreement (the “Spokesperson Agreement”) with a Co-Founder and a member of the Company’s board of directors (the “Spokesperson”). Under this arrangement, the Spokesperson agreed to provide services related to personal branding, marketing and promotions, as well as licensing intellectual property, including the Spokesperson’s name and image. As compensation for these services, the Spokesperson is entitled to receive a combination of cash payments contingent on an IPO or other recapitalization transaction and stock options. The Company issued 20,136 service-based stock options during the year ended December 31, 2024. The Company recognized $0.3 million and $0.3 million of stock-based compensation expense related to stock options granted to the Spokesperson for each of the years ended December 31, 2023 and 2024, which is included in selling, general and administrative expenses in the statement of operations and comprehensive loss.

15.	SEGMENT REPORTING

The Company operates as a single operating segment. For information about how the Company derives revenue, as well as the Company’s accounting policies, refer to Note 2, Summary of Significant Accounting Policies. All of the Company’s long-lived assets are located in the United States and less than 1% of the Company’s net sales are from customers located outside the United States.

The CODM uses net loss to assess performance, evaluate cost optimization, and allocate financial, capital and personnel resources. The CODM reviews segment assets on a consolidated basis as presented on the Company’s balance sheet.

The following table sets forth significant expense categories and other specified amounts included in net loss that are reviewed by the CODM, or are otherwise regularly provided to the CODM:

	Year Ended December 31,
	2023	2024
Net sales	$94,286	$156,801
Less:
Cost of goods sold[1]	55,256	87,948
Marketing	15,087	22,136
Payroll expenses	14,326	18,601
Outbound freight	8,972	10,641
Selling expenses	4,807	6,969
Warehousing & distribution	2,410	4,082
General and administrative costs	7,366	11,467
Other segment items[2]	3,699	18,793

Segment net loss	$(17,637)	$(23,836)

[1]	Cost of goods sold excludes depreciation and amortization.
[2]

Other segment items is primarily comprised of depreciation and amortization expense, interest income, interest expense, change in fair value of derivative liabilities, change in fair value of convertible preferred stock warrant liabilities and product development costs.

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NOTES TO FINANCIAL STATEMENTS

16.	NET LOSS PER SHARE

The following outstanding balances of securities have been excluded from the calculation of diluted weighted average common shares outstanding and diluted net loss per share because the effect of including them would have been antidilutive.

	Year Ended December 31,
	2023	2024
Convertible preferred stock	1,164,696	1,164,696
Stock options	285,299	306,180
Convertible Notes	150,777	150,777
Warrants issued to a customer	23,406	27,536
Convertible Preferred Stock Warrants	7,586	7,586
Unvested restricted stock awards	524	—

Total common shares equivalent	1,632,288	1,656,775

17.	SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 1, 2025, which is the date that these financial statements were available to be issued.

In January 2025, the Company and the Lender amended the Nonconvertible Debt, which increased the maximum borrowing capacity of the Revolving Credit Facility to $15.0 million, among other things. Additionally in January 2025, the Company also elected to draw $14.0 million on the Term Loan Facility. Following the 2025 amendments, the total borrowing capacity is $33.0 million, consisting of an $18.0 million term loan and a $15.0 million Revolving Credit Facility. To date, $22.0 million has been borrowed, including $18.0 million from the Term Loan Facility and $4.0 million from the Revolving Credit Facility.

In January 2025, the Company amended the Spokesperson Agreement (the “Amended Spokesperson Agreement”) to extend its term through December 2028. As part of the amendment, the Company agreed to pay consideration in the form of cash and stock options in exchange for the Spokesperson’s performance of specified advertising, marketing, selling and fundraising activities. The cash consideration payable is $8.0 million to be paid over a three-year period subject to continued performance under the Amended Spokesperson Agreement. In the event of a change of control as defined by the Amended Spokesperson Agreement, which includes an IPO, or termination of the agreement for reasons other than cause, any remaining unpaid portion of the $8.0 million cash consideration will be accelerated and paid in full. The stock option consideration provided under the Amended Spokesperson Agreement was included in the 20,136 stock options granted to the Spokesperson in year ended December 31, 2024. The expense related to these awards will be recognized over the requisite service period. No expense will be recognized for the performance-based cash consideration until the occurrence of the underlying event becomes probable.

In February 2025, the Company amended its certificate of incorporation to increase the authorized shares of common stock by 14,946, raising the total from 2,030,541 to 2,045,487. Additionally, the Company’s Board of Directors (the “Board”) amended the 2021 Plan to increase the number of shares available under the plan by 37,076, from 319,015 to 356,091.

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NOTES TO FINANCIAL STATEMENTS

In February 2025, the Company granted 34,676 options to certain executives, with an exercise price of $163.65 per share and expire 10 years from the grant date (the “2025 Options”). The 2025 Options are subject to service-based vesting over four years. Vesting for the 2025 Options may be accelerated based on certain performance-based contingencies as specified in the respective agreements.

In February 2025, the Company granted 13,000 SARs to certain executives, with an exercise price of $366.06 per share and expire three years from the grant date (“February 2025 SARs”). The February 2025 SARs are subject to both service-based and performance-based conditions which are satisfied over a three-year period and upon the occurrence of a Qualifying Event.

Additionally, in March 2025, the Company granted 10,000 SARs to a customer at an exercise price of $366.06 per share (“March 2025 SARs”). These March 2025 SARs will vest based on the customer achieving specified sales milestones over a three year period (the “Vesting Period”). Following the Vesting Period, any vested March 2025 SARs may be exercised by the holder at any time while any unvested March 2025 SARs will be forfeited. The March 2025 SARs will be automatically exercised on the earlier of their tenth anniversary or the occurrence of a Qualifying Event after the end of the Vesting Period. The reduction in revenue for the grant date fair value of these awards will be recognized as the underlying revenue is earned, so long as the achievement of the underlying sale milestones is probable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Initial exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is, or is threatened to be made, party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were, or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold or issued by us in the three years preceding the date of this registration statement that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

In the three years preceding the date of this registration statement, we have made sales of the following unregistered securities:

•

Between May 2022 through May 2025, we granted employees and directors stock options to purchase an aggregate of 196,449 shares of common stock upon the exercise of options under our 2021 Plan at exercise prices per share ranging from $71.92 to $163.65, for an aggregate exercise price of approximately $19.1 million.

•	On September 16, 2022, we issued Series D Preferred Stock Warrants to a financial institution, to purchase an aggregate of 963 shares of our Series D Preferred Stock at an exercise price of $183.03 per share. On September 29, 2023, we issued Series D Preferred Stock Warrants to the same financial institution, to purchase an additional 963 shares of our Series D Preferred Stock at an exercise price of $183.03 per share.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration in reliance upon Section 4(a)(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions between an issuer not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)	Financial Statement Schedules

Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit

Number	Description of Document
1.1*	Form of Underwriting Agreement, including form of Lock-Up Agreement

3.1*	Second Amended and Restated Certificate of Incorporation of Once Upon a Farm, PBC, as currently in effect

3.2*	Form of Certificate of Incorporation of Once Upon a Farm, PBC, to be in effect upon the completion of this offering

3.3*	Bylaws of Once Upon a Farm, PBC, as currently in effect

3.4*	Form of Bylaws of Once Upon a Farm, PBC, to be in effect upon the completion of this offering

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Form of Indemnification Agreement

10.2*	Form of Registration Rights Agreement

10.3*	Form of Director Nomination Agreement

10.4+*	Offer Letter, dated as of September 1, 2017, by and between John Foraker and Once Upon a Farm, PBC

10.5+*	Form of 2025 Omnibus Incentive Plan

10.6+*	Once Upon a Farm, PBC 2021 Omnibus Incentive Plan

10.7+*	First Amendment to the Once Upon a Farm, PBC 2021 Omnibus Incentive Plan

10.8+*	Second Amendment to the Once Upon a Farm, PBC 2021 Omnibus Incentive Plan

10.9+*	Third Amendment to the Once Upon a Farm, PBC 2021 Omnibus Incentive Plan

10.10+*	Fourth Amendment to the Once Upon a Farm, PBC 2021 Omnibus Incentive Plan

10.11+*	Form of Notice of Stock Appreciation Right Award (2025)

10.12+*	Form of Notice of Stock Option Award

10.13+*	Form of Notice of Stock Option Award (2025)

10.14+*	Notice of Stock Option Award, dated as of November 15, 2022, by and between Jennifer Garner and Once Upon a Farm, PBC

10.15+*	Notice of Stock Option Award, dated as of December 26, 2024, by and between Jennifer Garner and Once Upon a Farm, PBC

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP, independent registered accounting firm

23.2*	Consentof Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1*	Powerof Attorney (included on signature page)

107*	Calculationof the Filing Fee Table

*	Indicates to be filed by amendment.
**	Previously filed.
+	Indicates a management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California, on     .

Once Upon a Farm, PBC

By:
John Foraker Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Foraker and Lawrence Waldman, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
John Foraker	Chief Executive Officer and Director (Principal Executive Officer)

Lawrence Waldman	Chief Financial Officer (Principal Financial Officer)

Chris Folena	Chief Accounting Officer (Principal Accounting Officer)

Megan Bent	Director

Cassandra Curtis	Director

Jennifer Garner	Director

Jared Jacobs	Director

Lawrence Peiros	Director

Chuck Templeton	Director

Brett Thomas	Director